   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1998

                                                REGISTRATION NO. 333-50037
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ----------------

                            AMENDMENT NO. 1 TO
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                      COLORADO BUSINESS BANKSHARES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        COLORADO                     6021                    84-0826324
 (STATE OR JURISDICTION        (PRIMARY STANDARD          (I.R.S. EMPLOYER
           OF                     INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               ----------------

                            821 SEVENTEENTH STREET
                            DENVER, COLORADO 80202
                                (303) 293-2265
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                STEVEN BANGERT
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                      COLORADO BUSINESS BANKSHARES, INC.
                            821 SEVENTEENTH STREET
                            DENVER, COLORADO 80202
                                (303) 293-2265
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                         COPIES OF COMMUNICATIONS TO:

        KEVIN A. CUDNEY, ESQ.                  ANDREW L. BLAIR, JR., ESQ.
     JONATHAN P. FREEDMAN, ESQ.                  GREGORY J. RAMOS, ESQ.
        DORSEY & WHITNEY LLP                    SHERMAN & HOWARD, L.L.C.
 REPUBLIC PLAZA BUILDING, SUITE 4400             633 SEVENTEENTH STREET
       370 SEVENTEENTH STREET                    DENVER, COLORADO 80202
       DENVER, COLORADO 80202                        (303) 297-2900
           (303) 629-3400

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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                                              PROPOSED MAXIMUM  PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO BE    OFFERING PRICE  AGGREGATE OFFERING    AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)     PER SHARE(2)        PRICE(2)      REGISTRATION FEE
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 Common Stock, $.01 par
  value.................     1,610,000 shares      $12.00         $19,320,000        $5,699.40

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(1) Includes 210,000 shares that may be purchased by the underwriters from the registrant to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE   +
+SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY  +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE      +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE    +
+UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF  +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 29, 1998

                                1,400,000 SHARES

                                   LOGO
                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are offered by Colorado Business Bankshares, Inc. Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied for the inclusion of the Common Stock on the Nasdaq National Market under the symbol "COBZ" and meets the quantitative standards for listing thereunder.

  Up to 90,000 shares of the Common Stock offered hereby have been reserved for sale to certain directors, executive officers and key employees of the Company who have expressed an interest in purchasing shares of Common Stock in the Offering, including Steven Bangert, the Company's Chairman of the Board and Chief Executive Officer, and Howard R. Ross, a director of the Company.

                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                       SEE "RISK FACTORS" AT PAGE 7.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

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                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share..................................    $           $            $
--------------------------------------------------------------------------------
Total(3)...................................   $           $            $

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(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to pay certain other compensation to the Underwriter. The Underwriter has agreed with the Company that the Underwriting Discounts and
    Commissions will be reduced to $    per share for up to 90,000 shares
    reserved for sale to directors, executive officers and key employees. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $480,000. See "Use of Proceeds."

(3) The Company has granted to the Underwriter an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 210,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriter exercises this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $   , $   and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are being offered by the Underwriter, when, as and if delivered to and accepted by the Underwriter, subject to prior sale and to certain other conditions. It is expected that delivery of the shares of Common
Stock will be made on or about      , 1998.

                             DAIN RAUSCHER WESSELS

                 A DIVISION OF DAIN RAUSCHER INCORPORATED

                   The date of this Prospectus is      , 1998

  [Map of Denver metropolitan area, indicating various locations of the Bank]

                               ----------------

  THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY OTHER GOVERNMENT AGENCY OR OTHERWISE.

                               ----------------

  The Company intends to furnish its shareholders with annual reports containing audited financial statements, together with a report from its independent public auditors, and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information. Prior to the Offering, the Company has not been a reporting company with the Securities and Exchange Commission.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  This summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) reflects a 4.7125-for-1 stock split of the Company's Common Stock, par value $.01 per share (the "Common Stock"), effected in May 1998, and
(ii) assumes that the Underwriter's over-allotment option is not exercised. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those described in such forward-looking statements. Factors that might cause such a difference, include, but are not limited to, those discussed under the caption "Risk Factors." Unless the context otherwise requires, references to the Company contained in this Prospectus include all of the Company's subsidiaries.

                                  THE COMPANY

  Colorado Business Bankshares, Inc. (the "Company") is a bank holding company headquartered in Denver, Colorado that owns Colorado Business Bank, N.A. (the "Bank"), a full-service, commercial banking institution with five locations in the Denver metropolitan area. As of March 31, 1998, the Company had total assets of $272.9 million, net loans and leases of $179.2 million and deposits of $220.6 million. The Bank provides a broad range of sophisticated banking products and services, including credit, cash management, investment, deposit and trust products, to its targeted customer base of small- and medium-sized businesses and high net worth individuals. Each of the Bank's locations operates as a separate community bank, with significant local decision-making authority. Support functions, such as accounting, data processing, bookkeeping, credit administration, loan operations and investment and cash management services, are provided centrally from the Company's downtown Denver office. As a result of this operating approach, the Company believes that it is well positioned as a community business bank, combining the elements of personalized service found in community banks with sophisticated banking products and services traditionally offered by larger regional banks. The Company believes that its market position and experienced personnel give it the potential to generate growth and financial returns in excess of industry averages.

  The Company's objective is to build a highly profitable, customer-focused community banking network with assets in excess of $500 million by the end of the year 2000. The Company believes that its senior management and systems infrastructure are adequate to support growth to this level without incurring proportionate increases in general, administrative and other noninterest expenses. The Company's growth and operating strategies are designed to achieve this objective. Although management intends to build the Company primarily through internal growth, the introduction of new product lines and de novo branching, the Company will also explore opportunities to expand through acquisitions of existing banks. As the next step in its growth strategy, the Company intends to open a de novo location in South Denver by the end of 1998. At the same time, the Company intends to continue to execute its operating strategy, the principal components of which are: (i) assembling a top-quality team, (ii) expanding existing banking relationships, (iii) emphasizing high quality customer service, (iv) capitalizing on the use of technology, (v) achieving efficiencies and economies of scale through centralized administrative and support operations and (vi) maintaining asset quality and controlling interest rate risk.

  The Company's approach to expansion is predicated on recruiting key personnel to lead new initiatives. While the Company normally considers an array of new locations and product lines as potential expansion initiatives, it generally will proceed only upon identifying quality management personnel with a loyal customer following in the community or product line that is the target of the initiative. The Company believes that, by focusing on individuals who are established in their communities and are experienced in offering sophisticated banking products and services, it enhances its market position and adds profitable growth opportunities while managing credit risk.

  The Company was acquired by a group of private investors in September 1994 (the "Acquisition"). At that time, the Bank's operations were conducted through two separate banks--Equitable Bank of Littleton, located in Littleton, Colorado, and The Women's Bank, located in downtown Denver. From December 31, 1994 to March 31, 1998, the Company's assets increased to $272.9 million from $143.9 million, an increase of 89.6%, its net loan and lease portfolio increased to $179.2 million from $70.6 million, an increase of 154.0%, and deposits increased to $220.6 million (29.8% of which were noninterest-bearing deposits) from $124.5 million, an increase of 77.2%. During that period, the Company made several changes in operations that it believes have had a significant positive impact on its business, including:

  . ASSEMBLED EXPERIENCED MANAGEMENT TEAM. The Company assembled a senior management team comprised primarily of experienced Colorado banking professionals. These individuals brought to the Company a network of existing relationships with Denver metropolitan area businesses.

  . ESTABLISHED NEW LOCATIONS IN THE DENVER METROPOLITAN AREA. The Bank established three new banking locations, each staffed with bankers experienced in their respective markets: a Boulder location, which was opened in November 1995, a second location in Littleton, which was opened in March 1997, and a location in West Denver, which was opened in December 1997. As of March 31, 1998, these three locations had grown to $53.0 million, $10.8 million and $9.7 million in assets, respectively.

  . EXPANDED PRODUCT AND SERVICE OFFERINGS. Product and service offerings introduced since the Acquisition include (i) equipment leasing, (ii) a variety of new investment options and (iii) trust and estate administration services, including the administration of employee benefit plans. In addition, the Company significantly expanded the capability of its commercial real estate lending department.

  . CONSOLIDATED BANKS. The Company consolidated its two bank charters into the Bank, which was renamed "Colorado Business Bank." The Company believes that, by placing all of its operations under the "Colorado Business Bank" standard, it increased its name recognition, better described its market focus and eliminated duplicative regulatory functions and costs.

  The Company was incorporated in Colorado in 1980 as Equitable Bancorporation, Inc. and changed its name to Colorado Business Bankshares, Inc. in September 1995. The Company's principal executive office is located at 821 Seventeenth Street, Denver Colorado 80202, and its telephone number is (303) 293-2265.

                                  THE OFFERING

Common Stock offered........  1,400,000 shares
Common Stock to be
 outstanding after the
 Offering...................

Proposed Nasdaq National      6,463,468 shares(1)
 Market symbol..............
                              COBZ
Use of proceeds.............  To repay indebtedness, to redeem all of the
                              Company's outstanding Preferred Stock and to
                              contribute to the capital of the Bank. See "Use
                              of Proceeds."
Risk factors................
                              The Common Stock offered hereby involves a high
                              degree of risk, including, without limitation,
                              risks relating to: the impact of economic
                              conditions and interest rates on the Company's
                              business; loan and lease losses; and the
                              execution of the Company's growth strategy. See
--------                      "Risk Factors."

(1) Excludes (a) 249,764 shares of Common Stock issuable upon exercise of outstanding options held by officers, directors and employees of the Company, (b) 273,839 shares of Common Stock reserved for issuance pursuant to future grants of options to officers, directors and employees of the Company and (c) 100,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Underwriter. See "Management" and "Underwriting."

                       SUMMARY HISTORICAL FINANCIAL DATA

  The summary financial data presented below is derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus and should be read in conjunction with such financial statements, and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                AT OR FOR THE
                             THREE MONTHS ENDED          AT OR FOR THE
                                  MARCH 31,         YEAR ENDED DECEMBER 31,
                             ------------------- ------------------------------
                               1998      1997      1997      1996       1995
                             --------- --------- --------- --------- ----------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Interest income............  $   5,377 $   3,893 $  18,147 $  13,711 $   11,231
Interest expense...........      2,018     1,561     7,016     5,323      4,400
                             --------- --------- --------- --------- ----------
Net interest income before
 provision for loan and
 lease losses..............      3,359     2,332    11,131     8,388      6,831
Provision for loan and
 lease losses..............        351       146       949       493        242
                             --------- --------- --------- --------- ----------
Net interest income after
 provision for loan and
 lease losses..............      3,008     2,186    10,182     7,895      6,589
Noninterest income.........      1,005       735     3,303     1,794      1,191
Noninterest expense........      3,015     2,446    10,387     7,827      6,632
                             --------- --------- --------- --------- ----------
Income before income
 taxes.....................        998       475     3,098     1,862      1,148
Provision for income
 taxes.....................        411       203     1,245       762        432
                             --------- --------- --------- --------- ----------
Net income.................  $     587 $     272 $   1,853 $   1,100 $      716
                             ========= ========= ========= ========= ==========
Earnings per share--basic..  $    0.11 $    0.07 $    0.37 $    0.29 $     0.19
                             ========= ========= ========= ========= ==========
Earnings per share--
 diluted...................  $    0.10 $    0.07 $    0.36 $    0.29 $     0.19
                             ========= ========= ========= ========= ==========
Weighted average common
 shares and common share
 equivalents outstanding--
 basic.....................  4,941,990 3,784,138 4,690,852 3,771,885  3,773,063
                             ========= ========= ========= ========= ==========
Weighted average common
 shares and common share
 equivalents outstanding--
 diluted...................  5,220,531 3,900,021 4,802,778 3,826,467  3,800,147
                             ========= ========= ========= ========= ==========

STATEMENT OF FINANCIAL CONDITION
 DATA:
Total assets..................... $272,916 $207,631 $264,059 $190,645 $160,421
Loans and leases, net............  179,211  120,687  164,091  110,748   87,310
Investments......................   57,085   62,533   58,784   57,571   50,991
Deposits.........................  220,595  169,649  221,058  155,310  137,513
Note payable.....................    7,500    9,750    7,500   10,000   10,500
Preferred shareholders' equity...    1,500    1,500    1,500      --       --
Common shareholders' equity......   16,915   12,934   15,925   10,189    9,066

KEY RATIOS:
Net interest margin(1)................    5.66%   5.28%   5.52%   5.46%   5.44%
Efficiency ratio(2)...................   69.09   79.75   71.96   76.87   82.67
Return on average assets(1)...........    0.90    0.56    0.83    0.64    0.50
Return on average common shareholders'
 equity(1)............................   12.98    9.88   12.21   11.47    8.24
Common shareholders' equity to average
 total assets.........................    6.38    5.63    6.35    5.54    6.01
Total shareholders' equity to average
 total assets.........................    6.95    5.63    6.85    5.54    6.01
Nonperforming assets to average total
 assets...............................    0.45    0.33    0.31    0.36    0.58
Nonperforming loans and leases to
 total loans and leases...............    0.68    0.57    0.49    0.52    0.69
Allowance for loan and lease losses to
 total loans and leases...............    1.45    1.45    1.35    1.48    1.57
Allowance for loan and lease losses to
 nonperforming loans and leases.......  212.78  256.05  277.19  285.22  225.97

--------

(1) The ratios for the three months ended March 31, 1998 and 1997 have been annualized and are not necessarily indicative of the results for the entire year.

(2) Efficiency ratio is the ratio of noninterest expense to the sum of net interest income before provision for loan and lease losses and noninterest income.

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ from those described in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors.

IMPACT OF ECONOMIC CONDITIONS AND INTEREST RATES

  The Company's operating results may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Substantially all of the Company's loans and leases are to businesses and individuals in the Denver metropolitan area, and any decline in the economy of this market area could impact the Company adversely. Recent economic conditions in the Denver metropolitan area have been generally more favorable than those in many other regions of the country, but there can be no assurance that such favorable conditions will continue to prevail. In addition, the Company's profitability is, in part, a function of the spread between the interest rates earned on loans and leases and the interest rates paid on deposits and other interest-bearing liabilities. Since 1991, many banking organizations, including the Company, have experienced historically high interest rate spreads. There can be no assurance, however, that the Company will continue to experience such high interest rate spreads. A decrease in interest rate spreads would have a negative effect on the Company's business, financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Interest Income" and "-- Asset/Liability Management," "Business--Market Area Served" and "Supervision and Regulation--Monetary Policy."

LOAN AND LEASE LOSSES

  The inability of borrowers to repay loans and leases can erode the earnings and capital of a bank. As a community business bank, the Bank's loan and lease portfolio is somewhat less diversified than that of a traditional community bank because it includes a higher concentration of larger commercial loans. The Bank maintains an allowance for loan and lease losses to provide for loan and lease defaults and nonperformance. The allowance is based on prior experience with loan and lease losses, as well as an evaluation of the risks in the current loan and lease portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Company's control. Despite the Company's efforts to estimate future loan and lease losses, such losses may exceed the Bank's allowance for loan and lease losses. As of March 31, 1998, the Company had total nonperforming loans and leases of $1.2 million (0.68% of total loans and leases). At the same date, the Bank's allowance for loan and lease losses was $2.6 million (1.45% of total loans and leases and 212.78% of nonperforming loans and leases). There can be no assurance that such allowance will be adequate to cover actual losses. Moreover, future additions to the Bank's allowance for loan and lease losses could result in a material decrease in the Company's net income and capital. See "Business-- Nonperforming Assets" and "--Analysis of Allowance for Loan and Lease Losses."

RISKS OF GROWTH STRATEGY

  The Company's growth initiatives are based upon recruiting experienced personnel to lead such initiatives, and, accordingly, the failure to identify and retain such personnel would place significant limitations on the Company's ability to execute its growth strategy. In addition, to the extent that the Company seeks to grow by acquiring other financial institutions, it may face significant competition from other entities, including larger regional bank holding companies seeking to acquire such institutions. Since there are a limited number of attractive acquisition candidates that operate in the Company's target markets, the Company's ability to grow through acquisitions may be significantly constrained. Moreover, any such acquisitions would be subject to regulatory approval, and there can be no assurance that the Company would obtain such approval. The Company does not have any agreement, arrangement or understanding regarding the acquisition of any financial institution. In addition, in the event that the Company does proceed with any acquisition, there can be no assurance that it will be successful in integrating the acquired institution into its business. Furthermore, the Company must maintain sufficient regulatory capital levels to support any such acquisition. There can be no assurance that the Company will implement its growth strategy successfully. See "Business--Growth Strategy" and "Supervision and Regulation--The Holding Company."

DEPENDENCE ON KEY PERSONNEL

  Consistent with its policy of focusing growth initiatives on the recruitment of qualified personnel, the Company is highly dependent on the continued services of a number of its executive officers and key employees. The loss of the services of any of these individuals could adversely affect the Company's business, financial condition, results of operations and cash flows. The Company does not have key person life insurance on the life of any of these individuals. Moreover, the Company's anticipated growth is expected to place increased demands on its human resources and will require the recruitment of additional middle management personnel. The failure to recruit such personnel could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Business--Growth Strategy" and "Management."

COMPETITIVE BANKING ENVIRONMENT

  The banking business in the Denver metropolitan area is highly competitive. The Company competes for loans and deposits with other commercial banks, savings and loan associations, finance companies, mutual funds, credit unions and mortgage bankers. In addition to traditional financial institutions, the Company also competes for loans with brokerage and investment banking companies, nonfinancial institutions, including retail stores that maintain their own credit programs, and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Particularly in times of high interest rates, the Company also faces significant competition for deposits from sellers of short-term money market securities and other corporate and government securities. By virtue of their larger capital bases or affiliation with larger multi-bank holding companies, many of the Company's competitors have substantially greater resources and lending limits than the Company and perform other functions that the Company offers only through correspondents. Interstate banking is permitted in Colorado, and, since January 1, 1997, unlimited state-wide branch banking has been permitted. As a result, the Company may experience greater competition in its primary service areas. The Company's business, financial condition, results of operations and cash flows may be adversely affected by an increase in competition. Moreover, recently enacted and proposed legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of such legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized bank holding companies. See "Business--Competition" and "Supervision and Regulation."

CONVERSION TO NEW DATA PROCESSING SYSTEM

  The Company is in the process of converting to a data processing system designed, installed and serviced by Jack Henry & Associates, Inc. (the "Jack Henry System") and is scheduled to begin operating on the new system in June 1998. There can be no assurance that the Company will be able to complete the conversion without temporary interruptions of service. Any such interruptions of service could have a material adverse effect on the Company's relationships with its customers and, therefore, its business, financial condition, results of operations and cash flows. See "Business--Data Processing Systems."

YEAR 2000 COMPLIANCE

  As the year 2000 approaches, a significant business issue has emerged regarding how existing application software programs and operating systems can accommodate the date value for the year 2000. Many existing software application products, including software application products used by the Bank, were designed to accommodate only a two-digit date value, which represents the year. For example, information relating to the year 1996 is stored in the system as "96." As a result, the year 1999 (i.e., "99") could be the maximum date value that these systems will be able to process accurately. In response to concerns about this issue, bank regulatory agencies have begun to monitor bank holding companies' and banks' readiness for the year 2000 as part of the regular examination process. In the event that a bank holding company or a bank is determined not to be satisfactorily prepared for the year 2000, it will be required to submit a written plan establishing a timetable for year 2000 compliance and periodic progress reports on its efforts to implement the plan. Failure to formulate a satisfactory plan, or to implement the plan successfully, could result in an enforcement action. The inability of the Company to address year 2000 issues successfully could result in significant interruptions in its operations and, therefore, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Business--Data Processing Systems" and "Supervision and Regulation--The Bank--Monitoring of Year 2000 Compliance."

GOVERNMENT REGULATION AND RECENT LEGISLATION

  The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision, which is intended to protect depositors rather than shareholders of the Company. Recently enacted, proposed and future legislation and regulations have had, and will likely continue to have, a significant impact on the Company, the Bank and the banking industry. Some of these legislative and regulatory changes will increase the Company's costs of doing business and create advantages for its competitors. For example, recently enacted and proposed legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of such legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized bank holding companies. See "Business--Competition" and "Supervision and Regulation."

POTENTIAL LIABILITY FOR UNDERCAPITALIZED SUBSIDIARY

  Under federal law, a bank holding company may be required to guarantee a capital plan filed by an undercapitalized bank subsidiary with its primary regulator. If the subsidiary defaults under the plan, the holding company may be required to contribute to the capital of the subsidiary bank an amount equal to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with applicable capital standards. Therefore, it is possible that the Company will be required to contribute capital to the Bank or any other bank that it may acquire in the event that such bank becomes undercapitalized. Moreover, the Company may be required to make such capital contribution at a time when it has other significant capital needs, and, therefore, such requirement may adversely affect the Company's business, financial condition, results of operations and cash flows. See "Supervision and Regulation--The Holding Company--Capital Adequacy" and "--The Bank--Capital Adequacy."

NEED FOR TECHNOLOGICAL CHANGE

  The banking industry is undergoing rapid technological change, with frequent introductions of new technology-driven products and services. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as its ability to create additional efficiencies in its operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Company will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers. See "Business-- Operating Strategy."

NO PRIOR MARKET

  Prior to the Offering, there was no public market for the Common Stock. The Company has applied for the inclusion of the Common Stock on the Nasdaq National Market. However, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. See "Description of Capital Stock."

NO DIVIDENDS SINCE ACQUISITION; RESTRICTIONS ON PAYMENTS OF DIVIDENDS

  Since the Acquisition, the Company has not paid cash dividends on its Common Stock and does not intend to pay dividends in the foreseeable future. Instead, the Company intends to retain earnings to support the growth of its business. Moreover, the Company's ability to pay a cash dividend on its Common Stock, if it determines to do so, is largely dependent upon the payment of dividends by the Bank to the Company. The Bank's ability to pay dividends to the Company is restricted by federal regulations. Without prior regulatory approval, the Bank cannot pay dividends during any calendar year in excess of the sum of its earnings during that year and the two previous years (less any other distributions to shareholders during that period). See "Dividend Policy" and "Supervision and Regulation--The Bank--Dividend Restrictions."

CONCENTRATION OF OWNERSHIP

  As of March 31, 1998, directors, executive officers and key employees of the Company beneficially owned approximately 60.1% of the Common Stock. Upon completion of this offering (the "Offering"), directors, executive officers and key employees of the Company will beneficially own approximately 48.6% of the Common Stock (including the 90,000 shares of Common Stock reserved for sale to directors, executive officers and key employees of the Company in the Offering). Accordingly, such persons will be in a position to exercise substantial influence over the affairs of the Company. See "Management" and "Principal Shareholders."

ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors of the Company rather than pursue non-negotiated takeover attempts. These provisions include preferred stock as to which the Company's Board of Directors has the authority to issue additional series and to fix the rights, preferences and limitations thereof without shareholder approval, the availability for issuance of authorized but unissued Common Stock and a classified Board of Directors, with three classes of directors having staggered terms of three years each. See "Description of Capital Stock" and "Management--Classified Board of Directors." Moreover, the Company has entered into employment agreements with a number of its executive officers and key employees that require the Company to make a lump sum payment to such employee in an amount equal to a multiple of such employee's annual compensation in the event that his or her employment is terminated within two years after the occurrence of certain types of changes in control of the Company. As of March 31, 1998, the estimated aggregate amount of such payments that would be due if the employment of each such executive officer and key employee were to terminate after such a change of control was $2.7 million. See "Management--Employment Agreements." Moreover, the shareholders' agreement between the Bank and the 20% minority shareholders of its equipment leasing subsidiary requires any person or entity acquiring the Bank to purchase the equity interest of such shareholders in the subsidiary in connection with such acquisition. These anti-takeover provisions have the effect of discouraging a change in control of the Company not approved by its Board of Directors, thereby potentially depriving shareholders of an opportunity to sell their shares at a substantial premium over market price. See "Description of Capital Stock--Certain Charter and Bylaw Provisions." In addition, no person or entity, individually or together with persons or entities acting in concert with such person or entity, may acquire the ownership, control, right to vote or right to acquire 10% or more of the Company's total outstanding Common Stock, without first complying with the requirements of the Change in Bank Control Act and the Bank Holding Company Act of 1956. These requirements also may have the effect of delaying or preventing a change of control of the Company. See "Supervision and Regulation."

POSSIBLE VOLATILITY OF MARKET PRICE

  The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriter based upon several factors. There can be no assurance that future market prices will equal or exceed the initial public offering price. Following the Offering, the market price of the Common Stock may fluctuate, depending on various factors, including the general economy, stock market conditions, general trends in the banking industry, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results. See "Underwriting."

DILUTION

  Purchasers of the Common Stock offered hereby will incur substantial immediate dilution. See "Dilution."

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Following the Offering, the Company will have outstanding 6,463,468 shares of Common Stock. As of the date of this Prospectus, the 1,400,000 shares of Common Stock offered hereby and approximately 293,264 additional shares of Common Stock may be sold in the public market. Beginning 90 days after the date of this Prospectus, approximately 899,805 additional shares of Common Stock may be sold in the public market, subject to the volume limitations and other requirements contained in Rule 144 ("Rule 144"), promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Beginning 180 days after the date of this Prospectus, approximately 3,870,399 additional shares of Common Stock subject to lock-up agreements between the Underwriter and the Company's directors, executive officers and key employees, and certain other shareholders, will become available for sale in the public market. Thereafter, substantially all of the outstanding shares of Common Stock may be sold in the public market, subject to compliance with Rule 144. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  Assuming an initial public offering price of $11.00 per share, the net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $13.9 million ($16.0 million if the Underwriter's over- allotment option is exercised in full).

  The Company anticipates that approximately $7.3 million of the net proceeds will be used to repay all remaining outstanding indebtedness under the Company's credit facility (the "Credit Facility") with American National Bank and Trust Company ("ANB"). The Credit Facility is secured by the Company's pledge of all of the capital stock of the Bank. Interest on the Credit Facility accrues at the prime rate and is payable quarterly. All outstanding indebtedness under the Credit Facility is payable in full on June 30, 2001. Approximately $1.5 million of the net proceeds will be used to redeem all of the Company's outstanding Preferred Stock, including the payment of accrued but unpaid dividends (which accrue at a variable rate that is 2.25% higher than the prime rate and are payable quarterly). The outstanding shares of the Preferred Stock may be redeemed by the Company at any time without premium or penalty. All such shares of Preferred Stock were issued to an entity affiliated with ANB in April 1997 in connection with ANB's exchange of $1.5 million of outstanding indebtedness under the Credit Facility for Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The remaining approximately $5.1 million (36.7% of the net proceeds from the Offering) will be contributed to the capital of the Bank. Although the Bank currently exceeds regulatory capital requirements, the additional capital will enable it to continue asset growth.

                                DIVIDEND POLICY

  The Company's policy is to retain its earnings to support the growth of its business. The Board of Directors of the Company has not declared cash dividends on the Common Stock since the Acquisition and does not plan to do so in the foreseeable future. The ability of the Company to pay cash dividends largely depends on the amount of cash dividends paid to it by the Bank. Capital distributions, including dividends, by institutions such as the Bank are subject to restrictions tied to the institution's earnings. See "Supervision and Regulation--The Bank--Dividend Restrictions."

                                   DILUTION

  The net tangible book value of the Company's Common Stock at March 31, 1998 was approximately $11.9 million, or approximately $2.35 per share. After giving effect to the Offering (at an assumed initial public offering price of $11.00 per share of Common Stock) and the application of the estimated net proceeds therefrom, the net tangible book value of the Common Stock at March 31, 1998 would have been approximately $25.8 million, or $3.99 per share. This represents an immediate dilution to investors of $7.01 per share, as illustrated by the following table:

   Assumed public offering price per share.......................       $11.00
   Net tangible book value per share of Common Stock as of March
    31, 1998..................................................... $2.35
   Increase per share of Common Stock attributable to new
    investors....................................................  1.64
                                                                  -----
   Pro forma net tangible book value per share of Common Stock
    after the Offering(1)........................................         3.99
                                                                        ------
   Dilution per share of Common Stock to new investors(1)........       $ 7.01
                                                                        ======

--------

(1) Excludes (a) 249,764 shares of Common Stock issuable upon exercise of outstanding options held by officers, directors and employees of the Company, (b) 273,839 shares of Common Stock reserved for issuance pursuant to future grants of options to officers, directors and employees of the Company and (c) 100,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Underwriter.

  The following table summarizes, as of March 31, 1998, on a pro forma basis, the number of shares of Common Stock issued by the Company, the total consideration received by the Company for such shares and the average price per share of Common Stock paid by existing shareholders and by investors in the Offering (based upon an assumed initial public offering price of $11.00 per share), before deducting the estimated underwriting discounts and commissions and offering expenses.

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                 ----------------- ------------------- PRICE PER
                                  SHARES   PERCENT   AMOUNT    PERCENT   SHARE
                                 --------- ------- ----------- ------- ---------
Existing shareholders........... 5,063,468  78.3%  $12,382,000  44.6%   $ 2.45
                                 --------- ------  ----------- ------
New investors................... 1,400,000  21.7%   15,400,000  55.4%    11.00
                                 --------- ------  ----------- ------
  Total......................... 6,463,468 100.0%  $27,782,000 100.0%
                                 ========= ======  =========== ======

                                 CAPITALIZATION

  The following table, which should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus, sets forth the capitalization (including deposits) of the Company as of March 31, 1998, and as adjusted to reflect the Offering (at an assumed public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom.

                                                            AT MARCH 31, 1998
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
Deposits.................................................. $220,595  $220,595
                                                           ========  ========
Borrowings:
  Securities sold under agreements to repurchase.......... $ 16,085  $ 16,085
  Federal funds purchased.................................    5,000     5,000
  FHLB notes payable......................................    3,260     3,260
  Note payable............................................    7,500       --
                                                           --------  --------
    Total borrowings...................................... $ 31,845  $ 24,345
                                                           ========  ========
Shareholders' equity:
  Preferred Stock, $.01 par value per share, 2,000,000
   shares authorized; 1,500 shares issued and outstanding,
   actual; no shares issued and outstanding, as adjusted.. $  1,500  $    --
  Common Stock, $.01 par value per share, 25,000,000
   shares authorized; 5,063,468 shares issued and
   outstanding, actual; 6,463,468 shares issued and
   outstanding, as adjusted...............................       51        65
  Additional paid-in capital..............................   12,331    26,187
  Retained earnings.......................................    4,380     4,380
  Net unrealized appreciation on available for sale
   securities, net of taxes...............................      153       153
                                                           --------  --------
    Total shareholders' equity............................ $ 18,415  $ 30,785
                                                           ========  ========

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company was acquired by a group of private investors in September 1994 for a purchase price of approximately $17.4 million. The purchase price was financed, in part, by a loan obtained by the Company in the amount of $10.5 million from ANB. In connection with the Acquisition, the Company recorded (i) a deposit intangible valued at $352,000, which was amortized over a three-year period, and (ii) goodwill of $6.4 million, which is being amortized over a 15-year period. The amortization of these assets adversely affects the Company's net income, although it has no effect on its cash flow.

  In March 1997, the Company completed a private placement of 1,102,725 shares of Common Stock at a price of $3.61 per share for an aggregate of approximately $4.0 million, which was used to fund the Company's continuing growth. The capital raised in this transaction was provided primarily by certain Colorado-based investors who have played a significant role in the growth of the Company by providing deposits and loan opportunities, both directly and indirectly through referrals. In April 1997, the Company increased its regulatory capital by converting $1.5 million of its outstanding indebtedness to ANB into Preferred Stock.

  Since the Acquisition, the Company's objective has been to maximize its return on shareholders' equity and to retain earnings to support growth. From December 31, 1994 to March 31, 1998, the Company's shareholders' equity (excluding preferred stock) increased 104.1%, from $8.3 million to $16.9 million (including the $4.0 million in additional capital raised in March 1997 in the private placement referred to above). During that same time period, the Company's outstanding loans and leases increased 153.0%, from $71.9 million to $181.8 million. This increase has primarily been the result of the Company's focus on local relationship banking and commercial lending to small- and medium-sized businesses. In addition, the Company has emphasized building and maintaining asset quality through its credit underwriting and monitoring process. See "Business--Lending Activities." Nonperforming assets have ranged from 0.31% to 0.58% of total assets during this period. While the Company has maintained asset quality, it has continued to build its allowance for loan and lease losses. The Company's allowance for loan and lease losses was increased 122.7%, from $1.2 million as of December 31, 1994 to $2.6 million as of March 31, 1998 to maintain strong reserve coverage of the Company's growing loan and lease portfolio.

  In March 1996, the Company formed an equipment leasing subsidiary, Colorado Business Leasing, Inc. ("CBL"). The Company owns an 80% interest in CBL and the remaining 20% is owned by CBL's management. Prior to April 1, 1998, the Bank purchased all leases originated by CBL and, accordingly, assumed all credit risk associated with such leases. The Bank paid a servicing fee to CBL for each lease, and customers sometimes paid additional origination fees directly to CBL. As of April 1, 1998, the Company and CBL restructured their relationship so that all leases are held by CBL, with the Bank providing CBL a line of credit to fund the purchase of leased equipment. The Company believes that the restructuring will not have a material effect on its consolidated financial statements.

  The Company's management has focused on developing an organization with personnel, management systems and products that will allow it to compete effectively and position it for growth. The cost of this process relative to the Company's size has been high. In addition, the Company has operated with excess capacity during the start-up phases of various projects. As a result, the Company's earnings over the past several years have been adversely affected by relatively high levels of noninterest expense. Salaries and employee benefits comprised most of this overhead category, but the Company believes that its compensation levels have allowed it to recruit and retain a highly qualified management team capable of implementing its business strategies. The Company believes that its compensation policies, which include the granting of options to purchase Common Stock to many employees, have highly motivated its employees and have enhanced its ability to maintain customer loyalty and generate earnings. While the Company will continue to add personnel to lead new growth initiatives, including middle management, it believes that its senior management and systems infrastructure are adequate to support its anticipated growth without incurring proportionate increases in general, administrative and other noninterest expenses.

  This discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. For a description of the Company's accounting policies, see Note 1 of Notes to Consolidated Financial Statements.

NET INTEREST INCOME

  The largest component of the Company's net income is its net interest income. Net interest income is the difference between interest income, principally from loans, leases and investment securities, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

  The following tables present, for the periods indicated, certain information related to the Company's average balance sheet items or accounts and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

                                     FOR THE THREE MONTHS ENDED MARCH 31,
                          -------------------------------------------------------------
                                      1998                           1997
                          ------------------------------ ------------------------------
                                    INTEREST   AVERAGE             INTEREST   AVERAGE
                          AVERAGE    EARNED     YIELD    AVERAGE    EARNED     YIELD
                           BALANCE  OR PAID  OR COST (1) BALANCE   OR PAID  OR COST (1)
                          --------  -------- ----------- --------  -------- -----------
                                            (DOLLARS IN THOUSANDS)
ASSETS
Federal funds sold......  $  6,660   $   88      5.29%   $  4,897   $   87      7.07%
Investment securities
 (2)....................    59,483      921      6.19      56,338      834      5.92
Loans and leases (3)....   173,526    4,368     10.07     117,173    2,972     10.15
Allowance for loan and
 lease losses...........    (2,413)     --        --       (1,707)     --        --
                          --------   ------              --------   ------
   Total interest-
    earning assets......   237,256    5,377      9.07     176,701    3,893      8.81
Noninterest-earning
 assets:
 Cash and due from
  banks.................    12,819                         10,637
 Other..................    13,612                         10,872
                          --------                       --------
   Total assets.........  $263,687                       $198,210
                          ========                       ========
LIABILITIES AND SHARE-
 HOLDERS' EQUITY
Deposits:
 NOW and money market
  accounts..............  $ 79,414      650      3.28%   $ 61,598      481      3.12%
 Savings................     6,103       40      2.59       5,858       38      2.59
 Certificates of
  deposit:
 Under $100,000.........    19,504      246      5.04      13,211      176      5.33
 $100,000 and over......    51,317      721      5.62      32,598      442      5.42
                          --------   ------              --------   ------
 Total interest-bearing
  deposits..............   156,338    1,657      4.24     113,265    1,137      4.02
Short-term borrowings:
 Securities and loans
  sold under agreements
  to repurchase and
  federal funds
  purchased.............    11,217      150      5.33      10,775      149      5.52
 FHLB notes payable.....     4,400       52      4.73       4,400       69      6.29
Long-term borrowings....     7,500      159      8.50       9,917      206      8.32
                          --------   ------              --------   ------
 Total interest-bearing
  liabilities...........   179,455    2,018      4.50     138,357    1,561      4.51
Noninterest-bearing
 demand accounts........    64,420                         46,574
                          --------                       --------
 Total deposits and
  interest-bearing
  liabilities...........   243,875                        184,931
Other noninterest-
 bearing liabilities....     1,478                          2,113
                          --------                       --------
   Total liabilities....   245,353                        187,044
Shareholders' equity....    18,334                         11,166
                          --------                       --------
   Total liabilities and
    shareholders'
    equity..............  $263,687                       $198,210
                          ========                       ========
Net interest income.....             $3,359                         $2,332
                                     ======                         ======
Net interest spread.....                         4.57%                          4.30%
                                                =====                          =====
Net interest margin.....                         5.66%                          5.28%
                                                =====                          =====
Ratio of average
 interest-earning assets
 to average interest-
 bearing liabilities....    132.21%                        127.71%
                          ========                       ========

--------

(1) Average yield or cost for the three months ended March 31, 1998 and 1997 has been annualized and is not necessarily indicative of results for the entire year.

(2) Yields do not include adjustments for tax-exempt interest because the amount of such interest is not material.

(3) Loan fees included in interest income are not material. Nonaccrual loans and leases are included in average loans and leases outstanding.

                                     FOR THE YEAR ENDED DECEMBER 31,
                           -----------------------------------------------------
                                     1997                       1996
                           -------------------------- --------------------------
                                     INTEREST AVERAGE           INTEREST AVERAGE
                           AVERAGE    EARNED   YIELD  AVERAGE    EARNED   YIELD
                           BALANCE   OR PAID  OR COST BALANCE   OR PAID  OR COST
                           --------  -------- ------- --------  -------- -------
                                         (DOLLARS IN THOUSANDS)
ASSETS
Federal funds sold.......  $  5,204  $   360    6.92% $  2,633   $  179    6.80%
Investment securities
 (1).....................    59,602    3,616    6.07    54,397    3,415    6.38
Loans and leases (2).....   138,787   14,171   10.21    98,075   10,117   10.32
Allowance for loan and
 lease losses............    (1,933)     --      --     (1,518)     --      --
                           --------  -------          --------   ------
 Total interest-earning
  assets.................   201,660   18,147    9.00   153,587   13,711    8.93
Noninterest-earning
 assets:
 Cash and due from
  banks..................    12,810                      9,997
 Other...................     9,758                      9,580
                           --------                   --------
   Total assets..........  $224,228                   $173,164
                           ========                   ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits:
 NOW and money market
  accounts...............  $ 66,222    2,141    3.23% $ 63,037    1,950    3.09%
 Savings.................     5,780      152    2.63     5,669      150    2.65
 Certificates of deposit:
 Under $100,000..........    16,942      877    5.18     9,872      445    4.51
 $100,000 and over.......    35,936    2,083    5.80    26,227    1,450    5.53
                           --------  -------          --------   ------
 Total interest-bearing
  deposits...............   124,880    5,253    4.21   104,805    3,995    3.81
Short-term borrowings:
 Securities and loans
  sold under agreements
  to repurchase and
  federal funds
  purchased..............    15,059      751    4.99     5,287      377    7.13
 FHLB notes payable......     4,167      280    6.72     1,073       68    6.34
Long-term borrowings.....     8,458      732    8.65    10,417      883    8.48
                           --------  -------          --------   ------
 Total interest-bearing
  liabilities............   152,564    7,016    4.60   121,582    5,323    4.38
Noninterest-bearing
 demand accounts.........    54,706                     41,070
                           --------                   --------
 Total deposits and
  interest-bearing
  liabilities............   207,270                    162,652
Other noninterest-bearing
 liabilities.............     1,606                        923
                           --------                   --------
   Total liabilities.....   208,876                    163,575
Shareholders' equity.....    15,352                      9,589
                           --------                   --------
 Total liabilities and
  shareholders' equity...  $224,228                   $173,164
                           ========                   ========
Net interest income......            $11,131                     $8,388
                                     =======                     ======
Net interest spread......                       4.40%                      4.55%
                                               =====                      =====
Net interest margin......                       5.52%                      5.46%
                                               =====                      =====
Ratio of average
 interest-earning assets
 to average interest-
 bearing liabilities.....    132.18%                    126.32%
                           ========                   ========

--------
(1) Yields do not include adjustments for tax-exempt interest because the amount of such interest is not material.
(2) Loan fees included in interest income are not material. Nonaccrual loans and leases are included in average loans and leases outstanding.

  The following table illustrates, for the periods indicated, the changes in the Company's net interest income due to changes in volume and changes in interest rates. Changes in net interest income due to both volume and rate have been included in the changes due to rate.

                             THREE MONTHS ENDED             YEAR ENDED
                               MARCH 31, 1998           DECEMBER 31, 1997
                               COMPARED WITH              COMPARED WITH
                             THREE MONTHS ENDED             YEAR ENDED
                               MARCH 31, 1997           DECEMBER 31, 1996
                            INCREASE (DECREASE)        INCREASE (DECREASE)
                           IN NET INTEREST INCOME     IN NET INTEREST INCOME
                             DUE TO CHANGES IN          DUE TO CHANGES IN
                          --------------------------  ------------------------
                           VOLUME    RATE    TOTAL    VOLUME    RATE    TOTAL
                          --------  ------  --------  -------- ------  -------
                                          (IN THOUSANDS)
Interest-earning assets
 Federal funds sold...... $     31  $  (30) $      1  $   176  $    5  $   181
 Investments.............       47      40        87      326    (125)     201
 Loans and leases........    1,429     (33)    1,396    4,200    (146)   4,054
                          --------  ------  --------  -------  ------  -------
   Total interest-earning
    assets...............    1,507     (23)    1,484    4,702    (266)   4,436
                          --------  ------  --------  -------  ------  -------
Interest-bearing
 liabilities
 NOW and money market
  accounts...............      138      31       169       99      92      191
 Savings.................        2     --          2        3      (1)       2
 Certificates of
  deposits:
 Under $100,000..........       84     (14)       70      319     113      432
 $100,000 and over.......      254      25       279      537      96      633
 Short-term borrowings:
 Securities and loans
  sold under agreements
  to repurchase and
  federal funds
  purchased..............        6      (5)        1      696    (322)     374
 FHLB notes payable......      --      (17)      (17)     197      15      212
 Long-term borrowings....      (50)      3       (47)    (166)     15     (151)
                          --------  ------  --------  -------  ------  -------
   Total interest-bearing
    liabilities..........      434      23       457    1,685       8    1,693
                          --------  ------  --------  -------  ------  -------
   Net increase
    (decrease) in net
    interest income...... $  1,073  $  (46) $  1,027  $ 3,017  $ (274) $ 2,743
                          ========  ======  ========  =======  ======  =======

ASSET/LIABILITY MANAGEMENT

  The Company's results of operations depend significantly on net interest income. Like most financial institutions, the Company's interest income and cost of funds are affected by general economic conditions and by competition in the marketplace. Rising and falling interest rate environments can have various impacts on net interest income, depending on the interest rate profile (i.e., the difference between the repricing of interest- earning assets and interest-bearing liabilities), the relative changes in interest rates that occur when various assets and liabilities reprice, unscheduled repayments of loans and leases and investments, early withdrawals of deposits and other factors. As a general rule, banks with positive interest rate gaps are more likely to be susceptible to declines in net interest income in periods of falling interest rates, while banks with negative interest rate gaps are more likely to experience declines in net interest income in periods of rising interest rates. As of March 31, 1998, the Company's cumulative interest rate gap for the period of less than one year was a positive 8.75%. Therefore, assuming no change in the Company's gap position, a rise in interest rates is likely to result in increased net interest income, while a decline in interest rates is likely to result in decreased net interest income.

  The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap, of the Company's interest-earning assets and interest-bearing liabilities at March 31, 1998. All amounts in the table are based on contractual pricing schedules. Actual prepayment and withdrawal experience may vary significantly from the assumptions reflected in the table.

                             ESTIMATED MATURITY OR REPRICING AT MARCH 31, 1998
                          --------------------------------------------------------
                                       THREE MONTHS
                           LESS THAN   TO LESS THAN   ONE TO      OVER
                          THREE MONTHS   ONE YEAR   FIVE YEARS FIVE YEARS  TOTAL
                          ------------ ------------ ---------- ---------- --------
                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Fixed rate loans......    $ 17,035     $ 25,393    $17,138    $13,351   $ 72,917
  Floating rate loans...      98,336          173      1,107        140     99,756
  Lease financing.......       1,108        3,401      4,659        --       9,168
  Investment securities
   held to maturity and
   available for sale...      16,942       28,538     10,460      1,145     57,085
  Federal funds sold....       1,500          --         --         --       1,500
                            --------     --------    -------    -------   --------
    Total interest-
     earning assets.....    $134,921     $ 57,505    $33,364    $14,636   $240,426
                            ========     ========    =======    =======   ========
Interest-bearing
 liabilities:
  NOW and money market
   accounts.............    $ 15,910     $ 63,636    $    --    $    --   $ 79,546
  Savings...............         619        1,313      3,021      1,238      6,191
  Time deposits under
   $100,000.............       5,003       11,871      2,125        --      18,999
  Time deposits $100,000
   and over.............      30,149       17,819      2,092          7     50,067
  Federal funds
   purchased............       5,000          --         --         --       5,000
  Other interest-bearing
   liabilities..........      17,155           70      1,560        560     19,345
                            --------     --------    -------    -------   --------
    Total interest
     bearing
     liabilities........    $ 73,836     $ 94,709    $ 8,798    $ 1,805   $179,148
                            ========     ========    =======    =======   ========
Interest rate gap.......    $ 61,085     $(37,204)   $24,566    $12,831   $ 61,278
                            ========     ========    =======    =======   ========
Cumulative interest rate
 gap at
 March 31, 1998.........    $ 61,085     $ 23,881    $48,447    $61,278
                            ========     ========    =======    =======
Cumulative interest rate
 gap to total assets....       22.38%        8.75%     17.75%     22.45%
                            ========     ========    =======    =======

  To manage these relationships, the Company evaluates the following factors: liquidity, equity, debt/capital ratio, anticipated prepayment rates, portfolio maturities, maturing assets and maturing liabilities. The Company's Asset and Liability Management Committee is responsible for establishing procedures that enable the Company to achieve its goals while adhering to prudent banking practices and existing loan and investment policies. The Company's policy is intended to control the exposure of its operations to changing interest rates by attempting to maintain a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generates the net interest margin that is least affected by interest rate changes.

  The Company has focused on maintaining balance between interest rate sensitive assets and liabilities and repricing frequencies. An important element of this focus has been to emphasize variable rate loans and investments funded by deposits which also mature or reprice over periods of twelve months or less.

  The following table presents, at March 31, 1998, loans and leases by maturity in each major category of the Company's portfolio. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments. Loan renewals are evaluated in the same manner as new credit applications.

                                                  AT MARCH 31, 1998
                                       ----------------------------------------
                                       LESS THAN   ONE TO      OVER
                                       ONE YEAR  FIVE YEARS FIVE YEARS  TOTAL
                                       --------- ---------- ---------- --------
                                                    (IN THOUSANDS)
Commercial............................ $ 65,317   $14,139     $1,869   $ 81,325
Real estate--mortgage.................   18,195    20,853      5,840     44,888
Real estate--construction.............   31,882     1,468        --      33,350
Consumer..............................    8,637     4,108        365     13,110
Direct financing leases...............    3,245     5,923        --       9,168
                                       --------   -------     ------   --------
  Total loans and leases.............. $127,276   $46,491     $8,074   $181,841
                                       ========   =======     ======   ========

  As of March 31, 1998, of the $54.6 million of loans and leases with maturities of one year or more, approximately $53.3 million were fixed rate loans and leases and $1.3 million were variable rate loans and leases.

RESULTS OF OPERATIONS

  The following table sets forth selected statement of income data for the periods indicated.

                                 FOR THE THREE MONTHS    FOR THE YEAR ENDED
                                    ENDED MARCH 31,         DECEMBER 31,
                                 --------------------- -----------------------
                                    1998       1997     1997    1996    1995
                                 ---------- ---------- ------- ------- -------
                                                (IN THOUSANDS)
Interest income................. $    5,377 $    3,893 $18,147 $13,711 $11,231
Interest expense................      2,018      1,561   7,016   5,323   4,400
                                 ---------- ---------- ------- ------- -------
Net interest income before
 provision for loan and lease
 losses.........................      3,359      2,332  11,131   8,388   6,831
Provision for loan and lease
 losses.........................        351        146     949     493     242
                                 ---------- ---------- ------- ------- -------
Net interest income after
 provision for loan and lease
 losses.........................      3,008      2,186  10,182   7,895   6,589
Noninterest income..............      1,005        735   3,303   1,794   1,191
Noninterest expense.............      3,015      2,446  10,387   7,827   6,632
                                 ---------- ---------- ------- ------- -------
Income before income taxes......        998        475   3,098   1,862   1,148
Provision for income taxes......        411        203   1,245     762     432
                                 ---------- ---------- ------- ------- -------
Net income...................... $      587 $      272 $ 1,853 $ 1,100 $   716
                                 ========== ========== ======= ======= =======

 THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

  Overview. Net income increased 115.8%, to $587,000 for the three months ended March 31, 1998 from $272,000 for the three months ended March 31, 1997. This increase was primarily due to increases of $1.0 million in net interest income and $270,000 in noninterest income, which were partially offset by increases in noninterest expense and income taxes. Annualized return on average assets and annualized return on average common equity were 0.90% and 12.98%, respectively, for the three months ended March 31, 1998, compared with 0.56% and 9.88%, respectively, for the three months ended March 31, 1997. Total assets increased by 31.4%, to $272.9 million at March 31, 1998 from $207.6 million at March 31, 1997, primarily as a result of an increase of $58.5 million in net loans and leases.

  Interest Income. Interest income increased 38.1%, to $5.4 million for the three months ended March 31, 1998 from $3.9 million for the three months ended March 31, 1997. This increase was caused primarily by an increase of $56.4 million in average loan and lease volume, which resulted in $1.4 million of additional interest income. The yield on average interest-earning assets increased to 9.07% from 8.81% as a result of a change in the mix of interest-earning assets from investments to higher yielding loans and leases. Yield on average investment securities increased to 6.19% from 5.92%, and yield on average loans and leases decreased to 10.07% from 10.15%.

  Interest Expense. Interest expense increased 29.3%, to $2.0 million for the three months ended March 31, 1998 from $1.6 million for the three months ended March 31, 1997, primarily due to increased volume of interest-bearing liabilities. Average interest-bearing deposits increased $43.1 million, and average interest-bearing liabilities increased $41.1 million, while the cost of interest-bearing liabilities remained constant at approximately 4.50%. The volume increase resulted in $434,000 in additional interest expense. Average cost of interest-bearing deposits increased to 4.24% for the three months ended March 31, 1998 from 4.02% for the three months ended March 31, 1997. The increase in cost of interest-bearing deposits was primarily the result of an $18.7 million increase in higher cost certificates of deposit. Average noninterest-bearing demand accounts increased 38.3% to $64.4 million for the three months ended March 31, 1998 from $46.6 million for the three months ended March 31, 1997.

  Provision for Loan and Lease Losses. The provision for loan and lease losses increased 140.4%, to $351,000 for the three months ended March 31, 1998 from $146,000 for the three months ended March 31, 1997. This increase was due primarily to the increase in total loans and leases outstanding for the period.

  Noninterest Income. Noninterest income increased 36.7%, to $1.0 million for the three months ended March 31, 1998 from $735,000 for the three months ended March 31, 1997, primarily due to an increase of $398,000 in lease revenue associated with operating leases. The Company believes that noninterest income has not grown at as high a rate as loans and leases and deposits, in part because the Company provides customers with the option of paying for services in cash or by maintaining additional noninterest-bearing account balances. Although the use of compensating balances in lieu of fees decreases noninterest income, it increases the percentage of noninterest-bearing deposits. At March 31, 1998, 29.8% of deposits at the Bank were noninterest-bearing deposits.

  Noninterest Expense. Noninterest expense increased 23.3%, to $3.0 million for the three months ended March 31, 1998 from $2.4 million for the three months ended March 31, 1997. Of this increase, approximately $281,000 was additional personnel costs. A substantial portion of the additional personnel costs were due to additional staff hired to accommodate growth. In addition, $194,000 of the noninterest expense incurred was related to depreciation expense from operating leases.

 YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Overview. Net income increased 68.5%, to $1.9 million in 1997 from $1.1 million in 1996. This increase was primarily due to increases of $2.7 million in net interest income and $1.5 million in noninterest income, which were partially offset by increases in noninterest expense and income taxes. Return on average assets and return on average common equity were 0.83% and 12.21%, respectively, for 1997, compared with 0.64% and 11.47%, respectively, for 1996. Total assets increased by 38.5%, to $264.1 million at December 31, 1997 from $190.6 million at December 31, 1996, primarily as a result of an increase of $53.3 million in net loans and leases.

  Interest Income. Interest income increased 32.4%, to $18.1 million in 1997 from $13.7 million in 1996. This increase was caused primarily by an increase of $40.7 million in average loan and lease volume, which resulted in $4.1 million of additional interest income. The yield on average interest-earning assets increased to 9.00% from 8.93% as a result of a change in the mix of interest-earning assets from investments to higher yielding loans and leases. Yield on average investment securities decreased to 6.07% from 6.28%, and yield on average loans and leases decreased to 10.21% from 10.32%.

  Interest Expense. Interest expense increased 31.8%, to $7.0 million in 1997 from $5.3 million in 1996, primarily due to increased volume of interest-bearing liabilities. Average interest-bearing deposits increased $20.1 million and average interest-bearing liabilities increased $31.0 million, while the cost of interest-bearing liabilities increased to 4.60% from 4.38%. The volume increase resulted in $1.7 million in additional interest expense. The increase in cost of liabilities was primarily the result of a $9.7 million increase in higher cost certificates of deposit. The cost of interest-bearing deposits increased to 4.21% in 1997 from 3.81% in 1996.

  Provision for Loan and Lease Losses. The provision for loan and lease losses increased 92.5%, to $949,000 in 1997 from $493,000 in 1996. This increase was due to the increase in total loans and leases outstanding in 1997, and was not reflective of a deterioration of credit quality.

  Noninterest Income. Noninterest income increased 84.1%, to $3.3 million in 1997 from $1.8 million in 1996, primarily due to an increase of $1.1 million in lease revenue associated with operating leases. The Company believes that noninterest income has not grown at as high a rate as loans and leases and deposits, in part because the Company provides customers with the option of paying for services in cash or by maintaining additional noninterest-bearing account balances. Although the use of compensating balances in lieu of fees decreases noninterest income, it increases the percentage of noninterest-bearing deposits. At December 31, 1997, 31.2% of deposits at the Bank were noninterest-bearing deposits.

  Noninterest Expense. Noninterest expense increased 32.7%, to $10.4 million in 1997 from $7.8 million in 1996. Of this increase, approximately $975,000 was additional personnel costs and $184,000 was related to increased occupancy costs. A substantial portion of the additional personnel and occupancy costs were due to additional staff hired, and office space leased, to accommodate growth. In addition, $1.2 million of the noninterest expense incurred was related to depreciation expense from operating leases.

 YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Overview. Net income increased 53.6%, to $1.1 million in 1996 from $716,000 in 1995. This increase was primarily due to increases of $1.6 million in net interest income and $603,000 in noninterest income, which were partially offset by increases in noninterest expense and income taxes. Return on average assets and return on average common equity were 0.64% and 11.47%, respectively, for 1996, compared with 0.50% and 8.24%, respectively, for 1995. Total assets increased by 18.8%, to $190.6 million at December 31, 1996 from $160.4 million at December 31, 1995, primarily as a result of increases of $23.4 million in net loans and leases and $2.1 million in operating leases.

  Interest Income. Interest income increased 22.1%, to $13.7 million in 1996 from $11.2 million in 1995. This increase resulted primarily from increases of $20.1 million in average loan and lease volume and $12.0 million in the average balance of investment securities. The loan and lease volume increase resulted in $1.9 million of additional interest income, while the investment securities volume increase resulted in $580,000 of additional interest income. The yield on average interest-earning assets remained relatively constant from 1995 to 1996.

  Interest Expense. Interest expense increased 21.0%, to $5.3 million in 1996 from $4.4 million in 1995, primarily due to increased volume of interest-bearing liabilities. The increases in average interest-bearing deposits of $15.9 million and in average interest-bearing liabilities of $20.6 million were the primary causes of the increase in interest expense. The cost of interest-bearing liabilities increased only marginally. The volume increase resulted in $923,000 of additional interest expense. The increase in costs of liabilities was primarily the result of an $11.0 million increase in higher cost certificates of deposit. The cost of interest-bearing deposits increased only marginally.

  Provision for Loan and Lease Losses. The provision for loan and lease losses increased 103.8%, to $493,000 in 1996 from $242,000 in 1995. This increase was due to the increase in total loans and leases outstanding in 1996, and was not reflective of a deterioration of credit quality.

  Noninterest Income. Noninterest income increased 50.6%, to $1.8 million in 1996 from $1.2 million in 1995, due, in part, to increases of $261,000 in lease revenue associated with operating leases and $80,000 in service charges.

  Noninterest Expense. Noninterest expense increased 18.0%, to $7.8 million in 1996 from $6.6 million in 1995. Of this increase, approximately $898,000 was additional personnel costs and $302,000 was related to increased occupancy costs. A substantial portion of the additional personnel and occupancy costs were due to additional staff hired, and office space leased, to accommodate growth.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity management objective is to ensure its ability to satisfy the cash flow requirements of depositors and borrowers and allow the Company to meet its own cash flow needs. The Company's primary source of funds historically has been customer deposits. Scheduled loan and lease repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan and lease prepayments, which are influenced by fluctuations in general interest rates, returns available on other investments, competition, economic conditions and other factors, are relatively unstable. Company borrowings may be used on a short-term basis to compensate for reductions in other sources of funds (such as deposit inflows at less than projected levels). Company borrowings may also be used on a longer term basis to support expanded lending activities and to match the maturity or repricing intervals of assets.

  Deposits increased by $65.8 million or 42.3% in 1997. The Company believes that the increase in deposits during 1997 was the result of (i) the continuing growth of Colorado Business Bank--Boulder, (ii) the opening of Colorado Business Bank--West and a second location in Littleton, (iii) increased marketing activities by the Company and (iv) customer dissatisfaction with service at large banks owned by regional bank holding companies. The Company anticipates that it will continue to rely primarily upon customer deposits, sales and maturities of investment securities, loan and lease sales and payments on loans and leases, as well as retained earnings, to provide liquidity to fund loans and leases and purchase investment securities.

  As of March 31, 1998, the Company had $48.0 million of certificates of deposit ("CDs") with balances of more than $100,000 and maturities of less than one year (21.7% of total deposits and 69.5% of total CDs). See "Business--Deposits." Because the Company has ongoing, multiple product banking relationships with the holders of most of these CDs, it believes that such persons will continue to maintain the large majority of such funds on deposit at the Bank after the CDs have matured, although there can be no assurance that this will be the case. In the event that a large portion of such funds were to be withdrawn from the Bank upon maturity, the Company would address liquidity concerns by selling a portion of its portfolio of investment securities. As of March 31, 1998, 88.1% of the Company's investment securities mature or reprice within one year. See "Business--Investments."

  The Company believes that the proceeds from the Offering, together with the Company's cash flow, will be sufficient to support its operations for the foreseeable future. If, however, additional liquidity or regulatory capital is needed, the Company will be required to raise such capital by obtaining additional debt or equity financing, in either the public or private markets. There can be no assurance that such financing will be available to the Company upon acceptable terms or at all.

EFFECTS OF INFLATION AND CHANGING PRICES

  The primary impact of inflation on the Company's operations is increased operating costs. Unlike most retail or manufacturing companies, virtually all of the assets and liabilities of a financial institution such as the Bank are monetary in nature. As a result, the impact of interest rates on a financial institution's performance is generally greater than the impact of inflation. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. Over short periods of time, interest rates may not move in the same direction, or at the same magnitude, as inflation.

YEAR 2000 COMPLIANCE

  As a result of the conversion to the Jack Henry System, which is designed to be year 2000 compliant, the Company does not anticipate incurring any material incremental costs in connection with year 2000 compliance. See "Risk Factors-- Conversion to New Data Processing System" and "--Year 2000 Compliance" and "Business--Data Processing Systems."

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that a company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. This standard was adopted in the first quarter of 1998 and did not have a significant impact on the disclosure of operating results.

  Also, in June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt this standard for the year ended December 31, 1998 and does not anticipate any significant effect on its disclosures.

                                   BUSINESS

GENERAL

  Colorado Business Bankshares, Inc. (the "Company") is a bank holding company headquartered in Denver, Colorado that owns Colorado Business Bank, N.A. (the "Bank"), a full-service, commercial banking institution with five locations in the Denver metropolitan area. As of March 31, 1998, the Company had total assets of $272.9 million, net loans and leases of $179.2 million and deposits of $220.6 million. The Bank provides a broad range of sophisticated banking products and services, including credit, cash management, investment, deposit and trust products, to its targeted customer base of small- and medium-sized businesses and high net worth individuals. Each of the Bank's locations operates as a separate community bank, with significant local decision-making authority. Support functions, such as accounting, data processing, bookkeeping, credit administration, loan operations and investment and cash management services, are provided centrally from the Company's downtown Denver office. As a result of this operating approach, the Company believes that it is well positioned as a community business bank, combining the elements of personalized service found in community banks with sophisticated banking products and services traditionally offered by larger regional banks. The Company believes that its market position and experienced personnel give it the potential to generate growth and financial returns in excess of industry averages.

  The Company was acquired by a group of private investors in September 1994 (the "Acquisition"). At that time, the Bank's operations were conducted through two separate banks--Equitable Bank of Littleton, located in Littleton, Colorado, and The Women's Bank, located in downtown Denver. From December 31, 1994 to March 31, 1998, the Company's assets increased to $272.9 million from $143.9 million, an increase of 89.6%, its net loan and lease portfolio increased to $179.2 million from $70.6 million, an increase of 154.0%, and deposits increased to $220.6 million (29.8% of which were noninterest-bearing deposits) from $124.5 million, an increase of 77.2%. During that period, the Company made several changes in operations that it believes have had a significant positive impact on its business, including:

  . ASSEMBLED EXPERIENCED MANAGEMENT TEAM. The Company assembled a senior management team comprised primarily of experienced Colorado banking professionals. These individuals brought to the Company a network of existing relationships with Denver metropolitan area businesses.

  . ESTABLISHED NEW LOCATIONS IN THE DENVER METROPOLITAN AREA. The Bank established three new banking locations, each staffed with bankers experienced in their respective markets: a Boulder location, which was opened in November 1995, a second location in Littleton, which was opened in March 1997, and a location in West Denver, which was opened in December 1997. As of March 31, 1998, these three locations had grown to $53.0 million, $10.8 million and $9.7 million in assets, respectively.

  . EXPANDED PRODUCT AND SERVICE OFFERINGS. Product and service offerings introduced since the Acquisition include (i) equipment leasing, (ii) a variety of new investment options and (iii) trust and estate administration services, including the administration of employee benefit plans. In addition, the Company significantly expanded the capability of its commercial real estate lending department.

  . CONSOLIDATED BANKS. The Company consolidated its two bank charters into the Bank, which was renamed "Colorado Business Bank." The Company believes that, by placing all of its operations under the "Colorado Business Bank" standard, it increased its name recognition, better described its market focus and eliminated duplicative regulatory functions and costs.

GROWTH STRATEGY

  The Company's objective is to build a highly profitable, customer-focused community banking network with assets in excess of $500 million by the end of the year 2000. The Company believes that its senior management and systems infrastructure are adequate to support growth to this level without incurring proportionate increases in general, administrative and other noninterest expenses. The Company plans to achieve this objective by (i) leveraging existing customer relationships and growing the Company's core business of providing loans and attracting deposits, (ii) de novo branching and (iii) introducing new product lines. The

Company will also explore opportunities to expand through acquisitions of existing banks. There can be no assurance, however, that the Company's growth objectives will be achieved. See "Risk Factors--Risks of Growth Strategy."

  . INTERNAL GROWTH. The Company believes that conditions in the Colorado banking market provide it with significant opportunities for internal growth. The market is currently dominated by a number of large regional financial institutions which have acquired Colorado-based bank holding companies. The Company believes that this consolidation has created gaps in the banking industry's ability to serve certain customers in the Denver metropolitan area because small- and medium-sized businesses often are not large enough to warrant significant marketing focus and customer service by these large banks. In addition, the Company believes that these banks often do not satisfy the needs of high net worth individuals who desire personal attention from experienced bankers. Similarly, the Company believes that many of the remaining independent banks in the area are unable to satisfy the needs of these businesses and individuals because, although these banks are dedicated to customer service, they do not provide the sophisticated banking products and services that such customers require. Through its ability to combine personalized service, experienced personnel who are established in their community, sophisticated technology and a broad product line, the Company believes that it will continue to achieve strong internal growth by attracting customers currently banking at both larger and smaller financial institutions and expanding its business with existing customers. A significant amount of the Company's loan and lease growth to date has resulted from pre-existing relationships between customers and lending officers and senior management recruited by the Company.

  . DE NOVO BRANCHING. The Company also intends to explore growth opportunities to expand through de novo branching in areas with high concentrations of the Company's target customers. The Company intends to use Colorado Business Bank--Boulder as a model for further de novo branching. Colorado Business Bank--Boulder opened in November 1995 with a staff of three experienced lending officers from the Boulder branch of a large regional bank. Operations are conducted in a relatively small office in an office building in downtown Boulder, rather than in a traditional, free-standing bank building, thereby substantially decreasing overhead. Colorado Business Bank--Boulder achieved profitability in eight months and had grown to more than $53.0 million in assets as of March 31, 1998.

  . NEW PRODUCT LINES. In addition, the Company will seek to grow through the addition of new product lines. The Company's product development efforts are focused on providing enhanced credit, cash management, investment, deposit and trust products to its target customer base. For example, in March 1996, the Company formed CBL, an 80% owned equipment leasing subsidiary, which provides equipment leasing primarily to middle-market companies. CBL offers leasing programs for computers, telecommunications equipment, telephone systems, business furniture, manufacturing equipment, materials handling equipment and other capital equipment. Within the past few years, the Company has also greatly expanded its commercial real estate lending department to allow for the origination of larger and more complex real estate loans. In addition, the Company began to offer trust and estate administration services in March 1998. The Company believes that offering such complementary products allows it to both broaden its relationships with existing customers and attract new customers to its core business. In addition, the Company believes that the fees generated by these services will increase its noninterest income.

  . ACQUISITIONS. The Company will consider acquisition candidates that present attractive opportunities to expand its business in its target market segment. However, the Company currently has no agreement, arrangement or understanding regarding the acquisition of any financial institution.

  The Company's approach to expansion is predicated on recruiting key personnel to lead new initiatives. While the Company normally considers an array of new locations and product lines as potential expansion initiatives, it generally will proceed only upon identifying quality management personnel with a loyal customer following in the community or product line that is the target of the initiative. The Company believes that, by focusing on individuals who are established in their communities and are experienced in offering sophisticated banking products and services, it enhances its market position and adds profitable growth opportunities with limited credit risk.

OPERATING STRATEGY

  The Company believes that it has a competitive advantage due to its market position as a community business bank. The Company has adopted a multi-faceted strategy to maintain and enhance this market position, the principal elements of which include:

  . ASSEMBLING A TOP-QUALITY TEAM. In all areas of its operations, the Company focuses on attracting and retaining the highest quality personnel. A significant number of the Company's employees have previous work experience with larger banking organizations in the Denver marketplace and have been attracted to the Company's entrepreneurial culture and decentralized banking approach. The Company believes that such an experienced, quality team reduces the risks associated with pursuing its growth strategy.

  . EXPANDING EXISTING BANKING RELATIONSHIPS. The Company normally is not a transaction lender and typically requires that borrowers enter into a multiple product banking relationship with the Company, including deposits and cash management services, in connection with the receipt of credit from the Bank. The Company believes that such relationships provide it with the opportunity to introduce its customers to a broader array of the products and services offered by the Company and generate additional noninterest income. In addition, the Company believes that this philosophy aids in customer retention.

  . EMPHASIZING HIGH QUALITY CUSTOMER SERVICE. The Company believes that its ability to offer high quality customer service provides it with a competitive advantage over many regional banks that operate in the Denver metropolitan area. Customer service is emphasized in all aspects of the Company's operations and is an integral component of its employee training programs. Moreover, the Company is constantly exploring methods to make banking an easier and more convenient process for its customers. For example, the Company has recently begun to offer a courier service to pick up deposits for customers who are not in close proximity to any of the Bank's five locations or simply do not have the time to go to the Bank.

  . CAPITALIZING ON THE USE OF TECHNOLOGY. The Company believes that it has been able to distinguish itself from traditional community banks operating in its market through the use of technology, particularly in the area of depository relationships. Services currently offered by the Bank include controlled disbursement, lock box services, repurchase agreements and sweep investment accounts, and the planned conversion of the Company's data processing system will allow it to add several new customer services, including upgraded P.C. Banking and cash management products and check and document imaging, as well as a 24-hour voice response system, to its product portfolio. In addition to providing sophisticated services for its customers, the Company utilizes technology extensively in its systems and operational support functions in order to improve customer service, maximize profitability and provide management with the information and analyses necessary to manage the Company's growth effectively.

  . ACHIEVING EFFICIENCIES AND ECONOMIES OF SCALE THROUGH CENTRALIZED
    ADMINISTRATIVE AND SUPPORT OPERATIONS. The Company seeks to maximize operational and support efficiencies in a manner consistent with maintaining high quality customer service. Various management and administrative functions, including accounting, data processing, bookkeeping, credit administration, loan operations and investment and cash management services, have been consolidated at the Bank's downtown Denver office. The Company believes that this structure allows Bank personnel to focus on customer service and sales strategies adapted to each individual community that the Bank serves.

  . MAINTAINING ASSET QUALITY AND CONTROLLING INTEREST RATE RISK. The Company seeks to maintain asset quality through a program that includes regular reviews of loans by responsible loan officers and monitoring of the loan and lease portfolio by a loan review officer who reports directly to the Audit Committee of the Bank's Board of Directors. As of March 31, 1998, the Company's ratio of nonperforming loans and leases to total loans and leases was 0.68%. In addition, the Company seeks to control its exposure to changing interest rates by attempting to maintain an interest rate profile within a narrow range around an earnings neutral position.

MARKET AREA SERVED

  The Company's current market area is the Denver metropolitan area, which is comprised of the counties of Denver, Boulder, Adams, Arapahoe, Douglas and Jefferson. This area is the most densely populated in the Rocky Mountain region. Total population is approximately 2.2 million, and the area has experienced net immigration of over 300,000 people since 1990. Employment in the Denver metropolitan area has become increasingly diversified across the manufacturing, financial services, tourism, transportation, technology, cable television, retail trade, services and government sectors. In 1997, Colorado achieved its eleventh straight year of employment growth, with nonagricultural employment increasing 4.0% during the year to approximately 2.0 million.

  The Bank has one location each in downtown Denver, Boulder and West Denver, and two locations in Littleton. Downtown Denver is the business center of metropolitan Denver. Boulder has one of the highest concentrations of small businesses and affluent individuals in the Rocky Mountain region. West Denver contains a number of newer industrial and office parks. The Littleton locations serve a more residential area, including Highlands Ranch, one of the fastest growing communities in the Denver metropolitan area.

  The Company intends to open a de novo location in the South Denver area by the end of 1998. In May 1998, the Company hired Kevin G. Quinn as a Senior Vice President and intends to appoint him as President of this new location when space is leased and the location is opened. See "Management--Directors, Executive Officers and Key Employees." A number of areas in the South Denver region, including the Denver Tech Center, Inverness and Greenwood Village, feature high concentrations of office parks and businesses. Given the large number of high net worth individuals that work in this area, and Mr. Quinn's previous experience, this new location will focus on private banking services.

  While the Company's expansion initiatives will continue to focus on the Denver metropolitan area, it will consider adding locations in other geographic regions, either through de novo branching or acquisitions.

LENDING ACTIVITIES

  General. The Company provides a broad range of commercial and retail lending services, including commercial loans, commercial and residential real estate construction loans, commercial and residential real estate mortgage loans, consumer loans, revolving lines of credit and equipment lease financing. The Company's primary lending focus is on commercial lending to small- and medium-sized businesses that have annual sales of $2 million to $50 million and businesses and individuals with borrowing requirements of $200,000 to $3 million. As of March 31, 1998, substantially all of the Bank's outstanding loans and leases were to customers within the Denver metropolitan area.

  Interest rates charged on loans vary with the degree of risk, maturity, underwriting and servicing costs, principal amount and extent of other banking relationships between the Bank and the customer, and are further subject to competitive pressures, money market rates, availability of funds and government regulations. As of March 31, 1998, approximately 56.4% of the loans in the Bank's portfolio were at interest rates that float with the Bank's base rate or some other reference rate.

  Credit Procedures and Review. The Company addresses credit risk through internal credit policies and procedures, including underwriting criteria, officer and customer lending limits, a multi-layered loan approval process for larger loans, periodic document examination, justification for any exceptions to credit policies, loan review and concentration monitoring. In addition, the Company provides ongoing loan officer training and review.

  The Company's loan approval process varies depending upon the size of the loan. Each of the Bank's senior loan officers has the authority to approve loans of up to $250,000. Other loan officers have the authority to approve loans of lower amounts up to limits set by the Bank's Board of Directors. Loans of between $250,000 and $500,000 must be approved by the Chief Executive Officer of the Bank or the President of Colorado

Business Bank--Denver. Loans in excess of $500,000 must be approved by the Bank's loan committee, which consists of most of the Bank's executive officers and certain other designated officers. In cases requiring expedited treatment, approvals may be made by a subgroup of the committee.

  The Company has a continuous loan review process designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of reviewing, no less frequently than monthly, all past due loans in their respective portfolios. In addition, each of the loan officers establishes a watch list of loans to be reviewed monthly by the Bank's Board of Directors. The loan and lease portfolio is also monitored regularly by a loan review officer who reports directly to the Audit Committee of the Bank's Board of Directors.

  Loan and Lease Portfolio Composition. The following table sets forth the composition of the Bank's loan and lease portfolio by type of loan or lease at the dates indicated.

                                                      AT DECEMBER 31,
                                               --------------------------------
                          AT MARCH 31, 1998         1997             1996
                          -------------------  ---------------  ---------------
                            AMOUNT       %      AMOUNT     %     AMOUNT     %
                          ----------- -------  --------  -----  --------  -----
                                       (DOLLARS IN THOUSANDS)
Commercial..............  $   81,325     45.4  $ 78,152   47.6  $ 58,727   53.0
Real estate --
 mortgage...............      44,888     25.1    40,262   24.6    24,491   22.1
Real estate --
 construction...........      33,350     18.6    27,786   16.9    19,119   17.3
Consumer................      13,110      7.3    11,732    7.2     8,266    7.5
Direct financing leases,
 net....................       9,168      5.1     8,407    5.1     1,805    1.6
                          ----------  -------  --------  -----  --------  -----
Loans and leases........     181,841    101.5   166,339  101.4   112,408  101.5
Less allowance for loan
 and lease losses.......      (2,630)    (1.5)   (2,248)  (1.4)   (1,660)  (1.5)
                          ----------  -------  --------  -----  --------  -----
Net loans and leases....  $  179,211    100.0  $164,091  100.0  $110,748  100.0
                          ==========  =======  ========  =====  ========  =====

  Under federal law, the aggregate amount of loans that may be made to one borrower by the Bank is generally limited to 15% of the Bank's unimpaired capital, surplus, undivided profits and allowance for loan and lease losses (the "Individual Lending Limit"). See "Supervision and Regulation--The Bank-- Restrictions on Loans to One Borrower." As of March 31, 1998, the Bank's Individual Lending Limit was $3.4 million. To accommodate customers whose financing needs exceed applicable lending limits, and to address portfolio concentration concerns, the Company sells loan participations to outside participants, including Hawthorne Colorado, Inc., an entity controlled by Messrs. Bangert and Ross. See "Certain Transactions." At March 31, 1998, December 31, 1997 and December 31, 1996, the outstanding balances of loan participations sold by the Company were $12.7 million, $10.1 million and $2.9 million, respectively. The Company has retained servicing rights on all loan participations sold. In addition, the Company may purchase loan participations from other banks, although it has not done so to date. While the Company would use the same analysis in deciding whether or not to purchase a participation in a loan as it would in deciding whether to originate the same loan, the purchase of a significant amount of loan participations by the Company could decrease its control over the magnitude of risk in its loan and lease portfolio because the Company would not be able to control the ongoing relationship with the borrower after purchasing the participation.

  In the ordinary course of business, the Company enters into various types of transactions that include commitments to extend credit. The Company applies the same credit standards to these commitments as it applies to its other lending activities and has included these commitments in its lending risk evaluations. The Company's exposure to credit loss under commitments to extend credit is represented by the amount of these commitments.

  Commercial Loans. Commercial lending, which is the primary focus of the Company's lending activities, consists of loans to small- and medium-sized businesses in a wide variety of industries. The Bank's areas of emphasis in commercial lending include, but are not limited to, loans to wholesalers, manufacturers and business services companies. The Company provides a broad range of commercial loans, including lines of credit for working capital purposes and term loans for the acquisition of equipment and other purposes. Commercial loans are generally collateralized by inventory, accounts receivable, equipment, real estate and other commercial assets and may be supported by other credit enhancements such as personal guarantees. However, where warranted by the overall financial condition of the borrower, loans may be made on an unsecured basis. Terms of commercial loans generally range from one to five years, and the majority of such loans have floating interest rates.

  Real Estate Mortgage Loans. Real estate mortgage loans include various types of loans for which the Company holds real property as collateral. The Company generally restricts commercial real estate lending activity to owner-occupied properties or to investor properties that are owned by customers with which the Company has a current banking relationship. Commercial real estate loans are made at both fixed and floating interest rates, with maturities generally ranging from five to seven years. The Bank's underwriting standards generally require that a commercial real estate loan not exceed 75% of the appraised value of the property securing the loan. In addition, the Company originates SBA loans on owner-occupied properties with maturities of up to 25 years in which the SBA finances up to 90% of the project cost and takes a security position that is subordinated to that of the Company. The Company also originates residential mortgage loans on a limited basis as a service to preferred customers.

  The primary risks of real estate mortgage loans include the borrower's inability to pay, material decreases in the value of the real estate that is being held as collateral and significant increases in interest rates, which may make the real estate mortgage loan unprofitable. The Company does not actively seek permanent mortgage loans for its own portfolio, but, rather, syndicates such loans to other financial institutions. However, on those permanent mortgage loans that are extended, the Company attempts to apply conservative loan-to-value ratios and obtain personal guarantees, and generally requires a strong history of debt servicing capability and fully amortized terms of 15 years or less.

  Real Estate Construction Loans. The Company originates loans to finance construction projects involving one- to four-family residences. It provides financing to residential developers that the Company believes have demonstrated a favorable record of accurately projecting completion dates and budgeting expenses. The Company provides loans for the construction of both pre-sold projects and projects built prior to the location of a specific buyer, although loans for projects built prior to the identification of a specific buyer are provided on a more selective basis. Residential construction loans are due upon the sale of the completed project and are generally collateralized by first liens on the real estate and have floating interest rates. In addition, these loans are generally secured by personal guarantees to provide an additional source of repayment. The Company generally requires that a permanent financing commitment be in place before it makes a residential construction loan. Moreover, the Company generally monitors construction draws monthly and inspects property to ensure that construction is progressing as specified. The Company's underwriting standards generally require that the principal amount of the loan be no more than 75% of the appraised value of the completed construction project. Values are determined only by approved, independent appraisers.

  The Company also originates loans to finance the construction of multi-family, office, industrial and tax credit projects. These projects are predominantly owned by the user of the property or are sponsored by financially strong developers who maintain an ongoing banking relationship with the Company. The Company's underwriting standards generally require that the principal amount of these loans be no more than 75% of appraised value.

  The Company selectively provides loans for the acquisition and development of land for residential building projects by financially strong developers who maintain an ongoing banking relationship with the Company. The Company's underwriting standards generally require that the principal amount of these loans be no more than 65% of the appraised value.

  Consumer Loans. The Company provides a broad range of consumer loans to customers, including personal lines of credit, credit and debit cards, home equity loans and automobile loans. In order to improve customer service, continuity and customer retention, management of commercial banking customers often work with the same loan officer who handles their commercial banking relationship.

  Direct financing leases. The Company, through CBL, provides lease financing as a complement to its other lending services. These leases are structured as either operating or direct financing leases, with the Company retaining title to the leased assets as security for payment. Only direct financing leases are included in the Company's loan and lease portfolio. Operating leases are reported as investment in operating leases. Although the leasing program acts as a stand-alone product, it offers the opportunity to introduce leasing customers to other products and services offered by the Bank.

NONPERFORMING ASSETS

  The Company's nonperforming assets consist of nonaccrual loans and leases, restructured loans and leases, past due loans and leases and other real estate owned. The following table sets forth information with respect to these assets at the dates indicated.

                                                         AT DECEMBER 31,
                                          AT MARCH 31, ----------------------
                                              1998      1997    1996    1995
                                          ------------ ------  ------  ------
                                               (DOLLARS IN THOUSANDS)
Nonperforming loans and leases:
  Loans and leases 90 days or more
   delinquent and still accruing
   interest..............................    $  --     $  --   $  --   $  --
  Nonaccrual loans and leases............       441       470     234     --
  Restructured loans and leases..........       795       341     348     616
                                             ------    ------  ------  ------
    Total nonperforming loans and
     leases..............................     1,236       811     582     616
Real estate acquired by foreclosure......       --        --      109     310
                                             ------    ------  ------  ------
    Total nonperforming assets...........    $1,236    $  811  $  691  $  926
                                             ======    ======  ======  ======
Allowance for loan and lease losses......    $2,630    $2,248  $1,660  $1,392
                                             ======    ======  ======  ======
Ratio of nonperforming assets to total
 assets..................................      0.45%     0.31%   0.36%   0.58%
Ratio of nonperforming loans and leases
 to total loans and leases...............      0.68      0.49    0.52    0.69
Ratio of allowance for loan and lease
 losses to total loans and leases........      1.45      1.35    1.48    1.57
Ratio of allowance for loan and lease
 losses to nonperforming loans and
 leases..................................    212.78    277.19  285.22  225.97

  Accrual of interest is discontinued on a loan or lease when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan or lease is generally placed on nonaccrual status when it becomes 90 days past due. When a loan or lease is placed on nonaccrual status, all accrued and unpaid interest on the loan or lease is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan or lease balance until the collection of both principal and interest becomes reasonably certain. When the issues relating to a nonaccrual loan or lease are finally resolved, there may ultimately be an actual write down or charge-off of the principal balance of the loan or lease, which may necessitate additional charges to earnings.

  Restructured loans and leases are those for which concessions, including the reduction of interest rates below a rate otherwise available to the borrower, or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans and leases is accrued at the restructured rates when it is anticipated that no loss of original principal will occur.

  The additional interest income that would have been recognized for the three months ended March 31, 1998 and the year ended December 31, 1997 if the Company's nonaccrual and restructured loans and leases had been current in accordance with their original terms, and the interest income on nonaccrual and restructured loans and leases actually included in the Company's net income for such periods, were not material.

  Real estate acquired by foreclosure includes deeds acquired under agreements with delinquent borrowers. Real estate acquired by foreclosure is appraised annually and is carried at the lesser of (i) fair market value less anticipated closing costs or (ii) the balance of the related loan. As of March 31, 1998, the Company did not own any real estate acquired in foreclosure proceedings or under agreements with delinquent borrowers.

  Potential Problem Loans and Leases. A potential problem loan or lease is one where management has serious doubts about the borrower's future performance under the terms of the loan or lease contract. These loans and leases are current as to the principal and interest and, accordingly, are not included in the nonperforming asset categories. Management monitors these loans and leases closely to protect the Company. However, further deterioration may result in the loan or lease being classified as nonperforming. At March 31, 1998, the Company held 16 loans and leases considered by management to be potential problem loans or leases with principal totaling approximately $1.5 million. The level of potential problem loans and leases is factored into the determination of the adequacy of the allowance for loan and lease losses.

ANALYSIS OF ALLOWANCE FOR LOAN AND LEASE LOSSES

  The allowance for loan and lease losses represents management's recognition of the risks of extending credit and its evaluation of the quality of the loan and lease portfolio. The allowance for loan and lease losses is maintained at a level considered adequate to provide for anticipated loan and lease losses, based on various factors affecting the loan and lease portfolio, including a review of problem loans and leases, business conditions, historical loss experience, evaluation of the quality of the underlying collateral and holding and disposal costs. The allowance is increased by additional charges to operating income and reduced by loans and leases charged off, net of recoveries.

  The following table sets forth information regarding changes in the Company's allowance for loan and lease losses for the periods indicated.

                                                               FOR THE
                                             FOR THE THREE    YEAR ENDED
                                             MONTHS ENDED    DECEMBER 31,
                                               MARCH 31,   ------------------
                                                 1998        1997      1996
                                             ------------- --------   -------
                                                 (DOLLARS IN THOUSANDS)
Balance of allowance for loan and lease
 losses at beginning of period.............    $  2,248    $  1,660   $ 1,392
                                               --------    --------   -------
Charge-offs:
  Commercial...............................           2         356       275
  Real estate--mortgage....................         --          --        --
  Real estate--construction................         --          --         47
  Consumer.................................          17          38         6
  Direct financing leases..................         --          --        --
                                               --------    --------   -------
    Total charge-offs......................          19         394       328
                                               --------    --------   -------
Recoveries:
  Commercial...............................          50           6        61
  Real estate--mortgage....................         --          --        --
  Real estate--construction................         --          --         39
  Consumer.................................         --           27         3
  Direct financing leases..................         --          --        --
                                               --------    --------   -------
    Total recoveries.......................          50          33       103
                                               --------    --------   -------
Net (charge-offs) recoveries...............          31        (361)     (225)
Provisions for loan and lease losses
 charged to operations.....................         351         949       493
                                               --------    --------   -------
Balance of allowance for loan and lease
 losses at end of period...................    $  2,630    $  2,248   $ 1,660
                                               ========    ========   =======
Ratio of net (charge-offs) recoveries to
 average loans and leases..................        0.02%      (0.26)%   (0.23)%
                                               ========    ========   =======
Average loans and leases outstanding during
 the period................................    $173,526    $138,787   $98,075
                                               ========    ========   =======

  The Company's lending personnel are responsible for continuous monitoring of the quality of the loan and lease portfolio. The loan and lease portfolio is monitored regularly by a loan review officer who reports directly to the Audit Committee of the Bank's Board of Directors. In addition, the Bank's Board of Directors reviews monthly reports of delinquent and potential problem loans. These reviews assist in the identification of potential and probable losses and also in the determination of the level of the allowance for loan and lease losses. The allowance for loan and lease losses is based primarily on management's estimates of possible loan and lease losses from the foregoing processes and historical experience. These estimates involve ongoing judgments and may be adjusted in the future, depending on economic conditions and changing portfolio performance. At March 31, 1998, the allowance for loan and lease losses equaled 1.45% of total loans and leases. See "--Lending Activities."

  Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan and lease losses. The Company believes that its allowance for loan and lease losses is adequate to cover anticipated loan and lease losses. However, management may determine a need to increase the allowance for loan and lease losses, or regulators, when reviewing the Bank's loan and lease portfolios in the future, may request the Bank to increase such allowance. Either of these events could adversely affect the Company's earnings. Further, there can be no assurance that the Company's actual loan and lease losses will not exceed its allowance for loan and lease losses.

  Additions to the allowance for loan and lease losses, which are charged as expenses on the Company's income statement, are made periodically to maintain the allowance at the appropriate level, based on management's analysis of the potential risk in the loan and lease portfolio. The allowance for loan and lease losses is reduced by loans and leases charged off, net of amounts recovered from such loans and leases. The amount of the allowance is a function of the levels of loans and leases outstanding, the level of performing loans and leases, historical loan and lease loss experience, the amount of loan and lease losses actually charged against the reserve during a given period and current and anticipated economic conditions.

  The following table sets forth the allowance for loan and lease losses by category to the extent specific allocations have been determined relative to particular loans or leases. The unallocated portion of the allowance is intended to cover loss exposure related to potential problem loans or leases for which no specific allocation has been estimated and for the possible risk in the remainder of the loan and lease portfolio. Management believes that any allocation of the allowance into categories lends an appearance of precision which does not exist. The allocation table should not be interpreted as an indication of the specific amounts, by loan or lease classification, to be charged to the allowance. Management believes that the table is a useful device for assessing the adequacy of the allowance as a whole. The table has been derived in part by applying historical loan and lease loss ratios to both internally classified loans and leases and the portfolio as a whole in determining the allocation. The allowance is utilized as a single unallocated allowance available for all loans and leases.

                                                                     AT DECEMBER 31,
                                                    --------------------------------------------------
                             AT MARCH 31, 1998                 1997                     1996
                         -------------------------- -------------------------- -----------------------
                                        LOANS OR                   LOANS OR                LOANS OR
                                        LEASES IN                  LEASES IN               LEASES IN
                                      CATEGORY AS A              CATEGORY AS A           CATEGORY AS A
                                       PERCENTAGE                 PERCENTAGE              PERCENTAGE
                                        OF TOTAL                   OF TOTAL                OF TOTAL
                            AMOUNT     GROSS LOANS     AMOUNT     GROSS LOANS  AMOUNT OF  GROSS LOANS
                         OF ALLOWANCE  AND LEASES   OF ALLOWANCE  AND LEASES   ALLOWANCE  AND LEASES
                         ------------ ------------- ------------ ------------- --------- -------------
                                                    (DOLLARS IN THOUSANDS)
Commercial..............    $1,074         44.7%       $  811         47.0%     $  510        52.2%
Real estate --
 mortgage...............       336         24.7           296         24.2         189        21.8
Real estate --
 construction...........       387         18.4           318         16.7         237        17.0
Consumer................        90          7.2            73          7.0          51         7.4
Direct financing
 leases.................       --           5.0           --           5.1         --          1.6
Unallocated.............       743          --            750          --          673         --
                            ------        -----        ------        -----      ------       -----
  Total.................    $2,630        100.0%       $2,248        100.0%     $1,660       100.0%
                            ======        =====        ======        =====      ======       =====

INVESTMENTS

  The Company's investment portfolio is comprised of A-rated or better securities, with the majority of the portfolio either maturing or repricing within a one- to five-year period. The Company's practice is to purchase U.S. Treasury and U.S. Governmental Agency securities exclusively. The primary factors considered in the overall management of the securities portfolio are liquidity, yield, volatility, asset/liability management and the ability to pledge securities for public deposits. Since November 1994, the Company has selected primarily mortgage-backed securities which reprice annually. The Company's investment strategies are reviewed at the quarterly meetings of the Asset and Liability Management Committee.

  The Company's mortgage-backed securities are typically classified as available for sale. The Company's goals with respect to its securities portfolio are to (i) maximize safety and soundness, (ii) provide adequate liquidity, (iii) maximize rate of return within the constraints of applicable liquidity requirements and(iv) complement asset/liability management strategies.

  The following table sets forth the book value of the securities in the Company's investment portfolio by type at the dates indicated.

                                                        AT     AT DECEMBER 31,
                                                     MARCH 31, ---------------
                                                       1998     1997    1996
                                                     --------- ------- -------
                                                          (IN THOUSANDS)
U.S. Treasury and U.S. government agency
 securities.........................................  $ 6,448  $ 7,009 $15,822
Mortgage-backed securities..........................   47,218   48,354  38,611
State and municipal bonds...........................    1,199    1,198   1,919
Federal Reserve and FHLB stock......................    2,012    2,012   1,054
Other investments...................................      208      211     165
                                                      -------  ------- -------
  Total.............................................  $57,085  $58,784 $57,571
                                                      =======  ======= =======

  The following table sets forth the book value, maturity and approximate yield of the securities in the Company's investment portfolio at March 31, 1998.

                                                      MATURITY
                          ----------------------------------------------------------------
                           WITHIN 1 YEAR      1-5 YEARS      5-10 YEARS     OVER 10 YEARS  TOTAL BOOK VALUE
                          ---------------- --------------- --------------- --------------- ----------------
                          AMOUNT  YIELD(1) AMOUNT YIELD(1) AMOUNT YIELD(1) AMOUNT YIELD(1) AMOUNT  YIELD(1)
                          ------- -------- ------ -------- ------ -------- ------ -------- ------- --------
                                                       (DOLLARS IN THOUSANDS)
U.S. Treasury and U.S.
 government agency
 securities.............  $ 4,000   5.63%  $2,015   5.52%   $433    5.76%  $  --     -- %  $ 6,448   5.60%
Mortgage-backed
 securities (2).........   46,086   6.22    1,132   5.92     --      --       --     --     47,218   6.22
State and municipal
 bonds..................      210   6.27      978   7.06      11   10.20      --     --      1,199   6.95
Federal Reserve and
 FHLB stock.............      --     --       --     --      --      --     2,012   6.73     2,012   6.73
Other investments.......      --     --       --     --      --      --       208   9.50       208   9.50
                          -------   ----   ------   ----    ----   -----   ------   ----   -------   ----
 Total..................  $50,296   6.18%  $4,125   5.99%   $444    5.87%  $2,220   6.99%  $57,085   6.19%
                          =======   ====   ======   ====    ====   =====   ======   ====   =======   ====

(1) Yields do not include adjustments for tax-exempt interest, because the amount of such interest is not material.
(2) Mortgage-backed securities are generally one year or less adjustable rate securities.

DEPOSITS

  The Company's primary source of funds has historically been customer deposits. The Company offers a variety of accounts for depositors, which are designed to attract both short-term and long-term deposits. These accounts include CDs, savings accounts, money market accounts, checking and negotiable order of withdrawal accounts and individual retirement accounts. At March 31, 1998, $65.8 million, or 29.8%, of the Company's deposits were noninterest-bearing deposits. The Company believes that it receives a large amount of noninterest-bearing deposits because it provides customers with the option of paying for services in cash or by maintaining additional noninterest-bearing account balances. However, since proposed changes in banking regulations would allow for the payment of interest on commercial accounts, there can be no assurance that the Company will be able to continue to maintain such a high level of noninterest-bearing deposits. Interest-bearing accounts earn interest at rates established by management based on competitive market factors and its desire to increase or decrease certain types of maturities or deposits. The Company has not actively sought brokered deposits and does not currently intend to do so. The following table presents the average balances for each major category of deposits and the weighted average interest rates paid for interest-bearing deposits for the periods indicated.

                             FOR THE THREE             FOR THE YEAR ENDED DECEMBER 31,
                              MONTHS ENDED      ---------------------------------------------
                             MARCH 31, 1998              1997                   1996
                         ---------------------- ---------------------- ----------------------
                                    WEIGHTED               WEIGHTED               WEIGHTED
                         AVERAGE     AVERAGE    AVERAGE     AVERAGE    AVERAGE     AVERAGE
                         BALANCE  INTEREST RATE BALANCE  INTEREST RATE BALANCE  INTEREST RATE
                         -------- ------------- -------- ------------- -------- -------------
                                                (DOLLARS IN THOUSANDS)
NOW and money market
 accounts............... $ 79,414     3.28%     $ 66,222     3.23%     $ 63,037     3.09%
Savings.................    6,103     2.59         5,780     2.63         5,669     2.65
Certificates of deposit
 under $100,000.........   19,504     5.04        16,942     5.18         9,872     4.51
Certificates of deposit
 $100,000
 and over...............   51,317     5.62        35,936     5.80        26,227     5.53
                         --------               --------               --------
  Total interest-bearing
   deposits.............  156,338     4.24       124,880     4.21       104,805     3.81
Noninterest-bearing
 demand deposits........   64,420      --         54,706      --         41,070      --
                         --------               --------               --------
  Total deposits........ $220,758     3.00%     $179,586     2.93%     $145,875     2.74%
                         ========     ====      ========     ====      ========     ====

  The following table sets forth the amount and maturity of CDs that had balances of more than $100,000 at March 31, 1998.

                                                                   AT MARCH 31,
   REMAINING MATURITY                                                  1998
   ------------------                                             --------------
                                                                  (IN THOUSANDS)
   Less than three months........................................    $ 30,149
   Three months up to six months.................................       9,921
   Six months up to one year.....................................       7,898
   One year and over.............................................       2,099
                                                                     --------
     Total.......................................................    $ 50,067
                                                                     ========

SHORT-TERM BORROWINGS

  The Company's short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, which generally mature within 60 days. The following table sets forth information relating to the Company's short-term borrowings.

                                                          AT OR FOR THE YEAR
                                         AT OR FOR THE    ENDED DECEMBER 31,
                                       THREE MONTHS ENDED --------------------
                                         MARCH 31, 1998     1997       1996
                                       ------------------ ---------  ---------
                                               (DOLLARS IN THOUSANDS)
Federal funds purchased..............       $ 5,000             --   $   6,226
Weighted average interest rate at
 period end..........................          4.76%            --        5.87%
Securities sold under agreement to
 repurchase..........................       $16,085       $  13,024  $   3,422
Weighted average interest rate at
 period end..........................          4.91%           4.58%      4.89%
Maximum borrowings outstanding at any
 month end during the period.........       $14,795       $  25,251  $  11,990
Average borrowings outstanding for
 the period..........................       $12,237       $  17,602  $   7,323
Weighted average interest rate for
 the period..........................          4.88%           5.21%      5.92%

COMPETITION

  The banking business in the Denver metropolitan area is highly competitive and is currently dominated by a number of large regional financial institutions, including Norwest Corporation, U.S. Bancorp, Inc. (formerly First Bank System) Banc One Corporation, Zions Bancorporation, KeyCorp and Wells Fargo & Company. In addition to these regional banks, there are a number of community banks that operate in the area, including, Guaranty Bank and Trust Company, Colorado State Bank & Trust, First Bank Holding Company of Colorado and Union Bank and Trust. The Company competes for loans and deposits with other commercial banks (including those listed above), savings and loan associations, finance companies, credit unions and mortgage bankers. In addition to the traditional financial institutions, the Company also competes for loans with brokerage and investment banking companies, nonfinancial institutions, including retail stores that maintain their own credit programs, and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Particularly in times of high interest rates, the Company also faces significant competition for deposits from sellers of short-term money market securities and other corporate and government securities.

  By virtue of their larger capital bases or affiliation with larger multi-bank holding companies, many of the Company's competitors have substantially greater capital resources and lending limits than the Company and perform other functions that the Company offers only through correspondents. Interstate banking is permitted in Colorado, and, since January 1, 1997, unlimited state-wide branch banking is permitted. As a result, the Company may experience greater competition in its primary service areas. The Company's business, financial condition, results of operations and cash flows may be adversely affected by an increase in competition. Moreover, recently enacted and proposed legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of such legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized bank holding companies.

  The Company competes for loans and deposits principally through the scope and quality of the services it provides, interest rates and loan fees. The Company believes that its emphasis on personalized service enables it to compete favorably with larger financial institutions in its target market of small- to medium-sized businesses and high net worth individuals. The Company actively solicits deposit-related clients and competes for deposits by offering customers personal attention and professional service. The Company also believes that its technology-based cash management and short-term investment products provide it with a competitive advantage over other local community banks.

DATA PROCESSING SYSTEMS

  The Company is currently in the process of converting to the Jack Henry System, a data processing system that will provide the Company with the ability to offer more advanced services such as upgraded P.C. banking, a voice response system and check and document imaging. The Company anticipates investing approximately $1.8 million in converting to the Jack Henry System. The Company is scheduled to begin operating on the Jack Henry System in June 1998. In addition, unlike the Company's current data processing system, the Jack Henry System is designed to be year 2000 compliant. The Company has formed a Year 2000 Committee to oversee issues relating to its year 2000 compliance program. The program calls for all critical systems to be certified as year 2000 compliant by December 31, 1998. See "Risk Factors--Conversion to New Data Processing System" and "--Year 2000 Compliance."

FACILITIES

  The Company presently leases an aggregate of approximately 59,000 square feet. The Company's downtown Denver facility is approximately 40,500 square feet, of which 26,600 square feet are leased from Kesef, LLC ("Kesef"), an entity in which Jack Stern and Evan Makovsky (both directors of the Bank) and Messrs. Bangert, Lorenz and Ross each own a 20% interest, for approximately $22,200 per month. The remaining 13,900 square feet are subleased from another tenant in the building for approximately $3,400 per month. Kesef purchased the building from its previous owners in January 1998. The initial term of the lease with Kesef expires in June 1998, with an option to renew for an additional five-year term at 90% of then-current market rates. Rather than exercising its renewal option, the Company is currently renegotiating the lease to provide for a longer term and to provide the Company with the opportunity to improve the property. The Company anticipates that the new lease will have a ten-year term and will include an option by the Company to renew for additional terms. The new lease will also provide the Company with the right to make improvements on the leased space and to offset the costs of such improvements against lease payments on an amortized basis. Payments under the new lease will be approximately $28,500 per month at the commencement of the lease. Once the improvements have been made, monthly rental payments will increase to approximately $42,000 per month, subject to escalation provisions in subsequent years. In connection with the renegotiation of this lease, the Company will be moving some of its operations to other spaces within the same building and will be leasing approximately 5,000 square feet of additional space. See "Certain Transactions."

  The Company also leases facilities for its Boulder, West Denver and two Littleton locations. The two Littleton facilities include approximately 6,800 and 2,600 square feet of space, respectively, and current lease payments are approximately $7,600 and $1,800 per month, respectively. Colorado Business Bank--Boulder's facilities include approximately 2,900 square feet of space in downtown Boulder. Current lease payments are approximately $4,000 per month and will increase to $4,600 at the expiration of the current lease term in 2000. The Company plans to lease additional space to accommodate the anticipated growth of Colorado Business Bank--Boulder. Colorado Business Bank--West's facilities include approximately 3,500 square feet of space in Golden. Current lease payments are $3,000 per month.

LEGAL PROCEEDINGS

  Periodically and in the ordinary course of business, various claims and lawsuits which are incidental to the Company's business are brought against, or by, the Company. The Company believes that the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the business, financial condition or results of operations of the Company.

EMPLOYEES

  As of March 31, 1998, the Company had 122 employees, including 114 full-time employees. None of the Company's employees is covered by a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information with respect to the Company's directors, executive officers and key employees.

NAME                                   AGE                POSITION
----                                   ---                --------
Steven Bangert........................  41 Chairman of the Board and Chief
                                            Executive Officer
Jonathan C. Lorenz....................  46 Vice Chairman of the Board and
                                            President
Virginia K. Berkeley..................  45 President of Colorado Business Bank--
                                            Denver and Director
Richard J. Dalton.....................  41 Senior Vice President and Chief
                                            Financial Officer
Lyne B. Andrich.......................  31 Vice President and Controller
Darrell J. Schulte....................  43 President of Colorado Business Bank--
                                            Littleton
Charles E. Holmes.....................  41 President of Colorado Business Bank--
                                            Boulder
Andrew L. Bacon.......................  42 President of Colorado Business Bank--
                                            West
K. Denise Albrecht....................  45 President of Community Trust Division
Richard M. Hall, Jr. .................  51 President of Colorado Business
                                            Leasing, Inc.
Kevin G. Quinn........................  37 Senior Vice President
Mark S. Kipnis........................  50 Director
Noel N. Rothman.......................  68 Director
Howard R. Ross........................  72 Director
Michael B. Burgamy....................  52 Director
Timothy J. Travis.....................  53 Director

  There are no family relationships among any of the directors, executive officers or key employees of the Company.

  Steven Bangert has served as Chairman of the Board and Chief Executive Officer of the Company since September 1994. He also serves as Chairman of the Board of the Bank and a director of CBL. From August 1992 to present, Mr. Bangert has served as President and a director of Western Capital Holdings, Inc. ("Western Capital"), formerly the bank holding company for River Valley Bank--Texas, located in McAllen, Texas. From March 1992 to July 1996, Mr. Bangert also served as Chairman of the Board of River Valley Bank--Texas, and, from April 1988 to July 1994, he served as Vice Chairman of the Board and Chief Executive Officer of River Valley Savings Bank--Illinois, a financial institution with approximately $500 million of assets and locations in Chicago and Peoria, Illinois. From February 1994 to July 1996, Mr. Bangert served as a director and member of the Executive Committee of Lafayette American Bank. He holds a B.S. degree in business administration from the University of Nebraska--Lincoln.

  Jonathan C. Lorenz has served as President and Vice Chairman of the Company since March 1995. He also serves as Vice Chairman of the Board and Chief Executive Officer of the Bank. From June 1993 to March 1995, Mr. Lorenz pursued various business investment opportunities, including the formation of First Western Growth Fund, a small business investment company. Mr. Lorenz was employed by Colorado National Bank ("CNB") in various capacities from September 1976 to June 1993. Mr. Lorenz' last position with CNB was Senior Vice President and Manager of Corporate Banking, where he was responsible for a $600 million commercial and real estate loan portfolio. He holds a B.A. degree in political science and an M.B.A. from the University of Colorado.

  Virginia K. Berkeley has served as President of Colorado Business Bank-- Denver since May 1995 and as a director of the Company since October 1995. Ms. Berkeley served as Senior Vice President and Manager of

Business Banking of Bank One, Denver from January 1994 to May 1995. From December 1986 to January 1994, Ms. Berkeley held several positions with CNB, including President of CNB--Tech Center and CNB--Northeast. She holds a B.S. degree in economics from Purdue University and an M.B.A. from the University of Oklahoma.

  Richard J. Dalton has served as the Senior Vice President and Chief Financial Officer of the Company since January 1997. From August 1992 to January 1998, Mr. Dalton was the Vice President of Western Capital. From August 1992 to June 1996, Mr. Dalton served as the President and Chief Executive Officer of River Valley Bank--Texas. He holds a B.S. degree in business administration from the University of Southern Colorado and an M.B.A. from the University of Colorado.

  Lyne B. Andrich has served as Vice President and Controller of the of the Company since May 1997. From November 1995 to May 1997, Ms. Andrich was a line of business reporting manager for Key Bank. From June 1989 to November 1995, Ms. Andrich served as an accounting manager and internal auditor for Bank One, Colorado, N.A. She holds a M.S. degree in accounting from the University of Florida.

  Darrell J. Schulte has served as President of Colorado Business Bank-- Littleton since May 1985. Mr. Schulte has been employed in the banking industry for 21 years. He holds a B.S. degree in finance from Colorado State University.

  Charles E. Holmes has served as President of Colorado Business Bank--Boulder since June 1995. Mr. Holmes has been employed in the banking industry for 17 years. Mr. Holmes served as Vice President and Manager of Commercial Lending at Bank One--Boulder from June 1992 to June 1995, where he was responsible for a $300 million loan portfolio. He holds a B.S. degree in business administration from Oklahoma State University.

  Andrew L. Bacon has served as President of Colorado Business Bank--West since November 1997. From March 1997 to September 1997, Mr. Bacon served as Senior Vice President of UMB Bank. From June 1988 to December 1996, Mr. Bacon served as Senior Vice President in charge of the Commercial Banking Division at Norwest Bank--Golden. He holds a B.A. degree in business administration from Colorado State University.

  K. Denise Albrecht has served as the President of Community Trust Division of the Company since October 1997. From May 1993 to October 1997, Ms. Albrecht served as Senior Vice President and Denver Market Manager of the Trust Department of Bank One, Colorado, N.A. Ms. Albrecht was employed, in several capacities, with CNB from December 1988 to May 1993. From January 1993 to May 1993, Ms. Albrecht served as President of Colorado Capital Advisors, a subsidiary of CNB, and, from September 1988 to January 1993, she served as Vice President and Institutional Services Division Manager for CNB. She holds a B.S. degree in business administration and an M.B.A. from Northern Michigan University.

  Richard M. Hall, Jr. has served as President of CBL, the Company's equipment leasing subsidiary, since March 1996 and has been employed in the banking and financial services industry for 21 years. Prior to leading the formation of CBL, Mr. Hall served as President of Evergreen Lifetime Income, Inc., a development stage company in the reverse mortgage industry which was formed in March 1995. From March 1992 to February 1995, Mr. Hall was employed by CNB, where he served as a commercial banking division manager and as President of Colorado National Leasing, Inc., a subsidiary of CNB. He holds B.S. and M.S. degrees in business administration from Wichita State University and a graduate degree in banking from the Southwestern Graduate School of Banking at Southern Methodist University.

  Kevin G. Quinn has served as a Senior Vice President of the Company since May 1998. The Company intends to appoint Mr. Quinn as President of Colorado Business Bank--South when that location is opened. Prior to joining the Company, Mr. Quinn had been employed by Norwest Bank of Colorado since June 1988. From June 1996 to May 1998, Mr. Quinn was a Senior Vice President of Norwest, responsible for a private banking department with assets in excess of $295 million. From October 1991 to June 1996, Mr. Quinn was a Vice President and the Bank Manager of a Norwest Bank location in downtown Denver with assets of approximately

$75 million. Mr. Quinn holds a Business Administration degree in general business from the University of Northern Colorado and a graduate degree in banking from the Stonier Graduate School of Banking of the University of Delaware.

  Mark S. Kipnis has served as a director of the Company since September 1994. Since January 1998, he has also served as Vice President, Secretary and Corporate Counsel for Hollinger International Inc., a newspaper publishing company that is publicly traded on the New York Stock Exchange. From January 1979 to December 1997, Mr. Kipnis was a partner of the Chicago-based law firm of Holleb & Coff. He holds a B.S. degree in accounting from the University of Illinois and a J.D. degree from Northwestern University School of Law.

  Noel N. Rothman has served as a director of the Company since September 1994. Mr. Rothman is a private investor and has served as President of Namtor, Inc. ("Namtor"), a closely held business services company in which he is a principal shareholder, since September 1985. Mr. Rothman attended Wayne University.

  Howard R. Ross has served as a director of the Company since September 1994. Mr. Ross is a private investor and has served as President of H.R. Financial, Inc., a closely held investment company in which he is the principal shareholder, since May 1994. From August 1992 to present, he has served as a director of Western Capital, and, from August 1992 to July 1995, he served as Vice Chairman of the Board of River Valley Bank--Texas. He holds a B.S. degree in mechanical engineering from the Illinois Institute of Technology.

  Michael B. Burgamy has served as a director of the Company since May 1998. From 1991 to present, Mr. Burgamy has served as the president of Perky-Pet Products Co., a manufacturer of pet products and supplies. From January 1976 to November 1994, he was President of CGS Distributing, Inc., a wholesale distributor of lawn and garden supplies. He holds a B.S. degree in engineering management from the United States Air Force Academy.

  Timothy J. Travis has served as a director of the Company since May 1998. Since November 1981, Mr. Travis has been the President and Chief Executive Officer of Eaton Metal Products Company, with which he has been employed since 1958.

CLASSIFIED BOARD OF DIRECTORS

  The Company's Articles of Incorporation and Bylaws provide for a classified board of directors. Three class I directors, Messrs. Lorenz and Kipnis, and Ms. Berkeley, are serving for an initial term expiring at the 1999 annual meeting. Three class II directors, Messrs. Bangert, Rothman and Travis, are serving for an initial term expiring at the 2000 annual meeting. Two class III directors, Messrs. Ross and Burgamy, are serving for an initial term expiring at the 2001 annual meeting. Subsequent terms will be for successive three-year periods.

DIRECTOR COMPENSATION

  Each director who is not an employee of the Company is paid a director's fee of $1,000 for each meeting of the Board of Directors, or any committee thereof, attended by such director. Directors of the Company who also serve as officers do not receive additional compensation for their service as directors. All directors are reimbursed for expenses incurred in attending board and committee meetings.

COMMITTEES

  The Company's Board of Directors has an Executive Committee, an Audit Committee and a Compensation Committee.

  The Executive Committee is comprised of Messrs. Bangert, Lorenz and Ross. The Executive Committee is authorized to exercise certain of the powers of the Board of Directors, subject to ratification by the full Board, and meets as needed, usually in situations where it is not feasible to take action by the full Board.

  The Audit Committee is comprised of Messrs. Kipnis, Burgamy and Travis. The Audit Committee is responsible for (i) making recommendations to the Board of Directors concerning the engagement of independent public accountants, (ii) consulting with the Company's independent public accountants with regard to the plan of audit, (iii) consulting directly with the Company's Chief Financial Officer on any matter that the Audit Committee or the Chief Financial Officer deems appropriate in connection with carrying out the audit,
(iv) reviewing the results of audits of the Company by its independent public accountants and certain regulatory agencies, (v) discussing audit recommendations with management and reporting results of its reviews to the Board of Directors, and (vi) performing such other functions as may be prescribed by the Board of Directors.

  The Compensation Committee is comprised of Messrs. Ross, Rothman, Burgamy and Travis. The Compensation Committee is authorized to review the compensation of the executive officers and key employees of the Company and the Bank and to make recommendations to the Board of Directors concerning salaries, stock option grants and other forms of compensation, review recommendations to the Board of Directors concerning the compensation of directors and to perform such other functions as the Board of Directors may direct.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation that the Company paid to its chief executive officer and each of its four next most highly compensated executive officers (the "Named Executive Officers") for the year ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION
                                                           --------------------
NAME AND PRINCIPAL POSITION                           YEAR   SALARY     BONUS
---------------------------                           ---- ---------- ---------
Steven Bangert, Chief Executive Officer.............. 1997 $  125,000       --
Jonathan C. Lorenz, President........................ 1997 $  145,000 $  39,000
Virginia K. Berkeley, President of Colorado
Business Bank--Denver................................ 1997 $  106,000 $  25,000
Richard M. Hall, Jr., President of Colorado Business
Leasing, Inc......................................... 1997 $   99,837 $  26,236
Darrell J. Schulte, President of Colorado
Business Bank--Littleton............................. 1997 $   90,000 $  15,000

  The following table summarizes the value of the options held at the end of 1997 by the Named Executive Officers. None of the Named Executive Officers exercised any options during 1997.

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                              OPTIONS AT END OF 1997      AT END OF 1997 (1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Steven Bangert..............   28,275          --       $251,025     $    --
Jonathan C. Lorenz..........   56,785       19,086       504,182      169,442
Virginia K. Berkeley........   11,781       16,494       102,094      138,931
Richard M. Hall, Jr.........      --           --            --           --
Darrell J. Schulte..........    4,948        9,661        42,679       77,517

--------
(1) Value based on the difference between $11.00 (the assumed initial public offering price) and the option exercise price, multiplied by the number of shares of Common Stock subject to such option.

STOCK INCENTIVE PLANS

  1995 and 1997 Plans. In 1995 and 1997, respectively, the Company adopted a 1995 Incentive Stock Option Plan (the "1995 Plan") and a 1997 Incentive Stock Option Plan (the "1997 Plan") to provide long-term incentives in the form of stock options to the key employees of the Company and its subsidiaries. The 1995 and 1997 Plans provide for the authorization of an aggregate of 298,961 shares of Common Stock for issuance thereunder.

  The 1995 and 1997 Plans, which are identical, except with respect to the number of shares authorized for issuance thereunder, are both administered by the Compensation Committee. Subject to the terms of the 1995 or 1997 Plan (as applicable), the Compensation Committee determines the key employees to whom options are granted, the number of shares subject to the options, the type of consideration to be paid to the Company upon exercise of options, and the term of any option (which cannot exceed ten years). One-fourth of the options included in each grant under either the 1995 Plan or the 1997 Plan vest on each of the first four anniversaries of the grant.

  Under both the 1995 and 1997 Plans, the Company may grant incentive stock options ("Incentive Stock Options") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended. Incentive Stock Options may not be granted at an exercise price of less than the fair market value of the Common Stock on the date of grant and may not have a term exceeding ten years. The exercise price of Incentive Stock Options granted to holders of more than 10% of the Common Stock must be at least 110% of the fair market value of the Common Stock on the date of the grant, and the term of these options cannot exceed five years. Incentive Stock Options granted pursuant to either the 1995 or 1997 Plan may not be exercised more than three months after the option holder ceases to be an employee of the Company or its subsidiaries, except that, in the event of the death or permanent and total disability of the option holder, the option may be exercised by the holder (or his or her estate, as the case may be) for a period of up to one year after the date of death or permanent and total disability.

  As of March 31, 1998, options had been granted under the 1995 and 1997 Plans to purchase 249,764 shares of Common Stock at a weighted average exercise price of $3.20 per share.

  Both the 1995 and 1997 Plans provide that the total number of shares covered by such plan, the number of shares covered by each option or performance award and the exercise price per share will be proportionately adjusted by the Company in the event of a stock split, reverse stock split, stock dividend or similar capital adjustment effected without receipt of consideration by the Company.

  1998 Plan. The Colorado Business Bankshares, Inc. 1998 Stock Incentive Plan (the "1998 Plan") was adopted by the Board of Directors in April 1998 and approved by the shareholders of the Company in May 1998. As currently in effect, the maximum number of shares authorized to be issued under the 1998 Plan is 225,000 shares of Common Stock, and the maximum number of shares underlying awards that may be granted to an individual employee in a calendar year is 22,500 shares of Common Stock. As of March 31, 1998, no awards had been granted under the 1998 Plan. The exercise price for options granted under the 1998 Plan must be at least equal to 100% of the fair market value of the Common Stock on the date of grant. The 1998 Plan permits the granting of stock options, including Incentive Stock Options and non-qualified stock options. The purpose of the 1998 Plan is to reward and provide incentives for directors, executive officers and key employees of the Company by providing them with an opportunity to acquire an equity interest in the Company, thereby increasing their personal interest in its continued success and progress.

  The 1998 Plan is administered by the Compensation Committee, which has the sole and complete authority to select the employees (including executive officers) and directors who will receive awards under the 1998 Plan. The Compensation Committee has the authority to determine the number of stock options to be granted to eligible individuals, whether the options will be Incentive Stock Options or non-qualified stock options, and the terms and conditions of the options (which may vary from grantee to grantee). The number of shares available under the 1998 Plan and the exercise price of the options granted thereunder are subject to adjustment to reflect stock splits, stock dividends, recapitalizations, mergers or other major corporate actions.

  The Compensation Committee also has the authority under the 1998 Plan to grant stock appreciation rights ("SARs") to employees. SARs confer on the holder a right to receive, upon exercise, the excess of the fair market value of one share of Common Stock on the date of exercise over the grant price of the SAR as specified by the Compensation Committee, which price may not be less than 100% of the fair market value of one share of Common Stock on the date of grant of the SAR. The grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any SAR are determined by the Compensation Committee.

  The Compensation Committee is also authorized to grant restricted stock, restricted stock units, performance awards, dividend equivalents or other stock-based awards pursuant to the 1998 Plan.

  The Board of Directors may discontinue, amend, or suspend the 1998 Plan in a manner consistent with the its provisions, provided such changes do not violate the federal or state securities laws.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with each of Jonathan C. Lorenz, Virginia K. Berkeley, Richard M. Hall, Jr. and Darrell J. Schulte. Each such agreement is terminable at will by the Company or the employee and provides for annual salary, the use of a Company automobile, expenses related to membership at a country, health or social club and eligibility for a bonus and stock option grants. Each such agreement provides that, during the term of the agreement and for one year thereafter, the employee is prohibited from soliciting any employees or customers of the Company or the Bank. In the event that the Company terminates the employment agreement for reasons other than "for cause," or the Company constructively discharges the employee (for example, by materially decreasing his or her responsibilities or decreasing his or her compensation) or the employee's employment is terminated because of disability or death, the Company is required to pay the employee one full year of salary (including bonus) and maintain all other benefits for one full year after termination. Moreover, each such employment agreement requires the Company to make a lump sum payment to such employee in an amount equal to a multiple of such employee's annual compensation in the event that their employment is terminated within two years of the occurrence of certain types of changes of control of the Company or the Bank. As of March 31, 1998, the estimated payments that would be due to Mr. Lorenz, Ms. Berkeley, Mr. Hall and Mr. Schulte upon a termination of employment after such a change in control were $653,000, $385,000, $101,000 and $236,000, respectively.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

  The Company's Articles of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent now or hereafter permitted by Colorado law. Under such provisions, any director or officer who, in his or her capacity as such, is made, or threatened to be made, a party to any suit or proceeding will be indemnified if such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The Articles of Incorporation, Bylaws and Colorado law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles of Incorporation, Bylaws, any agreement, insurance policies, vote of shareholders or disinterested directors or otherwise.

  In addition, the Articles of Incorporation provide that, to the fullest extent now or hereafter permitted by Colorado law, the Company's directors will not be liable for monetary damages for breach of their fiduciary duty of care to the Company and its shareholders. This provision in the Articles of Incorporation does not eliminate the directors' fiduciary duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Colorado law. Each director will continue to be subject to liability for breach of his or her duty of loyalty to the Company and its shareholders for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for certain activities prohibited by Colorado law (relating primarily to the unlawful payment of dividends or repurchase of stock), or for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  The Company believes that these provisions are necessary to attract and retain qualified individuals to serve as directors. In addition, such provisions allow directors to perform their duties in good faith, without concern for the application of monetary liability on a retrospective basis in the event that a court determines that their conduct was negligent.

  There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

  The Company maintains directors' and officers' liability insurance with a $5 million limit per year per occurrence. The Company pays annual premiums and expenses relating to the policy of approximately $17,500 per year. There can be no assurance that coverage will continue to be available at a cost that the Company considers reasonable.

  Insofar as indemnification for liabilities arising under the Securities Act may be provided to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             CERTAIN TRANSACTIONS

  The executive officers, key employees, directors and principal shareholders of the Company, members of their immediate family and businesses in which they hold controlling interests are customers of the Company, and it is anticipated that such parties will continue to be customers of the Company in the future. All outstanding loans and extensions of credit by the Company to these parties were made in the ordinary course of business in accordance with applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons, and, in the Company's opinion, do not involve more than the normal risk of collectibility or present other unfavorable features. At March 31, 1998, the aggregate balance of the Company's loans and advances under existing lines of credit to these parties was approximately $1.4 million, or 0.8% of the Company's total loans and leases.

  In consideration for their agreement to personally guarantee the Company's $10.5 million loan from ANB, Messrs. Bangert and Ross were each paid $2,500 per quarter for each of the first three quarters of 1995. Messrs. Bangert and Ross agreed to forego further payment for the guarantees as of October 1995, and ANB released them from such guarantees, effective July 1996.

  From time to time, Hawthorne Colorado, Inc. ("Hawthorne"), an entity controlled by Messrs. Bangert and Ross, purchases participations in loans originated by the Company that the Company does not fund fully because of its legal lending limit or in order to manage portfolio concentration. To date, Hawthorne has participated in 14 real estate loans, with an aggregate participation commitment of $12.2 million, of which 6 loans, with an aggregate balance of $3.6 million, were outstanding as of March 31, 1998. The Company believes that the terms of such participations were commensurate with what would be negotiated in similar transactions between unrelated third parties. Hawthorne receives interest on the portion of such loans funded by it at the same rate as the Bank does on the portion that it funds. In addition, Hawthorne receives a share of origination fees for such loans.

  The Company leases 26,600 square feet of its downtown Denver facility from Kesef, an entity in which Jack Stern and Evan Makovsky (both directors of the Bank) and Messrs. Bangert, Lorenz and Ross each own a 20% interest, for approximately $22,200 per month. Kesef purchased the building from its previous owners in January 1998. The initial term of this lease expires in June 1998, with an option to renew for an additional five-year term at 90% of then-current market rates. Rather than exercising its renewal option, the Company is currently renegotiating the lease to provide for a longer term and to provide the Company with the opportunity to improve the property. The Company anticipates that the new lease will have a ten-year term and will include an option by the Company to renew for additional terms. The new lease will also provide the Company with the right to make improvements on the leased space and to offset the costs of such improvements against lease payments on an amortized basis. Payments under the new lease will be approximately $28,500 per month at the commencement of the lease. Once the improvements have been made, monthly rental payments will increase to approximately $42,000 per month, subject to escalation provisions in subsequent years. In connection with the renegotiation of this lease, the Company will be moving some of its operations to other spaces within the office building and will be leasing approximately 5,000 square feet of additional space.

  In July 1997, the Bank committed to purchase up to $500,000 of limited partnership interests in Prairie Capital Mezzanine Fund, L.P. ("Prairie Capital"), an investment fund, having $24 million in total capital commitments, that makes subordinated debt and preferred stock investments in a wide variety of small businesses throughout the United States. Prairie Capital is licensed as a Small Business Investment Company (an "SBIC"). The Company intends to refer companies in its market area requiring this type of investment capital to Prairie Capital. As of March 31, 1998, the Bank's aggregate investment in Prairie Capital was $93,000, and the Bank was subject to additional capital calls pursuant to which it may be required to invest additional capital of $407,000 in the fund. Messrs Bangert and Ross, Mr. Ross' wife and Namtor, an entity controlled by Mr. Rothman, have made individual capital commitments to the fund in amounts of $2 million, $2 million, $50,000 and $1.5 million, respectively, and own interests in the fund proportionate to their capital commitments. Messrs.

Bangert and Ross act as consultants to Prairie Capital. Their services consist primarily of assisting in the identification and review of investments to be made by the fund. To date, Messrs. Bangert and Ross have each received $60,000 in consulting fees from Prairie Capital, and they are each entitled to receive a final payment of $20,000 in June 1998. In addition, Messrs. Bangert and Ross are members of the advisory board of Prairie Capital. The general partner of Prairie Capital has agreed to make certain payments to the Bank, Messrs. Bangert and Ross, Ms. Ross and Namtor (pro rata, in proportion to their respective investments in the fund) following the liquidation of the fund in the event that they do not realize an internal rate of return of at least 25% on their respective investments.

                          SUPERVISION AND REGULATION

  The Company and the Bank are extensively regulated under federal and Colorado law. These laws and regulations are primarily intended to protect depositors and federal deposit insurance funds, not shareholders of the Company. The following information summarizes certain material statutes and regulations affecting the Company and the Bank and is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws, regulations or regulatory policies may have a material adverse effect on the business, financial condition, results of operations and cash flows of the Company and the Bank. The Company is unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on its business and earnings in the future.

THE HOLDING COMPANY

  General. The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"). The Company is required to file an annual report with the FRB and such other reports as the FRB may require pursuant to the BHCA.

  Acquisitions. As a bank holding company, the Company is required to obtain the prior approval of the FRB before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or bank holding company. The FRB will not approve any acquisition, merger or consolidation that would result in substantial anti-competitive effects, unless the anti-competitive effects of the proposed transaction are outweighed by a greater public interest in meeting the needs and convenience of the public. In reviewing applications for such transactions, the FRB also considers managerial, financial, capital and other factors, including the record of performance of the applicant and the bank or banks to be acquired under the Community Reinvestment Act of 1977, as amended (the "CRA"). See "--The Banks-- Community Reinvestment Act."

  The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the "1994 Act"), which became effective September 29, 1995, displaces state laws governing interstate bank acquisitions. Under the 1994 Act, a bank holding company can acquire a bank outside of its home state without regard to local law. Thus, an out-of-state holding company could acquire the Bank, and the Company could acquire a bank outside of Colorado.

  All acquisitions pursuant to the 1994 Act require regulatory approval. In reviewing applications under the 1994 Act, an applicant's record under the CRA must be considered, and a determination must be made that the transaction will not result in any violations of federal or state antitrust laws. In addition, there is a limit of 25% on the amount of deposits in insured depository institutions in Colorado that can be controlled by any bank or bank holding company.

  The 1994 Act also permits bank subsidiaries of a bank holding company to act as agents for affiliated institutions by receiving deposits, renewing time deposits, closing loans, servicing loans and receiving payments on loans. As a result, a relatively small Colorado bank owned by an out-of-state holding company could make available to customers in Colorado some of the services of a larger affiliated institution located in another state.

  Permissible Activities. A bank holding company may not engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, a non-banking activity, unless such activity has been determined by the FRB to be closely related to banking or managing banks. The FRB has identified certain non-banking activities in which a bank holding company may engage without notice or prior approval of the FRB.

  Capital Adequacy. The FRB monitors, on a consolidated basis, the capital adequacy of bank holding companies that have total assets in excess of $150 million by using a combination of risk-based and leverage ratios. Failure to meet the capital guidelines may result in the application by the FRB of supervisory or enforcement actions. Under the risk-based capital guidelines, different categories of assets, including certain off-balance sheet items, such as loan commitments in excess of one year and letters of credit, are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. For purposes of the risk- based capital guidelines, total capital is defined as the sum of "Tier 1" and "Tier 2" capital elements, with Tier 2 capital being limited to 100% of Tier 1 capital. Tier 1 capital includes, with certain restrictions, common shareholders' equity, perpetual preferred stock (no more than 25% of Tier 1 capital being comprised of cumulative preferred stock or trust preferred stock) and minority interests in consolidated subsidiaries. Tier 2 capital includes, with certain limitations, perpetual preferred stock not included in Tier 1 capital, certain maturing capital instruments and the allowance for loan and lease losses (limited to 1.25% of risk-weighted assets). The regulatory guidelines require a minimum ratio of total capital to risk-weighted assets of 8% (of which at least 4% must be in the form of Tier 1 capital). The FRB has also implemented a leverage ratio, which is defined to be a company's Tier 1 capital divided by its average total consolidated assets. The minimum required leverage ratio for top-rated bank holding companies is 3%, but most companies are required to maintain an additional cushion of at least 100 to 200 basis points.

  The table below sets forth the Company's ratios of (i) total capital to risk-weighted assets, (ii) Tier 1 capital to risk-weighted assets and (iii) Tier 1 leverage ratio, at March 31, 1998, and as adjusted to give effect to the Offering.

                                                     AT MARCH 31, 1998
                                            -----------------------------------
                                                   AS ADJUSTED FOR THE MINIMUM
RATIO                                       ACTUAL     OFFERING(1)     REQUIRED
-----                                       ------ ------------------- --------
Total capital to risk-weighted assets......  8.2%         14.6%          8.0%
Tier 1 capital to risk-weighted assets.....  6.9          13.3           4.0
Tier 1 leverage ratio......................  5.2          10.0           3.0

--------
(1) As adjusted to reflect the Offering (at an assumed public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom.

  Support of Banks. As discussed below, the Bank is also subject to capital adequacy requirements. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), the Company could be required to guarantee the capital restoration plan of the Bank, should the Bank become "undercapitalized," as defined in the FDICIA and the regulations thereunder. See "--The Bank--Capital Adequacy." The Company's maximum liability under any such guarantee would be the lesser of 5% of the Bank's total assets at the time it became undercapitalized or the amount necessary to bring the Bank into compliance with the capital plan. The FRB also has stated that bank holding companies are subject to the "source of strength doctrine," which requires bank holding companies to serve as a source of "financial and managerial" strength to their subsidiary banks.

  The FDICIA requires the federal banking regulators to take "prompt corrective action" with respect to capital-deficient institutions. In addition to requiring the submission of a capital restoration plan, the FDICIA contains broad restrictions on certain activities of undercapitalized institutions involving asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons, if the institution would be undercapitalized after any such distribution or payment.

  Monitoring of Year 2000 Compliance. Bank regulatory agencies have begun to monitor bank holding companies' and banks' readiness for the year 2000 as part of the regular examination process. In the event that a bank holding company or a bank is determined not to be satisfactorily prepared for the year 2000, it will be required to submit a written plan establishing a timetable for year 2000 compliance and periodic progress reports on its efforts to implement the plan. Failure to formulate a satisfactory plan, or to implement the plan successfully, could result in an enforcement action.

THE BANKS

  General. The Bank is a national banking association, the deposits of which are insured by the Bank Insurance Fund of the FDIC (the "FDIC"), and is subject to supervision, regulation and examination by the Office of the Comptroller of the Currency (the "OCC") and by the FDIC. Pursuant to such regulation, the Bank is subject to special restrictions, supervisory requirements and potential enforcement actions. The FRB's supervisory authority over the Company can also affect the Bank.

  Branching. The Colorado Revised Statutes were amended in 1991 to phase in open branching over a six-year period. Colorado law also provides a phase-in schedule for the conversion of an affiliate bank into a branch bank. Banks desiring to establish a de novo branch bank have been allowed to do so since January 1, 1993, though only one branch bank could initially be created. Since January 1, 1997, no limitations are placed on the number of branches a bank may establish, and any bank which has had its charter approved or conditionally or preliminarily approved on or after April 1, 1991, may, upon 30 days' written notice to the Colorado banking board or banking commissioner, be converted to a branch of any bank.

  Community Reinvestment Act. The CRA requires the Bank to adequately meet the credit needs of the communities in which it operates. The CRA allows regulators to reject an applicant seeking, among other things, to make an acquisition or establish a branch, unless it has performed satisfactorily under the CRA. Federal regulators regularly conduct examinations to assess the performance of financial institutions under the CRA. In its most recent CRA examination, the Bank received a satisfactory rating.

  Transactions with Affiliates. The Bank is subject to Section 23A of the Federal Reserve Act, which limits the amount of loans to, investments in, and certain other transactions with, affiliates of the Bank, requires certain levels of collateral for such loans or transactions, and limits the amount of advances to third parties that are collateralized by the securities or obligations of affiliates, unless the affiliate is a bank and is at least 80% owned by the Company. If the affiliate is a bank and is at least 80% owned by the Company, such transactions are generally exempted from these restrictions, except as to "low quality" assets, as defined under the Federal Reserve Act, and transactions not consistent with safe and sound banking practices. In addition, Section 23A generally limits transactions with affiliates of the Bank to 10% of the Bank's capital and surplus and generally limits all transactions with affiliates to 20% of the Bank's capital and surplus.

  Section 23B of the Federal Reserve Act requires that certain transactions between the Bank and any non-bank affiliate must be on substantially the same terms, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with, or involving, non-affiliated companies or, in the absence of comparable transactions, on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, non-affiliated companies. The aggregate amount of the Bank's loans to its officers, directors and principal shareholders (or their affiliates) is limited to the amount of its unimpaired capital and surplus, unless the FDIC determines that a lesser amount is appropriate.

  A violation of the restrictions of Section 23A or Section 23B of the Federal Reserve Act may result in the assessment of civil monetary penalties against the Bank, or a person participating in the conduct of the affairs of the Bank or the imposition of an order to cease and desist.

  Dividend Restrictions. Dividends paid by the Bank are expected to provide substantially all of the Company's cash flow. The approval of the OCC is required prior to the declaration of any dividend by the Bank if the total of all dividends declared by the Bank in any calendar year exceeds the total of its net profits of that year combined with the retained net profits for the preceding two years. In addition, the FDICIA provides that the Bank cannot pay a dividend if it will cause the Bank to be "undercapitalized," as discussed below.

  Examinations. The OCC periodically examines and evaluates national banks. Based upon such an evaluation, the examining regulator may revalue the assets of an insured institution and require that it establish specific reserves to compensate for the difference between the value determined by the regulator and the book value of such assets.

  Capital Adequacy. Federal regulations establish minimum requirements for the capital adequacy of depository institutions that are generally the same as those established for bank holding companies. See "--The Holding Company-- Capital Adequacy." Banks with capital ratios below the required minimum are subject to certain administrative actions, including the termination of deposit insurance and the appointment of a receiver, and may also be subject to significant operating restrictions pursuant to regulations promulgated under the FDICIA. See "--The Holding Company--Support of Banks."

  The following table sets forth the capital ratios of the Bank at March 31, 1998, and as adjusted to give effect to the Offering.

                                                     AT MARCH 31, 1998
                                            -----------------------------------
                                                   AS ADJUSTED FOR THE MINIMUM
RATIO                                       ACTUAL    OFFERING (1)     REQUIRED
-----                                       ------ ------------------- --------
Total capital to risk-weighted assets......  11.6%        13.9%          8.0%
Tier 1 capital to risk-weighted assets.....  10.3         12.7           4.0
Tier 1 leverage ratio......................   7.7          9.5           4.0

--------

(1) As adjusted to reflect the Offering (at an assumed public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom.

  Pursuant to the FDICIA, regulations have been adopted defining five capital levels: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Increasingly severe restrictions are placed on a depository institution as its capital level classification declines. An institution is critically undercapitalized if it has a tangible equity to total assets ratio less than or equal to 2%. An institution is adequately capitalized if it has a total risk-based capital ratio less than 10%, but greater than or equal to 8.0%, or a Tier 1 risk-based capital ratio less than 6%, but greater than or equal to 4% or a leverage ratio less than 5%, but greater than or equal to 4% (3% in certain circumstances). An institution is well capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Under these regulations, as of March 31, 1998, the Bank was well capitalized, which classification places no significant restrictions on the Bank's activities.

  Internal Operating Requirements. Federal regulations promote the safety and soundness of individual institutions by specifically addressing, among other things: (1) internal controls, information systems and internal audit systems;
(2) loan documentation; (3) credit underwriting; (4) interest rate exposure;
(5) asset growth; and (6) compensation and benefit standards for management officials.

  Real Estate Lending Evaluations. Federal regulators have adopted uniform standards for the evaluation of loans secured by real estate or made to finance improvements to real estate. The Bank is required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate for its size and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans, which are equal to or higher than the loan to value limitations established by the Company.

  Deposit Insurance Premiums. Under current regulations, FDIC-insured depository institutions that are members of the FDIC pay insurance premiums at rates based on their assessment risk classification, which is determined, in part, based on the institution's capital ratios and, in part, on factors that the FDIC deems relevant to determine the risk of loss to the FDIC. Assessment rates range from $0 to $0.27 per $100. The Bank currently does not pay an assessment rate on insured deposits. This classification for determination of assessment rate may be reviewed semi-annually.

  Restrictions on Loans to One Borrower. Under federal law, the aggregate amount of loans that may be made to one borrower by the Bank is generally limited to 15% of its unimpaired capital, surplus, undivided profits and allowance for loan and lease losses. The Bank seeks participations to accommodate borrowers whose financing needs exceed the Bank's lending limits.

  Monitoring of Year 2000 Compliance. Banking regulators monitor the year 2000 compliance of the Bank in the same manner as they do the compliance of the Company. See "--The Holding Company--Monitoring of Year 2000 Compliance."

CHANGING REGULATORY STRUCTURE

  Regulation of the activities of national and state banks and their holding companies imposes a heavy burden on the banking industry. The FRB, OCC and FDIC all have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. These agencies can assess civil monetary penalties, issue cease and desist or removal orders, seek injunctions and publicly disclose such actions. Moreover, the authority of these agencies has expanded in recent years, and the agencies have not yet fully tested the limits of their powers.

  The laws and regulations affecting banks and bank holding companies have changed significantly in recent years, and there is reason to expect that changes will continue in the future, although it is difficult to predict the outcome of these changes. From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. In particular, recently enacted and proposed legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of such legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized bank holding companies. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

MONETARY POLICY

  The Monetary policy of the FRB has a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the FRB to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits. FRB monetary policies have materially affected the operations of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth, as of March 31, 1998, certain information regarding beneficial ownership of the Common Stock by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all of the Company's directors, executive officers and key employees as a group. Unless otherwise indicated, the Company believes that the shareholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such owners.

                                                                  PERCENT OF
                                                                  OUTSTANDING
                                                                 COMMON STOCK
                                                               -----------------
                                              NUMBER OF SHARES
                                                BENEFICIALLY    BEFORE   AFTER
NAME OF BENEFICIAL OWNER(1)                       OWNED(2)     OFFERING OFFERING
---------------------------                   ---------------- -------- --------
Steven Bangert(3)...........................     1,023,183       20.2%    15.8%
Jonathan C. Lorenz(4).......................       142,200        2.8      2.2
Virginia K. Berkeley(5).....................        26,390          *        *
Richard M. Hall, Jr. .......................           --         --       --
Darrell J. Schulte(6).......................        11,310          *        *
Mark S. Kipnis..............................        82,403        1.6      1.3
Noel N. Rothman.............................       705,494       13.9     10.9
Howard R. Ross(7)...........................       958,320       18.9     14.8
Michael B. Burgamy(8).......................           --         --       --
Timothy J. Travis...........................        28,275          *        *
Edward W. Ross, as Trustee for the Edward W.
 Ross Revocable Trust(9)....................       325,935        6.4      5.0
All directors, executive officers and key
 employees as a group
 (16 persons)(2)............................     3,080,307       60.1     47.2

--------

 * Denotes less than 1%.

(1) Unless otherwise indicated, the address of each of the above-named shareholders is c/o Colorado Business Bankshares, Inc., 821 Seventeenth Street, Denver, Colorado 80202.
(2) Does not include shares of Common Stock that may be purchased in the Offering. If all 90,000 shares of Common Stock that have been reserved for sale to directors, executive officers and key employees are purchased by such persons, directors, executive officers and key employees of the Company will own approximately 50.1% of the Common Stock after the Offering. See "Underwriting."

(3) Includes 32,375 shares held jointly by Mr. Bangert and his wife and 105,981 shares held by Mr. Bangert's minor children.

(4) Includes 38,171 shares which may be issued upon the exercise of options exercisable within 60 days of March 31, 1998.

(5) Includes 14,137 shares which may be issued upon the exercise of options exercisable within 60 days of March 31, 1998.

(6) Includes 6,126 shares which may be issued upon the exercise of options exercisable within 60 days of March 31, 1998.

(7) Includes 28,275 shares held by Mr. Ross' wife. Does not include 36,588 shares held by Mr. Ross' adult daughter and his grandchildren.

(8) Does not include 56,550 shares held by certain trusts for the benefit of Mr. Burgamy's minor trust, for which Mr. Burgamy's father acts as trustee.

(9) The address of the Edward W. Ross Revocable Trust is c/o Edward W. Ross, 919 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, $.01 par value per share, issuable in series (the "Preferred Stock"). Prior to the Offering, there was no public market for the Common Stock. The Company has applied for the inclusion of the Common Stock on the Nasdaq National Market and meets the quantitative standards for listing thereunder. However, there can be no assurance that a market for the Common Stock will develop or, if developed, that it will be sustained. The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation (the "Articles") and Bylaws, copies of which are filed as exhibits to the registration statement of which this Prospectus forms a part.

COMMON STOCK

  As of March 31, 1998, 5,063,468 shares of Common Stock were outstanding and held of record by 85 persons. Each holder of Common Stock is entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote; shareholders may not cumulate votes for the election of directors. Subject to the preferences accorded to the holders of outstanding shares of the Preferred Stock, if any, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company has not paid cash dividends on its Common Stock since the Acquisition and does not intend to pay dividends in the foreseeable future. The ability of the Company to pay cash dividends in the future largely depends on the amount of cash dividends paid to it by the Bank. Capital distributions, including dividends, by the Bank are subject to federal and state regulatory restrictions tied to the Bank's earnings and capital. Upon the dissolution, liquidation or winding up of the Company, after payment of debts and expenses and payment of the liquidation preference, plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of shares of Common Stock have no preemptive, subscription, conversion or redemption rights and are not subject to further calls or assessments, or rights of redemption by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors has the authority, without approval of the shareholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

  To date, the Board of Directors has created only one series of Preferred Stock, 1,500 shares of Series A Preferred Stock, all of which are outstanding and held of record by one person. All such shares will be redeemed with a portion of the proceeds of the Offering. For a description of the terms and conditions of the Series A Preferred Stock, see Note 9 of Notes to Consolidated Financial Statements.

  One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult, or to discourage, any attempt to obtain control of the Company by means of a merger, tender offer, proxy contest of otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Articles grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders to, among other things, (i) vote separately as a class on any proposed merger or consolidation, (ii) cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) elect directors having terms of office or voting rights greater than those of other directors, (iv) convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

  In addition, certain other provisions of the Company's Articles that are described below, either alone, in combination with each other or with the existence of authorized by unissued capital stock of the Company, may have the effect of discouraging, or making more difficult, an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Articles and Bylaws provide for a classified board of directors. Three class I directors, Messrs. Lorenz and Kipnis, and Ms. Berkeley, are serving for an initial term expiring at the 1999 annual meeting. Three class II directors, Messrs. Bangert, Rothman and Travis, are serving for an initial term expiring at the 2000 annual meeting. Two class III directors, Messrs. Ross and Burgamy, are serving for an initial term expiring at the 2001 annual meeting. Subsequent terms will be for successive three-year periods.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Corporate Transfer, Inc.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement Dain Rauscher Wessels, a division of Dain Rauscher Incorporated (the "Underwriter"), has agreed to purchase from the Company 1,400,000 shares of Common Stock at the initial public offering price, less the Underwriting Discounts and Commissions, set forth on the cover page of this Prospectus.


  The Underwriting Agreement provides that the Underwriter's obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriter will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriter has informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

  The Company and the Underwriter have agreed that the Underwriter will purchase the shares of Common Stock offered hereby at an initial public
offering price of $    per share, less Underwriting Discounts and Commissions
of $    per share.

  Up to 90,000 shares of the Common Stock offered hereby have been reserved for sale to certain directors, executive officers and key employees of the Company who have expressed an interest in purchasing shares of Common Stock in the Offering and who will each sign a 180-day lock up agreement as described below (the "Selected Purchasers"). The Underwriting Discounts and Commissions
will be reduced to $   per share with respect to sales to the Selected
Purchasers.

  The Company has been advised by the Underwriter that it proposes initially to offer the Common Stock to the public at the Price to Public, and to certain
dealers at such price less a concession not in excess of $    per share. The
Underwriter may allow and such dealers may reallow a concession not in excess
of $    per share to certain other brokers and dealers. After the Offering, the Price to Public, the concession and reallowances to dealers and other selling terms may be changed by the Underwriter.

  The Company has granted to the Underwriter an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 210,000 additional shares of Common Stock to cover overallotments, if any, at the same price per share to be paid by the Underwriter for the other shares of Common Stock offered hereby.

  In connection with the Offering, the Company has agreed to sell to the Underwriter, for nominal consideration, a warrant to purchase 100,000 shares of Common Stock (the "Warrant"). The Warrant will be exercisable at a price
equal to 120% of the initial public offering price ($   per share). The
Warrant will be exercisable commencing one year from the date of this Prospectus and will remain exercisable for a period of four years after such date. The Warrant includes a net exercise provision pursuant to which the holder may convert the Warrant by, in effect, paying the exercise price using shares of Common Stock underlying such Warrant valued at the fair market value at the time of the conversion. For a period of one year after it is issued, the Warrant cannot be sold, transferred, assigned, pledged or hypothecated except to or among officers of the Underwriter and except for transfers by operation of law, by will or pursuant to the laws of descent and distribution. The Warrant contains anti-dilution provisions that adjust the exercise price and the number of shares issuable thereunder upon the occurrence of certain events, including, with certain exceptions, any stock dividend, stock split, stock combination, reorganization, reclassification, consolidation, merger, sale or similar transaction. The holders of the Warrant will have no voting, cash dividend or other rights as shareholders of the Company with respect to shares underlying the Warrant, unless the Warrant has been exercised. The Warrant grants to the holders thereof certain limited rights of registration of the Common Stock issuable upon exercise of such Warrant. Any profits realized by the Underwriter upon the sale of the Warrant or the securities issuable upon exercise thereof may be deemed to constitute additional underwriting compensation.

  The Company, its directors and executive officers, the Selected Purchasers and certain other shareholders, (who beneficially own an aggregate of 3,870,399 shares of the Common Stock outstanding before the Offering) have agreed with the Underwriter, for a period of 180 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock (other than issuances or grants of stock or options by the Company pursuant to the 1995 Plan, the 1997 Plan or the 1998
Plan), without the prior written consent of the Underwriter. See "Shares Eligible for Future Sale."

  Pursuant to the Underwriting Agreement entered into by the Company and the Underwriter in connection with the Offering, the Company has agreed to indemnify the Underwriter against certain liabilities that may be incurred in connection with the sale of the Common Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriter may be required to make with respect thereto.

  In connection with the Offering, the Underwriter may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover Underwriter short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock. Underwriter short positions involve the sale by the Underwriter of a greater number of shares of Common Stock than it is required to purchase from the Company in the Offering. The Underwriter may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the Underwriter if such shares of Common Stock are repurchased by the Underwriter in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  Prior to the Offering, there was no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Underwriter. Among other factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, the state of the Company's business operation, an assessment of the Company's management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will be equal to or greater than the initial public offering price.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 6,463,468 shares of Common Stock outstanding (excluding 349,764 shares issuable upon the exercise of outstanding options and the Warrant). The 1,400,000 shares of Common Stock sold in the Offering (plus any additional shares sold upon the Underwriter's exercise of its over-allotment option) will be freely transferable without restriction under the Securities Act, by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 5,063,468 shares of Common Stock held by existing shareholders are "restricted securities" within the meaning of Rule 144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144.

  In general, under Rule 144, as currently in effect, if at least one year has elapsed since shares of Common Stock that constitute restricted securities were last acquired from the Company or an affiliate of the Company, the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the total shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If at least two years have elapsed since the shares were last acquired from the Company or an affiliate, a person who has not been an affiliate of the Company at any time during the three months preceding the sale is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company.

  Approximately 293,264 shares of the Common Stock that constitute restricted securities within the meaning of Rule 144 will be eligible for sale immediately following the date of this Prospectus in reliance on Rule 144. An additional 899,805 of such shares will be eligible for sale in reliance on Rule 144 commencing 90 days after the date of this Prospectus. The Company, its directors and executive officers, the Selected Purchasers and certain other shareholders, who hold, in the aggregate, approximately 3,870,399 shares, have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock without the prior written consent of the Underwriter for a period of 180 days from the date of this Prospectus.

  The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there was no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market or the perception that such sales may occur could adversely affect the market price of the Common Stock offered hereby.

                            CHANGES IN ACCOUNTANTS

  In July 1996, Baird, Kurtz & Dobson purchased the Denver office of McGladrey & Pullen, LLP, which had previously acted as the Company's independent public accountants and thereby replaced McGladrey & Pullen, LLP as the Company's independent public accountants. The report of McGladrey & Pullen, LLP on the Company's financial statements as of and for the year ended December 31, 1995 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with McGladrey & Pullen, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements as of and for the year ended December 31, 1995. Prior to the purchase by Baird, Kurtz & Dobson of the McGladrey & Pullen, LLP office, the Company had not consulted with it regarding accounting principles.

  In July 1997, the Company's Board of Directors replaced Baird, Kurtz & Dobson with Deloitte & Touche LLP as the Company's independent public auditors. The report of Baird, Kurtz & Dobson on the Company's financial statements as of and for the year ended December 31, 1996 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Baird, Kurtz & Dobson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements as of and for the year ended December 31, 1996. Prior to retaining Deloitte & Touche LLP, the Company had not consulted with it regarding accounting principles.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Denver, Colorado. Sherman & Howard L.L.C., Denver, Colorado, is acting as counsel for the Underwriter in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of and for the year ended December 31, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The Consolidated Financial Statements of the Company as of and for the year ended December 31, 1996 included in this Prospectus have been audited by Baird, Kurtz & Dobson, independent accountants, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The Consolidated Financial Statements of the Company for the year ended December 31, 1995 included in this Prospectus have been audited by McGladrey & Pullen, LLP, independent accountants, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                               OTHER INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http:// www.sec.gov. Statements contained herein concerning the provisions of any document are not necessarily complete (although the Company believes that such statements disclose all elements of such documents material to an investment decision in the Common Stock offered hereby) and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement.

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                    ------------
INDEPENDENT AUDITORS' REPORTS...................................... F-1, 2 and 3
CONSOLIDATED FINANCIAL STATEMENTS:
  Statements of Condition..........................................          F-4
  Statements of Income.............................................          F-5
  Statements of Shareholders' Equity...............................          F-6
  Statements of Cash Flows.........................................          F-7
  Notes to Consolidated Financial Statements.......................          F-8

                                     F

                         INDEPENDENT AUDITORS' REPORT

Colorado Business Bankshares, Inc.
Denver, Colorado

  We have audited the accompanying consolidated statement of condition of Colorado Business Bankshares, Inc. and subsidiaries (the Company) as of December 31, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the 1997 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

April 3, 1998 (May 20, 1998 as to Note 13)
Denver, Colorado

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders
Colorado Business Bankshares, Inc.
Denver, Colorado

  We have audited the accompanying consolidated statement of condition of Colorado Business Bankshares, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colorado Business Bankshares, Inc. and subsidiaries as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          BAIRD, KURTZ & DOBSON

Denver, Colorado

January 24, 1997, except for Note 13 as to which the date is May 20, 1998

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Colorado Business Bankshares, Inc.
Denver, Colorado

  We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Colorado Business Bankshares, Inc. and subsidiaries for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Colorado Business Bankshares, Inc. and subsidiaries for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          McGLADREY & PULLEN, LLP

Denver, Colorado

January 12, 1996 (May 20, 1998 as to the effects of the stock split described in Note 13)

                       COLORADO BUSINESS BANKSHARES, INC.

                      CONSOLIDATED STATEMENTS OF CONDITION
             MARCH 31, 1998 (UNAUDITED), DECEMBER 31, 1997 AND 1996

                                                              DECEMBER 31,
                                           MARCH 31,   -------------------------
                                              1998         1997         1996
                                          ------------ ------------ ------------
                                          (UNAUDITED)
                 ASSETS
Cash and due from banks.................  $ 21,027,000 $ 15,075,000 $ 10,672,000
Federal funds sold......................     1,500,000   12,700,000          --
                                          ------------ ------------ ------------
 Total cash and cash equivalents........    22,527,000   27,775,000   10,672,000
                                          ------------ ------------ ------------
Investment securities available for sale
 (cost of $41,456,000 (unaudited),
 $41,456,000 and $29,314,000,
 respectively)..........................    41,699,000   41,630,000   29,457,000
Investment securities held to maturity
 (fair value of $13,387,000 (unaudited)
 $15,189,000 and $27,142,000,
 respectively)..........................    13,166,000   14,931,000   26,895,000
Other investments.......................     2,220,000    2,223,000    1,219,000
                                          ------------ ------------ ------------
 Total investments......................    57,085,000   58,784,000   57,571,000
                                          ------------ ------------ ------------
Loans and leases, net...................   179,211,000  164,091,000  110,748,000
Excess of cost over fair value of net
 assets acquired, net...................     5,007,000    5,116,000    5,550,000
Investment in operating leases..........     3,851,000    3,297,000    2,076,000
Premises and equipment, net.............     2,083,000    1,266,000    1,474,000
Accrued interest receivable.............     1,245,000    1,331,000    1,114,000
Real estate acquired through
 foreclosure, net.......................           --           --       109,000
Deferred income taxes...................       882,000      777,000      448,000
Other...................................     1,025,000    1,622,000      883,000
                                          ------------ ------------ ------------
TOTAL ASSETS............................  $272,916,000 $264,059,000 $190,645,000
                                          ============ ============ ============
  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
 Demand.................................  $ 65,792,000 $ 69,069,000 $ 48,741,000
 NOW and money market...................    79,546,000   75,164,000   63,276,000
 Savings................................     6,191,000    5,971,000    5,839,000
 Certificates of deposit................    69,066,000   70,854,000   37,454,000
                                          ------------ ------------ ------------
 Total deposits.........................   220,595,000  221,058,000  155,310,000
Federal funds purchased.................     5,000,000          --     6,226,000
Securities sold under agreements to
 repurchase.............................    16,085,000   13,024,000    3,422,000
Advances from the Federal Home Loan
 Bank...................................     3,260,000    3,260,000    4,400,000
Note payable............................     7,500,000    7,500,000   10,000,000
Accrued interest and other liabilities..     2,061,000    1,792,000    1,098,000
                                          ------------ ------------ ------------
 Total liabilities......................   254,501,000  246,634,000  180,456,000
MINORITY INTEREST
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
 Cumulative preferred, $.01 par value;
  2,000,000 shares authorized; 1,500
  issued and outstanding, $1,000
  liquidation preference................     1,500,000    1,500,000          --
 Common, $.01 par value; 25,000,000
  shares authorized; 5,063,468
  (unaudited), 4,874,968 and 3,771,885
  issued and outstanding, respectively..        51,000       49,000       38,000
 Additional paid-in capital.............    12,331,000   11,933,000    7,965,000
 Retained earnings......................     4,380,000    3,833,000    2,096,000
 Net unrealized appreciation on
  available for sale securities, net of
  income tax of $91,000 (unaudited),
  $65,000 and $53,000, respectively.....       153,000      110,000       90,000
                                          ------------ ------------ ------------
 Total shareholders' equity.............    18,415,000   17,425,000   10,189,000
                                          ------------ ------------ ------------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY.................................  $272,916,000 $264,059,000 $190,645,000
                                          ============ ============ ============

                See notes to consolidated financial statements.

                       COLORADO BUSINESS BANKSHARES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
         THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED) AND FOR
                THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                           THREE MONTHS ENDED
                                MARCH 31,            YEARS ENDED DECEMBER 31,
                          --------------------- ----------------------------------
                             1998       1997       1997        1996        1995
                          ---------- ---------- ----------- ----------- ----------
                               (UNAUDITED)
INTEREST INCOME:
  Interest and fees on
   loans and leases.....  $4,368,000 $2,972,000 $14,171,000 $10,117,000 $8,217,000
  Interest on
   investments..........   1,009,000    921,000   3,976,000   3,594,000  3,014,000
                          ---------- ---------- ----------- ----------- ----------
    Total interest
     income.............   5,377,000  3,893,000  18,147,000  13,711,000 11,231,000
INTEREST EXPENSE:
  Interest on deposits..   1,657,000  1,137,000   5,253,000   3,995,000  3,357,000
  Interest on short-term
   borrowings...........     202,000    218,000   1,031,000     445,000     93,000
  Interest on note
   payable..............     159,000    206,000     732,000     883,000    950,000
                          ---------- ---------- ----------- ----------- ----------
    Total interest
     expense............   2,018,000  1,561,000   7,016,000   5,323,000  4,400,000
NET INTEREST INCOME
 BEFORE PROVISION FOR
 LOAN AND LEASE LOSSES..   3,359,000  2,332,000  11,131,000   8,388,000  6,831,000
PROVISION FOR LOAN AND
 LEASE LOSSES...........     351,000    146,000     949,000     493,000    242,000
                          ---------- ---------- ----------- ----------- ----------
NET INTEREST INCOME
 AFTER PROVISION FOR
 LOAN AND LEASE LOSSES..   3,008,000  2,186,000  10,182,000   7,895,000  6,589,000
                          ---------- ---------- ----------- ----------- ----------
OTHER INCOME:
  Service charges.......     228,000    203,000     830,000     804,000    724,000
  Operating lease
   income...............     706,000    308,000   1,334,000     261,000        --
  Other income..........      71,000    224,000   1,139,000     729,000    467,000
                          ---------- ---------- ----------- ----------- ----------
    Total other income..   1,005,000    735,000   3,303,000   1,794,000  1,191,000
                          ---------- ---------- ----------- ----------- ----------
OTHER EXPENSE:
Salaries and employee
 benefits...............   1,579,000  1,298,000   5,339,000   4,364,000  3,466,000
Occupancy expenses,
 premises and
 equipment..............     344,000    277,000   1,202,000   1,018,000    716,000
Depreciation on leases..     468,000    274,000   1,168,000     247,000        --
Amortization of
 intangibles............     109,000    134,000     501,000     639,000    697,000
Other...................     515,000    463,000   2,177,000   1,559,000  1,753,000
                          ---------- ---------- ----------- ----------- ----------
    Total other
     expenses...........   3,015,000  2,446,000  10,387,000   7,827,000  6,632,000
                          ---------- ---------- ----------- ----------- ----------
INCOME BEFORE INCOME
 TAXES..................     998,000    475,000   3,098,000   1,862,000  1,148,000
PROVISION FOR INCOME
 TAXES..................     411,000    203,000   1,245,000     762,000    432,000
                          ---------- ---------- ----------- ----------- ----------
NET INCOME..............  $  587,000 $  272,000 $ 1,853,000 $ 1,100,000 $  716,000
                          ========== ========== =========== =========== ==========
EARNINGS PER SHARE:
  Basic.................  $     0.11 $     0.07 $      0.37 $      0.29 $     0.19
                          ========== ========== =========== =========== ==========
  Diluted...............  $     0.10 $     0.07 $      0.36 $      0.29 $     0.19
                          ========== ========== =========== =========== ==========

                See notes to consolidated financial statements.

                       COLORADO BUSINESS BANKSHARES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) AND FOR
                THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                                  NET
                                                                                               UNREALIZED
                            COMMON STOCK                   PREFERRED STOCK                    APPRECIATION
                          ------------------ ADDITIONAL   -----------------                   ON AVAILABLE
                           SHARES              PAID-IN    SHARES                                FOR SALE
                           ISSUED    AMOUNT    CAPITAL    ISSUED   AMOUNT   RETAINED EARNINGS  SECURITIES     TOTAL
                          ---------  ------- -----------  ------ ---------- ----------------- ------------ -----------
BALANCE, JANUARY 1,
 1995...................  3,774,241  $38,000 $ 7,971,000    --   $      --     $  280,000       $    --    $ 8,289,000
REDEMPTION OF COMMON
 STOCK..................     (2,356)     --       (6,000)   --          --            --             --         (6,000)
NET CHANGE IN UNREALIZED
 APPRECIATION ON
 AVAILABLE FOR SALE
 SECURITIES, net of
 income taxes of
 $40,000................        --       --          --     --          --            --          68,000        68,000
NET INCOME..............        --       --          --     --          --        716,000            --        716,000
                          ---------  ------- -----------  -----  ----------    ----------       --------   -----------
BALANCE, DECEMBER 31,
 1995...................  3,771,885   38,000   7,965,000    --          --        996,000         68,000     9,067,000
NET CHANGE IN UNREALIZED
 APPRECIATION ON
 AVAILABLE FOR SALE
 SECURITIES, net of
 income taxes of
 $13,000................        --       --          --     --          --            --          22,000        22,000
NET INCOME..............        --       --          --     --          --      1,100,000            --      1,100,000
                          ---------  ------- -----------  -----  ----------    ----------       --------   -----------
BALANCE, DECEMBER 31,
 1996...................  3,771,885   38,000   7,965,000    --          --      2,096,000         90,000    10,189,000
ISSUANCE OF COMMON
 STOCK..................  1,102,725   11,000   3,967,000    --          --            --             --      3,978,000
ISSUANCE OF PREFERRED
 STOCK..................        --       --          --   1,500   1,500,000           --             --      1,500,000
OPTIONS EXERCISED.......        358      --        1,000    --          --            --             --          1,000
DIVIDENDS PAID--
 PREFERRED ($77.33 per
 share).................        --       --          --     --          --       (116,000)           --       (116,000)
NET CHANGE IN UNREALIZED
 APPRECIATION ON
 AVAILABLE FOR SALE
 SECURITIES, net of
 income taxes of
 $12,000................        --       --          --     --          --            --          20,000        20,000
NET INCOME..............        --       --          --     --          --      1,853,000            --      1,853,000
                          ---------  ------- -----------  -----  ----------    ----------       --------   -----------
BALANCE, DECEMBER 31,
 1997...................  4,874,968   49,000  11,933,000  1,500   1,500,000     3,833,000        110,000    17,425,000
OPTIONS EXERCISED
 (Unaudited)............    188,500    2,000     398,000    --          --            --             --        400,000
DIVIDENDS PAID--
 PREFERRED ($77.33 per
 share) (Unaudited).....        --       --          --     --          --        (40,000)           --        (40,000)
NET CHANGE IN UNREALIZED
 APPRECIATION ON
 AVAILABLE FOR SALE
 SECURITIES, net of
 income taxes of $26,000
 (Unaudited)............        --       --          --     --          --            --          43,000        43,000
NET INCOME (Unaudited)..        --       --          --     --          --        587,000            --        587,000
                          ---------  ------- -----------  -----  ----------    ----------       --------   -----------
BALANCE, MARCH 31, 1998
 (Unaudited)............  5,063,468  $51,000 $12,331,000  1,500  $1,500,000    $4,380,000       $153,000   $18,415,000
                          =========  ======= ===========  =====  ==========    ==========       ========   ===========

                See notes to consolidated financial statements.

                       COLORADO BUSINESS BANKSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
         THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED) AND FOR
                THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                             THREE MONTHS ENDED
                                  MARCH 31,                  YEARS ENDED DECEMBER 31,
                          --------------------------  ----------------------------------------
                              1998          1997          1997          1996          1995
                          ------------  ------------  ------------  ------------  ------------
                                 (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net income..............  $    587,000  $    272,000  $  1,853,000  $  1,100,000  $    716,000
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Net amortization
  (accretion) on
  securities............        61,000      (100,000)     (988,000)     (116,000)     (104,000)
 Depreciation and
  amortization..........       713,000       542,000     2,141,000     1,247,000       828,000
 Provision for loan and
  lease losses..........       351,000       146,000       949,000       493,000       242,000
 Deferred income taxes..      (107,000)      (97,000)     (341,000)     (184,000)     (237,000)
 Gain on sale of
  premises and
  equipment.............           --            --            --         (1,000)       (5,000)
 Gain on sale of real
  estate acquired
  through foreclosure...           --            --            --        (79,000)      (20,000)
Changes in:
 Accrued interest
  receivable............        86,000       (22,000)     (217,000)      (34,000)      (30,000)
 Other assets...........       105,000      (609,000)   (1,962,000)     (270,000)     (272,000)
 Accrued interest and
  other liabilities.....       269,000       171,000       694,000      (163,000)      634,000
                          ------------  ------------  ------------  ------------  ------------
 Net cash provided by
  operating activities..     2,065,000       303,000     2,129,000     1,993,000     1,752,000
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchase of held to
  maturity securities...           --     (1,980,000)   (2,024,000)  (13,261,000)  (18,365,000)
 Purchase of available
  for sale securities...    (2,970,000)  (10,695,000)  (25,809,000)   (8,444,000)  (24,343,000)
 Proceeds from
  maturities of held to
  maturity securities...     1,611,000     1,425,000    13,966,000     8,570,000    36,789,000
 Proceeds from
  maturities and sale of
  available for sale
  securities............     3,066,000     6,380,000    13,662,000     6,708,000     2,046,000
 Loan originations and
  repayments, net.......   (16,025,000)  (10,138,000)  (55,513,000)  (24,040,000)  (16,997,000)
 Proceeds from sale of
  real estate acquired
  through foreclosure...           --            --        109,000       389,000        70,000
 Purchase of premises
  and equipment.........      (954,000)     (147,000)     (370,000)   (2,615,000)   (1,136,000)
 Proceeds from sale of
  premises and
  equipment.............         1,000           --        106,000         1,000        22,000
                          ------------  ------------  ------------  ------------  ------------
 Net cash used in
  investing activities..   (15,271,000)  (15,155,000)  (55,873,000)  (32,692,000)  (21,914,000)
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Net increase in demand,
  NOW, money market, and
  savings account.......  $  1,325,000  $  2,271,000  $ 32,348,000  $ 12,944,000  $  4,118,000
 Net (decrease) increase
  in certificates of
  deposit...............    (1,788,000)   12,068,000    33,400,000     4,853,000     8,905,000
 Net (decrease) increase
  in federal funds
  purchased.............     5,000,000    (3,226,000)   (6,226,000)    6,226,000           --
 Net increase in
  securities sold under
  agreements to
  repurchase............     3,061,000     1,707,000     9,602,000     1,341,000     2,081,000
 Advances from the
  Federal Home Loan
  Bank..................           --            --     (1,140,000)    4,400,000           --
 Payment on notes
  payable...............           --       (250,000)   (1,000,000)     (500,000)          --
 Proceeds from issuance
  of common stock.......                   3,978,000     3,978,000           --            --
 Dividends paid on
  preferred stock.......       (40,000)          --       (116,000)          --            --
 Proceeds from options
  exercised.............       400,000           --          1,000           --            --
 Redemption of stock....           --            --            --            --         (6,000)
                          ------------  ------------  ------------  ------------  ------------
 Net cash provided by
  financing activities..     7,958,000    16,548,000    70,847,000    29,264,000    15,098,000
                          ------------  ------------  ------------  ------------  ------------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............    (5,248,000)    1,696,000    17,103,000    (1,435,000)   (5,064,000)
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD..............    27,775,000    10,672,000    10,672,000    12,107,000    17,171,000
                          ------------  ------------  ------------  ------------  ------------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD.................  $ 22,527,000  $ 12,368,000  $ 27,775,000  $ 10,672,000  $ 12,107,000
                          ============  ============  ============  ============  ============
SUPPLEMENTAL DISCLOSURES
 OF CASH INFORMATION:
Cash paid during the
 period for:
 Interest...............  $  2,100,000  $  1,509,000  $  6,910,000  $  5,241,000  $  4,344,000
                          ============  ============  ============  ============  ============
 Income taxes...........  $    147,000  $        --   $  1,455,000  $    874,000  $    659,000
                          ============  ============  ============  ============  ============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  During the year ended December 31, 1997, the Company issued preferred stock of $1,500,000 in consideration for repayment of notes payable.

                See notes to consolidated financial statements.

                      COLORADO BUSINESS BANKSHARES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED) AND FOR
               THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Insofar as these consolidated financial statements and notes relate to March 31, 1998 and for the three month periods ended March 31, 1998 and 1997, they are unaudited. In the opinion of management, such unaudited consolidated financial statements and notes thereto reflect all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of consolidated financial position, results of operations and cash flows for such periods. The consolidated results of operations for the three months ended March 31, 1998 are not necessarily indicative of the consolidated results of operations that may be expected for the year ending December 31, 1998.

1. SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting practices of Colorado Business Bankshares, Inc. ("Parent"), its wholly-owned subsidiary, the Colorado Business Bank, N.A. ("Bank"), and its 80% owned equipment leasing subsidiary, Colorado Business Leasing, Inc. ("Leasing"), collectively referred to as the "Company," conform to generally accepted accounting principles and prevailing practices within the banking industry.

  The Bank, formerly operating under two separate charters, is a full-service, commercial banking institution with five locations in the Denver metropolitan area. Leasing provides equipment leasing primarily to middle-market companies. In preparing its financial statements, management of the Company is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan and lease losses, the valuation of real estate acquired through foreclosures or in satisfaction of loans, lease residuals and valuation of property under operating leases. The following is a summary of the Company's significant accounting and reporting policies.

  Consolidation--The consolidated financial statements include the accounts of the Parent, the Bank and Leasing. All significant intercompany balances and transactions have been eliminated. Losses attributable to minority shareholders of Leasing have exceeded their capital contribution.

  Cash and Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1997 and 1996, cash equivalents consisted of federal funds sold.

  Investments--The Company classifies its investment securities as held to maturity, available for sale, or trading according to management's intent. As of December 31, 1997 and 1996, the Company has no trading securities.

    a. Investment Securities Held to Maturity--Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts.

    b. Investment Securities Available for Sale--Available for sale securities consist of bonds, notes, and debentures not classified as held-to-maturity securities. Unrealized holding gains and losses, net of tax are reported as a net amount in a separate component of shareholders' equity until realized.

  Premiums and discounts are recognized in interest income using the level-yield method over the period to maturity. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are recorded as write-downs of the individual securities to their fair value and

                      COLORADO BUSINESS BANKSHARES, INC.

the related write-downs are included in earnings as realized losses. Gains and losses on disposal of securities are determined using the specific-identification method.

  Other investments, including primarily Federal Home Loan Bank and Federal Reserve Bank stock, are accounted for under the cost method.

  Loans and Leases--Loan and leases that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan and lease losses, deferred fees or costs on originated loans and leases, and unamortized premiums or discounts on purchased loans. Loan fees and certain costs of originating loans and leases are being deferred and the net amount is amortized over the contractual life of the related loans and leases. Interest is accrued and credited to income daily based on the principal balance outstanding. The accrual of interest income is generally discontinued when a loan or lease becomes 90 days past due as to principal and interest. When a loan is designated as nonaccrual, the current period's accrued interest receivable is charged against current earnings while any portions applicable to prior periods are charged against the allowance for loan and lease losses. Interest payments received on nonaccrual loans are applied to the principal balance of the loan. Management may elect to continue the accrual of interest when the loan is in the process of collection and the realizable value of collateral is sufficient to cover the principal balance and accrued interest.

  Net Investment in Direct Financing Leases--The Company has entered into various lease agreements which are accounted for as direct financing leases, in accordance with Statement of Financial Accounting Standards No. 13.

  Under this method, the present value of the future lease payments, the present value of the unguaranteed residual and initial direct costs are recorded as assets, which are equal to the fair value of the equipment leased. In each period, initial direct costs are amortized and interest income, which is included in income from direct financing leases, is recognized as a constant percentage return on the net investment in the lease.

  Residual values are established at lease inception equal to the estimated value, as determined by the Company, to be received from the equipment following termination of the initial lease. In estimating such values, the Company considers all relevant information and circumstances regarding the equipment and the lessee. Any permanent reduction in the estimated residual value of lease property is charged to operations in the period it occurs.

  Allowance for Loan and Lease Losses--The allowance for loan and lease losses is based primarily on management's estimate of probable losses, as determined by analysis of the loan and lease portfolio and historical experience as adjusted for other factors which, in management's judgment, deserve current recognition in estimating probable loan and lease losses. Loans and leases deemed uncollectible are charged to the allowance. Recoveries on loans and leases previously charged-off are added to the allowance.

  A loan is considered impaired when it is probable that the Company will not receive all amounts due according to the contractual terms of the loan. This includes loans that are nonaccrual loans and certain other loans classified by management. Interest is recognized for nonaccrual loans only upon receipt and only after all principal amounts are current according to the terms of the contract.

  Excess of Cost Over Fair Value of Net Assets Acquired--Excess of cost over fair value of net assets acquired is amortized by the straight-line method over 15 years. The Company periodically reviews such asset for impairment.

                      COLORADO BUSINESS BANKSHARES, INC.

  Investment in Operating Leases--The Company has entered into various equipment leases accounted for as operating leases in accordance with Statement of Financial Accounting Standards No. 13. The equipment, which is reported as investment in operating leases, is depreciated over the estimated useful life or lease term, if shorter.

  Premises and Equipment--Premises and equipment are stated at cost less accumulated depreciation and amortization, which is calculated by the straight-line method over the estimated useful lives of the respective assets as follows:

      Office buildings........................................... 20 to 40 years
      Furniture, fixtures and equipment..........................  3 to 10 years

  Leasehold improvements are capitalized and amortized using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

  Real Estate Acquired through Foreclosure--Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management periodically evaluates the value of foreclosed assets held for sale and increases the valuation allowance for any subsequent declines in fair value less selling costs. Subsequent declines in value are charged to operations.

  Income Taxes--A deferred income tax liability or asset is recognized for temporary differences which exist in the recognition of certain income and expense items for financial statement reporting purposes in periods different than for tax reporting purposes. The provision for income taxes is based on the amount of current and deferred income taxes payable or refundable at the date of the financial statements as measured by the provisions of current tax laws.

  Earnings Per Share--Basic earnings per share is based on net income divided by the weighted average number of common shares outstanding during the period. The weighted average number of shares outstanding used to compute diluted earnings per share include the number of additional common shares that would be outstanding if the potential dilutive common shares and common share equivalents had been issued at the beginning of the year.

  Recent Accounting Pronouncements--In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that a company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company adopted this statement in the first quarter of 1998. Comprehensive income components, including unrealized gains and losses on available for sale securities, are not material.

  In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a

                       COLORADO BUSINESS BANKSHARES, INC.

measure of segment profit or loss, certain specific revenue and expense items, and segment assets. This statement will be adopted for the year ended December 31, 1998 and will not have a material affect on the Company's disclosures.

2. INVESTMENTS

  The amortized cost and estimated fair values of investment securities are summarized as follows:

                                                 GROSS      GROSS     ESTIMATED
                                    AMORTIZED  UNREALIZED UNREALIZED    FAIR
   MARCH 31, 1998 (UNAUDITED)         COST       GAINS      LOSSES      VALUE
   --------------------------      ----------- ---------- ---------- -----------
   Available for sale securities:
     Mortgage-backed securities... $37,457,000  $247,000   $ 3,000   $37,701,000
     U.S. treasury................     999,000     2,000       --      1,001,000
     U.S. government agencies.....   3,000,000       --      3,000     2,997,000
                                   -----------  --------   -------   -----------
                                   $41,456,000  $249,000   $ 6,000   $41,699,000
                                   ===========  ========   =======   ===========
   Held to maturity securities:
     U.S. government agencies..... $ 1,433,000  $    --    $17,000   $ 1,416,000
     Mortgage-backed securities...   9,517,000   200,000       --      9,717,000
     Obligations of states and
      political subdivisions......   1,199,000    40,000       --      1,239,000
     U.S. treasury................   1,017,000       --      2,000     1,015,000
                                   -----------  --------   -------   -----------
                                   $13,166,000  $240,000   $19,000   $13,387,000
                                   ===========  ========   =======   ===========
                                                 GROSS      GROSS     ESTIMATED
                                    AMORTIZED  UNREALIZED UNREALIZED    FAIR
   DECEMBER 31, 1997                  COST       GAINS      LOSSES      VALUE
   -----------------               ----------- ---------- ---------- -----------
   Available for sale securities:
     Mortgage-backed securities... $36,957,000  $185,000   $ 1,000   $37,141,000
     U.S. treasury................   1,499,000       --      1,000     1,498,000
     U.S. government agencies.....   3,000,000       --      9,000     2,991,000
                                   -----------  --------   -------   -----------
                                   $41,456,000  $185,000   $11,000   $41,630,000
                                   ===========  ========   =======   ===========
   Held to maturity securities:
     U.S. government agencies..... $ 1,500,000  $    --    $ 3,000   $ 1,497,000
     Mortgage-backed securities...  11,213,000   239,000    23,000    11,429,000
     Obligations of states and
      political subdivisions......   1,198,000    50,000       --      1,248,000
     U.S. treasury................   1,020,000       --      5,000     1,015,000
                                   -----------  --------   -------   -----------
                                   $14,931,000  $289,000   $31,000   $15,189,000
                                   ===========  ========   =======   ===========

                      COLORADO BUSINESS BANKSHARES, INC.

                                               GROSS      GROSS     ESTIMATED
                                  AMORTIZED  UNREALIZED UNREALIZED    FAIR
   DECEMBER 31, 1996                COST       GAINS      LOSSES      VALUE
   -----------------             ----------- ---------- ---------- -----------
   Available for sale
    securities:
     Mortgage-backed
      securities................ $22,811,000  $238,000   $ 76,000  $22,973,000
     U.S. treasury..............   3,500,000     8,000        --     3,508,000
     U.S. government agencies
      and corporations..........   3,003,000       --      27,000    2,976,000
                                 -----------  --------   --------  -----------
                                 $29,314,000  $246,000   $103,000  $29,457,000
                                 ===========  ========   ========  ===========
   Held to maturity securities:
     U.S. government agencies
      and corporations.......... $ 7,804,000  $  2,000   $  7,000  $ 7,799,000
     Mortgage-backed
      securities................  15,638,000   256,000     27,000   15,867,000
     Obligations of states and
      political subdivisions....   1,919,000    40,000      4,000    1,955,000
     U.S. treasury..............   1,534,000     1,000     14,000    1,521,000
                                 -----------  --------   --------  -----------
                                 $26,895,000  $299,000   $ 52,000  $27,142,000
                                 ===========  ========   ========  ===========

  The amortized cost and estimated fair value of investments in debt securities at March 31, 1998 and December 31, 1997 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                   AVAILABLE FOR SALE       HELD TO MATURITY
                                 ----------------------- -----------------------
                                              ESTIMATED               ESTIMATED
                                  AMORTIZED     FAIR      AMORTIZED     FAIR
   MARCH 31, 1998 (UNAUDITED)       COST        VALUE       COST        VALUE
   --------------------------    ----------- ----------- ----------- -----------
   Due in one year or less.....  $ 3,000,000 $ 2,997,000 $ 1,210,000 $ 1,210,000
   Due after one year through
    five years.................      999,000   1,001,000   1,995,000   2,030,000
   Due after five years through
    ten years..................          --          --      444,000     430,000
   Mortgage-backed securities..   37,457,000  37,701,000   9,517,000   9,717,000
                                 ----------- ----------- ----------- -----------
                                 $41,456,000 $41,699,000 $13,166,000 $13,387,000
                                 =========== =========== =========== ===========
                                   AVAILABLE FOR SALE       HELD TO MATURITY
                                 ----------------------- -----------------------
                                              ESTIMATED               ESTIMATED
                                  AMORTIZED     FAIR      AMORTIZED     FAIR
   DECEMBER 31, 1997                COST        VALUE       COST        VALUE
   -----------------             ----------- ----------- ----------- -----------
   Due in one year or less.....  $   500,000 $   500,000 $   210,000 $   214,000
   Due after one year through
    five years.................    3,999,000   3,989,000   3,498,000   3,536,000
   Due after five years through
    ten years..................          --          --       10,000      10,000
   Mortgage-backed securities..   36,957,000  37,141,000  11,213,000  11,429,000
                                 ----------- ----------- ----------- -----------
                                 $41,456,000 $41,630,000 $14,931,000 $15,189,000
                                 =========== =========== =========== ===========

  During the years ended December 31, 1997, 1996 and 1995, there were no sales of held to maturity securities. Proceeds from sales of available for sale securities totaled $9,155,000, $0 and $2,046,000, respectively during the years ended December 31, 1997, 1996 and 1995. The related gross realized gains were $82,000, $0 and $20,000, respectively.

  Investment securities with an approximate fair value of $10,793,000 and $13,221,000 were pledged to secure public deposits of $8,976,000 and $9,677,000 at December 31, 1997 and 1996, respectively.

                      COLORADO BUSINESS BANKSHARES, INC.

  Obligations of states and political subdivisions at December 31, 1997 and 1996 do not include any single issuer for which the aggregate carrying amount exceeds 10% of the Company's shareholders' equity.

  Other investments at December 31, 1997 consists primarily of Federal Home Loan Bank stock (carrying value of $1,399,000), and Federal Reserve Bank stock (carrying value of $613,000). In addition, the Bank had a $150,000 investment in a trust company which was partially liquidated in March 1998 at cost, and $93,000 in an investment partnership being accounted for on the cost method. The Bank has committed to investing up to $500,000 in the partnership. Certain shareholders and directors have also invested and received consulting fees from the partnership.

3. LOANS AND LEASES

  Categories of loans and leases, net of deferred fees include:

                                                           DECEMBER 31,
                                         MARCH 31,   -------------------------
                                            1998         1997         1996
                                        ------------ ------------ ------------
                                        (UNAUDITED)
   Commercial.......................... $ 81,325,000 $ 78,152,000 $ 58,727,000
   Real estate--mortgage...............   44,888,000   40,262,000   24,491,000
   Real estate--construction...........   33,350,000   27,786,000   19,119,000
   Consumer............................   13,110,000   11,732,000    8,266,000
   Direct financing leases, net........    9,168,000    8,407,000    1,805,000
                                        ------------ ------------ ------------
                                         181,841,000  166,339,000  112,408,000
   Less: Allowance for loan and lease
    loss...............................    2,630,000    2,248,000    1,660,000
                                        ------------ ------------ ------------
                                        $179,211,000 $164,091,000 $110,748,000
                                        ============ ============ ============

  The majority of the Company's lending and leasing activities are with customers located in the Denver metropolitan area.

  In the ordinary course of business, the Company makes various direct and indirect loans to officers and directors of the Company and its subsidiaries at competitive rates. Activity with respect to officer and director loans is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                         1997          1996
                                                     ------------  ------------
   Balance, beginning of period..................... $  2,201,000  $  1,717,000
   New loans........................................    4,867,000     2,709,000
   Principal paydowns and payoffs...................   (4,929,000)   (2,225,000)
                                                     ------------  ------------
   Balance, end of period........................... $  2,139,000  $  2,201,000
                                                     ============  ============

  The recorded investment in loans that are considered to be impaired under SFAS No. 114 as amended by SFAS No. 118, was $811,000 and $582,000 at December 31, 1997 and 1996, respectively (all of which have a related allowance for loan and lease loss). The related allowance for loan and lease losses were $324,000 and $164,000 at December 31, 1997, and 1996, respectively. Interest of $33,000, $117,000 and $147,000 was recognized on average impaired loans of $697,000, $1,105,000, $1,630,000, during the years ended December 31, 1997,
1996 and 1995, respectively. The gross interest income that would have been recorded if the loans had been current in accordance with the original terms is insignificant for the years ended December 31, 1997, 1996 and 1995.

                    COLORADO BUSINESS BANKSHARES, INC.

  The Company sells participations in loans to an entity controlled by the Chairman of the Board of Directors and a member of the Board of Directors at December 31, 1997. The amount of participations outstanding with the affiliate were $2,753,000.

  Transactions in the allowance for loan and lease loss are summarized as follows:

                             THREE MONTHS ENDED     YEARS ENDED DECEMBER 31,
                                 MARCH 31,      ----------------------------------
                                    1998           1997        1996        1995
                             ------------------ ----------  ----------  ----------
                                (UNAUDITED)
   Balance, beginning of
    period.................      $2,248,000     $1,660,000  $1,392,000  $1,181,000
   Provision for loan and
    lease losses...........         351,000        949,000     493,000     242,000
                                 ----------     ----------  ----------  ----------
                                  2,599,000      2,609,000   1,885,000   1,423,000
   Losses charged off
    (recovered), net of
    recoveries of $50,000
    (unaudited) for March
    1998, $33,000 for
    December 1997, $103,000
    for December 1996 and
    $14,000 for December
    1995...................          31,000       (361,000)   (225,000)    (31,000)
                                 ----------     ----------  ----------  ----------
   Balance, end of period..      $2,630,000     $2,248,000  $1,660,000  $1,392,000
                                 ==========     ==========  ==========  ==========

4. INVESTMENT IN LEASES

  The Company is the lessor of equipment under agreements expiring in various future years. Certain of the equipment leases provide for additional rents, based on use in excess of a stipulated minimum number of hours, and allow the lessees to purchase the equipment for fair value at the end of the lease terms.

  Property leased or held for lease to others under operating leases consists of the following:

                                                              DECEMBER 31,
                                               MARCH 31,  ---------------------
                                                 1998        1997       1996
                                              ----------- ---------- ----------
                                              (UNAUDITED)
   Equipment................................. $5,074,000  $4,290,000 $2,279,000
   Unamortized initial direct costs..........     74,000      64,000     44,000
                                              ----------  ---------- ----------
                                               5,148,000   4,354,000  2,323,000
   Less accumulated depreciation.............  1,297,000   1,057,000    247,000
                                              ----------  ---------- ----------
     Total................................... $3,851,000  $3,297,000 $2,076,000
                                              ==========  ========== ==========

  The Company's net investment in direct financing leases consists of the following:

                                                           DECEMBER 31,
                                           MARCH 31,   ----------------------
                                             1998         1997        1996
                                          -----------  ----------  ----------
                                          (UNAUDITED)
   Minimum lease payments receivable..... $10,557,000  $9,819,000  $2,115,000
   Unamortized initial direct costs......     156,000     150,000      21,000
   Estimated unguaranteed residual
    values...............................      17,000      17,000       2,000
   Unearned income.......................  (1,562,000) (1,579,000)   (333,000)
                                          -----------  ----------  ----------
     Total                                $ 9,168,000  $8,407,000  $1,805,000
                                          ===========  ==========  ==========

                       COLORADO BUSINESS BANKSHARES, INC.

  At March 31, 1998 and December 31, 1997, future minimum lease payments receivable under direct financing leases and noncancelable operating leases are as follows:

                                        MARCH 31, 1998
                                         (UNAUDITED)         DECEMBER 31, 1997
                                    ---------------------- ---------------------
                                      DIRECT                 DIRECT
                                     FINANCING  OPERATING  FINANCING  OPERATING
                                      LEASES      LEASES     LEASES     LEASES
                                    ----------- ---------- ---------- ----------
   1998............................ $ 2,666,000 $1,321,000 $3,141,000 $1,400,000
   1999............................   3,404,000  1,324,000  2,870,000    934,000
   2000............................   2,337,000    603,000  1,884,000    571,000
   2001............................   1,441,000    104,000  1,333,000    102,000
   2002............................     507,000        --     490,000        --
   Thereafter......................     202,000        --     101,000        --
                                    ----------- ---------- ---------- ----------
     Total......................... $10,557,000 $3,352,000 $9,819,000 $3,007,000
                                    =========== ========== ========== ==========

5. PREMISES AND EQUIPMENT

  The major classes of premises and equipment are summarized as follows:

                                                              DECEMBER 31,
                                               MARCH 31,  ---------------------
                                                 1998        1997       1996
                                              ----------- ---------- ----------
                                              (UNAUDITED)
   Building.................................. $  355,000  $  355,000 $  355,000
   Leasehold improvements....................    983,000     951,000    693,000
   Furniture, fixtures, and equipment........  2,964,000   2,049,000    772,000
                                              ----------  ---------- ----------
                                               4,302,000   3,355,000  1,820,000
   Accumulated depreciation..................  2,219,000   2,089,000    346,000
                                              ----------  ---------- ----------
                                              $2,083,000  $1,266,000 $1,474,000
                                              ==========  ========== ==========

6. CERTIFICATE OF DEPOSITS

  The composition of certificate of deposits is as follows:

                                                               DECEMBER 31,
                                              MARCH 31,  -----------------------
                                                1998        1997        1996
                                             ----------- ----------- -----------
                                             (UNAUDITED)
   Less than $100,000....................... $18,999,000 $18,724,000 $ 9,936,000
   $100,000 and more........................  50,067,000  52,130,000  27,518,000
                                             ----------- ----------- -----------
                                             $69,066,000 $70,854,000 $37,454,000
                                             =========== =========== ===========

  Related interest expense is as follows:

                           THREE MONTHS ENDED
                                MARCH 31,          YEARS ENDED DECEMBER 31,
                           ------------------- --------------------------------
                             1998      1997       1997       1996       1995
                           --------- --------- ---------- ---------- ----------
                               (UNAUDITED)
   Less than $100,000..... $ 246,000 $ 175,000 $  877,000 $  445,000 $  349,000
   $100,000 and more......   721,000   442,000  2,083,000  1,450,000    843,000
                           --------- --------- ---------- ---------- ----------
                           $ 967,000 $ 617,000 $2,960,000 $1,895,000 $1,192,000
                           ========= ========= ========== ========== ==========

                      COLORADO BUSINESS BANKSHARES, INC.

  Maturities of certificates of deposit of $100,000 and more are as follows:

                                                         MARCH 31,  DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
   Less than three months.............................. $30,149,000 $29,828,000
   Three months up to six months.......................   9,921,000   8,387,000
   Six months up to one year...........................   7,898,000   7,976,000
   One year and over...................................   2,099,000   5,939,000
                                                        ----------- -----------
                                                        $50,067,000 $52,130,000
                                                        =========== ===========

7. BORROWED FUNDS

  The Company has advances from the Federal Home Loan Bank of Topeka (FHLB) with interest rates that range from 5.98% to 6.89%. Advances are collateralized generally by all assets of the Company.

  Aggregate annual maturities of advances are as follows:

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   1998............................................................  $1,140,000
   1999............................................................   1,140,000
   2000............................................................     140,000
   2001............................................................     140,000
   2002............................................................     140,000
   Thereafter......................................................     560,000
                                                                     ----------
     Total.........................................................  $3,260,000
                                                                     ==========

  Securities sold under agreements to repurchase are summarized as follows:

                                                             DECEMBER 31,
                                             MARCH 31,  ----------------------
                                               1998        1997        1996
                                            ----------- ----------- ----------
                                            (UNAUDITED)
   Securities with an estimated fair value
    of $18,928,000 (unaudited) in 1998,
    $13,152,000 in 1997 and $3,431,000 in
    1996................................... $16,085,000 $13,024,000 $3,422,000
                                            =========== =========== ==========

  The Company enters into sales of securities under agreements to repurchase. The amounts received under these agreements represent short-term borrowings and are reflected as a liability in the consolidated statement of condition. During the period, securities were pledged to the customers' and segregated into a separate safekeeping account that explicitly recognizes the customers' interest in the securities. Securities sold under agreements to repurchase averaged $17,602,000 and $7,323,000 and the maximum amounts outstanding at any month-end during the years ended December 31, 1997 and 1996 were $25,251,000 and $6,084,000, respectively. At December 31, 1997, the weighted average interest rate was 5.21%.

  Note payable at March 31, 1998 and December 31, 1997, consists of a $7,500,000 promissory note due to a bank. Interest on the note is payable quarterly and is set at the lending bank's prime rate. Principal is payable in quarterly installments of $250,000 through July 1998, increasing to $313,000 through April 2001 with the remaining outstanding balance due July 2001. The note is collateralized by a pledge of all of the Colorado Business Bank, N.A.'s common stock. The agreement also contains covenants which include compliance with

                      COLORADO BUSINESS BANKSHARES, INC.

certain financial requirements including minimum tangible equity capital to total quarterly average assets at the subsidiary bank of 6.50%.

  Aggregate annual maturities are as follows:

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   1998............................................................  $  813,000
   1999............................................................   1,250,000
   2000............................................................   1,250,000
   2001............................................................   4,187,000
                                                                     ----------
     Total.........................................................  $7,500,000
                                                                     ==========

8. INCOME TAXES

  The components of consolidated income tax expense are as follows:

                            THREE MONTHS ENDED
                                MARCH 31,           YEARS ENDED DECEMBER 31,
                            -------------------  --------------------------------
                              1998       1997       1997       1996       1995
                            ---------  --------  ----------  ---------  ---------
                               (UNAUDITED)
   Current tax expense..... $ 518,000  $300,000  $1,586,000  $ 946,000  $ 669,000
   Deferred tax expense
    (benefit)..............  (107,000)  (97,000)   (341,000)  (184,000)  (237,000)
                            ---------  --------  ----------  ---------  ---------
     Total................. $ 411,000  $203,000  $1,245,000  $ 762,000  $ 432,000
                            =========  ========  ==========  =========  =========

  A deferred tax asset or liability is recognized for the tax consequences of temporary differences in the recognition of revenue and expense for financial and tax reporting purposes. The net change during the year in the deferred tax asset or liability results in a deferred tax expense or benefit. The temporary differences, tax effected, which give rise to the Company's net deferred tax assets are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
   Deferred tax assets:
     Allowance for loan losses............................... $688,000 $486,000
     Depreciation............................................   43,000      --
     Deferred loan fees......................................  102,000  105,000
     Vacation and other accrued liabilities..................   44,000      --
     Other...................................................   62,000   35,000
                                                              -------- --------
       Total deferred tax assets.............................  939,000  626,000
                                                              -------- --------
   Deferred tax liabilities:
     Deferred direct costs...................................      --       --
     Building leasehold improvements.........................   97,000  125,000
     Unrealized gain on available-for-sale securities........   65,000   53,000
                                                              -------- --------
       Total deferred tax liabilities........................  162,000  178,000
                                                              -------- --------
   Net deferred tax assets................................... $777,000 $448,000
                                                              ======== ========

                      COLORADO BUSINESS BANKSHARES, INC.

  A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                  YEARS ENDED DECEMBER 31,
                                                ------------------------------
                                                   1997       1996      1995
                                                ----------  --------  --------
   Computed at the statutory rate (34%).......  $1,053,000  $633,000  $390,000
   Increase (decrease) resulting from:
     Tax exempt interest income on loans and
      securities..............................     (10,000)  (61,000)  (56,000)
     Nondeductible goodwill amortization......     148,000   146,000   136,000
     State income taxes, net of federal income
      tax effect..............................      65,000    50,000    32,000
     Other....................................     (11,000)   (6,000)  (70,000)
                                                ----------  --------  --------
     Actual tax provision.....................  $1,245,000  $762,000  $432,000
                                                ==========  ========  ========

9. SHAREHOLDERS' EQUITY

  Preferred Stock--The Board of Directors is authorized, among other things, to fix the designation and the powers, preferences and relative, participating, optional and other special rights for preferred shares. All outstanding preferred shares are held by the holder of the note payable referred to in Note 7 and are designated by the Board as Series A Adjustable Rate Cumulative Perpetual Preferred Stock. Holders of the Series A Preferred Stock have no voting rights except under certain conditions. The Board further entitled the holders of Preferred Stock to receive preferential cumulative cash dividends at the applicable floating rate payable quarterly in arrears (prime plus 2.25%). Prime was 8.50% at December 31, 1997. Shares of the Preferred Stock are redeemable by the Company in whole or in part at the outstanding redemption price of $1,000 per share plus all unpaid dividends. The Preferred Stock is putable to two current shareholders and directors of the Company. However, the Company is not required to redeem the stock. All shares of Common Stock of the Company, and all other capital stock of any class or series of the Company issued after the issue date, rank junior to the Preferred Stock as to dividends and rights upon liquidation, dissolution or winding up of the Company.

  Stock Options--Certain officers of the Company have been granted options to purchase shares of the Company's common stock pursuant to two stock option plans. The plan's options are granted at prices not less than the fair market value of the Company's stock at the date of grant. Generally, the options are exercisable commencing one year from the date of grant and vest 25% per year thereafter becoming fully exercisable after four years. The options expire after ten years and, as of December 31, 1997 the total number of shares reserved under the plans is 298,603, and remaining shares available for granting is 53,552. The following is a summary of changes in shares under option:

                                                           THREE MONTHS ENDED
                                                             MARCH 31, 1998
                                                           ---------------------
                                                                      WEIGHTED
                                                                       AVERAGE
                                                                      EXERCISE
                                                            SHARES      PRICE
                                                           ---------- ----------
                                                              (UNAUDITED)
   Outstanding, beginning of period.......................    245,051  $   3.12
     Granted..............................................      4,713      7.43
     Exercised............................................        --        --
     Forfeited............................................        --        --
                                                           ----------  --------
   Outstanding, end of period.............................    249,764  $   3.20
                                                           ==========  ========
   Options exercisable, end of period.....................     84,354  $   2.49
                                                           ==========  ========

                      COLORADO BUSINESS BANKSHARES, INC.

                                          YEARS ENDED DECEMBER 31,
                             --------------------------------------------------
                                   1997             1996             1995
                             ---------------- ---------------- ----------------
                                     WEIGHTED         WEIGHTED         WEIGHTED
                                     AVERAGE          AVERAGE          AVERAGE
                                     EXERCISE         EXERCISE         EXERCISE
                             SHARES   PRICE   SHARES   PRICE   SHARES   PRICE
                             ------- -------- ------- -------- ------- --------
   Outstanding, beginning
    of year................  157,162  $2.54   138,783  $2.42       --
     Granted...............  102,733   4.00    27,804   3.21   138,783  $2.42
     Exercised.............      358   2.12       --     --        --     --
     Forfeited.............   14,486   3.18     9,425   2.76       --     --
                             -------  -----   -------  -----   -------  -----
   Outstanding, end of
    year...................  245,051  $3.12   157,162  $2.54   138,783  $2.42
                             =======  =====   =======  =====   =======  =====
   Options exercisable, end
    of year................   67,153  $2.43    31,574  $2.38       --   $ --
                             =======  =====   =======  =====   =======  =====

  The Company granted other stock options ("Other Options") in 1994 to individuals for their contributions to the Company which were immediately exercisable at $2.12 per share. An aggregate of 188,500 shares of common stock reserved for issuance under these agreements were exercised in February 1998.

  The Company has elected to continue to account for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for its stock option plans. The Company estimated the fair value of options granted in 1997, 1996 and 1995 to be $119,000, $11,000, and $123,000,
respectively using an analysis similar to the Black-Scholes option pricing model prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of each stock option grant is estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.58%; expected dividend yield of 0%; expected life of five years; and expected volatility of 8.10%. The outstanding stock options at March 31, 1998 have a weighted average contractual life of 8.25 years and the range of exercise prices is $2.12 to $7.43. Had compensation cost been determined based on fair value at the grant date for the Company's stock options in accordance with SFAS No. 123, the proforma effect on net income for the years ended December 31, 1997, 1996 and 1995 would have been a decrease of $41,000, $35,000, and $19,000, respectively. The effect on earnings per share is not material.

  At December 31, 1997, the Company's ability to pay dividends on its common stock, if it determines to do so, is largely dependent upon the payment of dividends by the Bank. At December 31, 1997, the Bank could have paid total dividends to the Company of approximately $1 million, without prior regulatory approval.

  The weighted average shares outstanding used in the calculation of Basic and Diluted Earnings Per Share are as follows:

                             THREE MONTHS ENDED
                                 MARCH 31,         YEARS ENDED DECEMBER 31,
                            ------------------- -------------------------------
                              1998      1997       1997       1996      1995
                            --------- --------- ---------- ---------- ---------
                                (UNAUDITED)
   Net income..............  $587,000  $272,000 $1,853,000 $1,100,000  $716,000
   Less: Preferred stock
    dividends..............    40,000       --     116,000        --        --
                            --------- --------- ---------- ---------- ---------
   Income available to
    common shareholders....  $547,000  $272,000 $1,737,000 $1,100,000  $716,000
                            ========= ========= ========== ========== =========
   Weighted average shares
    outstanding--basic
    earnings per share..... 4,941,990 3,784,138  4,690,852  3,771,885 3,773,063
   Effect of dilutive
    securities--stock
    options................   278,541   115,883    111,926     54,582    27,084
                            --------- --------- ---------- ---------- ---------
   Weighted average shares
    outstanding--diluted
    earnings per share..... 5,220,531 3,900,021  4,802,778  3,826,467 3,800,147
                            ========= ========= ========== ========== =========

                      COLORADO BUSINESS BANKSHARES, INC.

10. COMMITMENTS AND CONTINGENCIES

  Employee Profit Sharing Trust--The Company has a defined contribution pension plan covering substantially all employees. Employees may contribute up to 15% of their compensation with the Company's discretionary matching within the limits defined for a 401(k) Plan. Employer contributions charged to expense for the years ended December 31, 1997, 1996, and 1995 were $123,000, $114,000 and $67,000, respectively.

  Lease Commitments--The Company entered into various operating lease agreements for office space. Total rental expense for the years ended December 31, 1997, 1996 and 1995 was $533,000, $477,000, and $374,000, respectively.
The Company's corporate office lease expires June 30, 1998. Subsequent to December 31, 1997, certain officers and directors acquired the building in which the corporate office is located and certain banking operations are performed. Future minimum lease payments under all noncancelable operating leases are as follows:

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   1998............................................................  $  405,000
   1999............................................................     318,000
   2000............................................................     319,000
   2001............................................................     169,000
   2002............................................................     146,000
   Thereafter......................................................     343,000
                                                                     ----------
     Total.........................................................  $1,700,000
                                                                     ==========

  Financial Instruments with Off-Balance Sheet Risk--In the normal course of business the Company has entered into financial instruments which are not reflected in the accompanying consolidated financial statements. These financial instruments include commitments to extend credit and stand-by letters of credit. The Company had the following commitments:

                                                      MARCH 31,  DECEMBER 31,
                                                        1998         1997
                                                     ----------- ------------
                                                     (UNAUDITED)
   Commitments to originate commercial or real
    estate construction loans and unused lines of
    credit granted to customers..................... $84,464,000 $79,354,000
                                                     =========== ===========
   Commitments to fund consumer loans:
     Personal lines of credit....................... $ 3,485,000 $ 3,499,000
                                                     =========== ===========
     Credit card loans.............................. $ 1,353,000 $ 1,285,000
                                                     =========== ===========
   Standby and performance letters of credit........ $ 1,736,000 $ 1,027,000
                                                     =========== ===========

  The Company makes contractual commitments to extend credit and provide standby letters of credit, which are binding agreements to lend money to its customers at predetermined interest rates for a specific period of time. The credit risk involved in issuing these financial instruments is essentially the same as that involved in granting on-balance sheet financial instruments. As such, the Company's exposure to credit loss in the event of non-performance by the counter-party to the financial instrument is represented by the contractual amounts of those instruments. However, the Company applies the same credit policies, standards and ongoing reassessments in making commitments and conditional obligations as they do for loans. In addition, the amount and type of collateral obtained, if deemed necessary upon extension of a loan commitment or standby letter of credit, is essentially the same as the collateral requirements provided for loans. Additional risk associated with providing these commitments arise when they are drawn upon, such as the demands on liquidity the banks would

                      COLORADO BUSINESS BANKSHARES, INC.

experience if a significant portion were drawn down at the same time. However, this is considered unlikely, as many commitments expire without being drawn upon and therefore do not necessarily represent future cash requirements.

  Employment Contracts--Certain officers of the Company have entered into employment agreements providing for salaries and fringe benefits. In addition, severance is provided in the event of termination for other than cause and under certain changes in control a lump sum payment is required.

  Other Matters--The Company is involved in various lawsuits which have arisen in the normal course of business. It is management's opinion, based upon advice of legal counsel, that the ultimate outcome of these lawsuits will not have a material impact upon the financial condition or results of operations of the Company.

  Pursuant to normal banking practices, the Company is required to maintain certain balances (reserves) with the Federal Reserve Bank. At December 31, 1997, the required balance was approximately $1,568,000.

11. REGULATORY MATTERS

  The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company and its Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets.

  The Company's total capital to risk weighted assets at December 31, 1997 was $4,448,000 or $838,000, less than the required 8% minimum. The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank's categories.

                      COLORADO BUSINESS BANKSHARES, INC.

  The following table shows the Company and the Bank's actual capital amounts and ratios and regulatory thresholds (note that the Company does not meet the criteria for utilizing the minimum Tier I capital to average assets ratio of 3%):

                                       AS OF MARCH 31, 1998 (UNAUDITED)
                            ----------------------------------------------------------
                                                                     TO BE "WELL
                                                                 CAPITALIZED" UNDER
                                                  FOR CAPITAL     PROMPT CORRECTIVE
                                 ACTUAL        ADEQUACY PURPOSES  ACTION PROVISIONS
                            -----------------  ----------------- ---------------------
                              AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT    RATIO
                            ----------- -----  ----------- ----- ------------ --------
   COMPANY
   Total capital
    (to risk weighted
    assets)................ $15,660,000  8.2%  $15,380,000  8.0%          N/A   N/A
   Tier I capital
    (to risk weighted
    assets)................  13,254,000  6.9%    7,690,000  4.0%          N/A   N/A
   Tier I capital
    (to average assets)....  13,254,000  5.2%   10,294,000  4.0%          N/A   N/A
   COLORADO BUSINESS BANK,
    N.A.
   Total capital
    (to risk weighted
    assets)................ $22,200,000 11.6%  $15,336,000  8.0% $ 19,170,000  10.0%
   Tier I capital
    (to risk weighted
    assets)................  19,801,000 10.3%    7,668,000  4.0%   11,502,000   6.0%
   Tier I capital
    (to average assets)....  19,801,000  7.7%   10,286,000  4.0%   12,858,000   5.0%
                                            AS OF DECEMBER 31, 1997
                            ----------------------------------------------------------
                                                                     TO BE "WELL
                                                                 CAPITALIZED" UNDER
                                                  FOR CAPITAL     PROMPT CORRECTIVE
                                 ACTUAL        ADEQUACY PURPOSES  ACTION PROVISIONS
                            -----------------  ----------------- ---------------------
                              AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT    RATIO
                            ----------- -----  ----------- ----- ------------ --------
   COMPANY
   Total capital
    (to risk weighted
    assets)................ $14,448,000  7.6%  $15,286,000  8.0%          N/A   N/A
   Tier I capital
    (to risk weighted
    assets)................  12,200,000  6.4%    7,643,000  4.0%          N/A   N/A
   Tier I capital
    (to average assets)....  12,200,000  4.9%    9,980,000  4.0%          N/A   N/A
   COLORADO BUSINESS BANK,
    N.A.
   Total capital
    (to risk weighted
    assets)................ $21,179,000 11.6%  $14,652,000  8.0% $ 18,315,000  10.0%
   Tier I capital
    (to risk weighted
    assets)................  18,931,000 10.3%    7,326,000  4.0%   10,989,000   6.0%
   Tier I capital
    (to average assets)....  18,931,000  7.6%    9,964,000  4.0%   12,455,000   5.0%

                       COLORADO BUSINESS BANKSHARES, INC.

                                            AS OF DECEMBER 31, 1996
                            -------------------------------------------------------------
                                                                       TO BE "WELL
                                                                    CAPITALIZED" UNDER
                                                  FOR CAPITAL       PROMPT CORRECTIVE
                                 ACTUAL        ADEQUACY PURPOSES    ACTION PROVISIONS
                            -----------------  ------------------------------------------
                              AMOUNT    RATIO    AMOUNT     RATIO     AMOUNT     RATIO
                            ----------- -----  ------------ -------------------- --------
   COMPANY
   Total capital
    (to risk weighted
    assets)................ $ 6,063,000  5.3%  $  9,152,000    8.0%          N/A    N/A
   Tier I capital
    (to risk weighted
    assets)................   4,549,000  4.0%     4,549,000    4.0%          N/A    N/A
   Tier I capital
    (to average assets)....   4,549,000  2.6%     6,998,000    4.0%          N/A    N/A
   THE WOMEN'S BANK
   Total capital
    (to risk weighted
    assets)................ $11,733,000 15.1%  $  6,225,000    8.0% $  7,781,000   10.0%
   Tier I capital
    (to risk weighted
    assets)................  10,655,000 13.7%     3,112,000    4.0%    4,668,000    6.0%
   Tier I capital
    (to average assets)....  10,655,000  7.9%     5,394,000    4.0%    6,743,000    5.0%
   COLORADO BUSINESS BANK,
    N.A.
   Total capital
    (to risk weighted
    assets)................ $ 3,830,000 10.3%  $  2,986,000    8.0%    3,732,000   10.0%
   Tier I capital
    (to risk weighted
    assets)................   3,391,000  9.1%     1,493,000    4.0%    2,239,000    6.0%
   Tier I capital
    (to average assets)....   3,391,000  7.2%     1,895,000    4.0%    2,369,000    5.0%

                      COLORADO BUSINESS BANKSHARES, INC.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of the Company's financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                             MARCH 31, 1998         DECEMBER 31, 1997
                         ----------------------- -----------------------
                                      ESTIMATED               ESTIMATED
                          CARRYING      FAIR      CARRYING      FAIR
                            VALUE       VALUE       VALUE       VALUE
                         ----------- ----------- ----------- -----------
                               (UNAUDITED)
Financial assets:
  Cash and cash
   equivalents.......... $22,527,000 $22,527,000 $27,775,000 $27,775,000
  Investment securities
   available-for-sale...  41,699,000  41,699,000  41,630,000  41,630,000
  Investment securities
   held-to-maturity.....  13,166,000  13,387,000  14,931,000  15,189,000
  Other investments.....   2,220,000   2,220,000   2,223,000   2,223,000
  Accrued interest
   receivable...........   1,245,000   1,245,000   1,331,000   1,331,000
  Loans and leases,
   net.................. 179,211,000 178,976,000 164,091,000 164,020,000
Financial liabilities:
  Deposits.............. 220,595,000 220,675,000 221,058,000 220,972,000
  Accrued interest
   payable..............     279,000     279,000     361,000     361,000
  Note payable..........   7,500,000   7,500,000   7,500,000   7,500,000
  Federal funds
   purchased............   5,000,000   5,000,000         --          --
  Securities sold under
   agreement to
   repurchase...........  16,085,000  16,085,000  13,024,000  13,024,000
  Advances from Federal
   Home Loan Bank.......   3,260,000   3,296,000   3,260,000   3,298,000

  The estimation methodologies utilized by the Company are summarized as follows:

  Cash and Cash Equivalents--For cash and due from banks and federal funds sold the carrying amount is a reasonable estimate of fair value.

  Investment Securities--For investment securities, fair value equals the quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar investment securities.

  Loans and Leases--The fair value of fixed rate loans and leases is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In computing the estimate of fair value for all loans and leases, the estimated cash flows and/or carrying value have been reduced by specific and general reserves for loan losses.

  Accrued Interest Receivable/Payable--The carrying amount of accrued interest receivable/payable is a reasonable estimate of fair value due to the short-term nature of these amounts.

  Deposits--The fair value of demand deposits, NOW and savings accounts, and certain money market deposits is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

                      COLORADO BUSINESS BANKSHARES, INC.

  Note Payable, Federal Funds Purchased, Securities Sold under Repurchase Agreement--The estimated fair value of variable rate borrowed funds approximates their carrying value.

  Advances from the Federal Home Loan Bank--Estimated fair value is based on discounting cash flows for comparable instruments.

  Commitments to Extend Credit and Standby Letters of Credit--The Company's off-balance sheet commitments are funded at current market rates at the date they are drawn upon. It is management's opinion that the fair value of these commitments would approximate their carrying value, if drawn upon.

  The fair value estimates presented herein are based on pertinent information available to management as of March 31, 1998, December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

13. SUBSEQUENT EVENTS

  At the Company's annual shareholders meeting, held on May 19, 1998, the shareholders approved a 4.7125 for 1 stock split of the Company's common stock and increased authorized shares to 25,000,000. In addition, the shareholders approved an increase in the number of preferred shares authorized to 2,000,000 shares. All references to outstanding shares, options and earnings per share have been adjusted for the stock split.

  In May 1998, the Company approved the 1998 Stock Incentive Plan (the "1998 Plan"). The maximum number of shares authorized to be issued under the 1998 Plan is 225,000 shares of Common Stock, and the maximum number of shares underlying awards that may be granted to an individual employee in a calendar year is 22,500 shares of Common Stock. As of March 31, 1998, no awards had been granted under the 1998 Plan. The exercise price for options granted under the 1998 Plan must be at least equal to 100% of the fair market value of the Common Stock on the date of grant. The 1998 Plan permits the granting of stock options, including Incentive Stock Options and non-qualified stock options.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN IS CONTAINED IN THIS PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE ANY OF THE DATES AS TO WHICH INFORMATION IS FUR-NISHED HEREIN OR SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OF-FERED HEREBY TO ANY PERSON OR IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
Dilution.................................................................  13
Capitalization...........................................................  14
Summary Consolidated Financial Data......................................
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  26
Management...............................................................  40
Certain Transactions.....................................................  47
Supervision and Regulation ..............................................  49
Principal Shareholders ..................................................  54
Description of Capital Stock.............................................  55
Underwriting.............................................................  57
Shares Eligible for Future Sale..........................................  58
Changes in Accountants...................................................  59
Legal Matters............................................................  59
Experts..................................................................  60
Other Information........................................................  60
Index to Consolidated Financial Statements...............................   F

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  UNTIL , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDI-TION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UN-DERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               1,400,000 SHARES

              [LOGO OF COLORADO BUSINESS BANKSHARES, INC.]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                             DAIN RAUSCHER WESSELS

                 A DIVISION OF DAIN RAUSCHER INCORPORATED

                                       , 1998


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                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent now or hereafter permitted by Colorado law. Under such provisions, any director or officer who, in his or her capacity as such, is made, or threatened to be made, a party to any suit or proceeding will be indemnified if such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The Articles of Incorporation, Bylaws and Colorado law further provide that such indemnification is not exclusive of any other rights to which such individual may be entitled under the Articles of Incorporation, Bylaws, any agreement, insurance policies, vote of shareholders or disinterested directors or otherwise.

  In addition, the Articles of Incorporation provide that, to the full extent now or hereafter permitted by Colorado law, the Registrant's directors will not be liable for monetary damages for breach of their fiduciary duty of care to the Registrant and its shareholders. This provision in the Articles of Incorporation does not eliminate the directors' fiduciary duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Colorado law. Each director will continue to be subject to liability for breach of his or her duty of loyalty to the Registrant and its shareholders for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for certain activities prohibited by Colorado law (relating primarily to the unlawful payment of dividends or repurchase of stock), or for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  The Registrant maintains directors' and officers' liability insurance with a $5 million limit per year per occurrence. The Registrant pays annual premiums and expenses relating to the policy of approximately $17,500 per year.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the Commission registration fee and the NASD filing fee.

   ITEM                                                               AMOUNT
   ----                                                             -----------
   Commission registration fee..................................... $  5,669.40
   NASD filing fee.................................................    2,432.00
   Nasdaq listing fee..............................................   66,875.00
   Printing and engraving expenses.................................   90,000.00
   Legal fees and expenses.........................................  150,000.00
   Accounting fees and expenses....................................  110,000.00
                                                                    -----------
   Transfer agent fees.............................................    3,500.00
   Miscellaneous expenses..........................................   51,523.60
                                                                    -----------
    Total.......................................................... $480,000.00
                                                                    ===========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

  The following is a summary of the transactions by Registrant during the last three years involving sales of Registrant's securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

    1. In March 1997, the Registrant issued and sold approximately 1,102,725 (after giving effect to a 4.7125-for-1 stock split, effected in May 1998) shares of its Common Stock, $.01 par value, to 48 purchasers at approximately $3.61 per share, for an aggregate purchase price of approximately $4 million.

    2. In April 1997, the Registrant issued 1,500 shares of Series A Adjustable Rate Cumulative Perpetual Preferred Stock, par value $.01, to one purchaser in exchange for the forgiveness of $1.5 million in indebtedness of the Registrant.

  The above-described sales were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act, and/or Regulation D promulgated thereunder.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

    **1.1  Form of Underwriting Agreement.
      3.1  Amended and restated Articles of Incorporation of the Registrant.
      3.2  Amended and restated Bylaws of the Registrant.
    **4.1  Form of Underwriters' Warrant
    **5.1  Opinion of Dorsey & Whitney LLP.
     10.1  Colorado Business Bankshares, Inc. 1998 Stock Incentive Plan.
     10.2  Amended and Restated Colorado Business Bankshares, Inc. 1997
           Incentive Stock Option Plan.
     10.3  Amended and Restated Colorado Business Bankshares, Inc. 1995
           Incentive Stock Option Plan.
    *10.4 Shareholders Agreement of Colorado Business Leasing, Inc., dated as of March 29, 1996, by and among The Women's Bank, N.A., Richard
           M. Hall, Jr., James F. Enssle, Andrea J. Johnson and Colorado
           Business Leasing, Inc.
   *+10.5 License Agreement, dated as of November 19, 1997, by and between Jack Henry & Associates, Inc. and Colorado Business Bank, N.A.
   *+10.6 Contract Modification, dated as of November 19, 1997, by and between Jack Henry & Associates, Inc. and Colorado Business Bank,
           N.A.
   *+10.7  Computer Software Maintenance Agreement, dated as of November 19,
           1997, by and between
           Jack Henry & Associates, Inc. and Colorado Business Bank, N.A.
    *10.8 Employment Agreement, dated as of March 1, 1995, by and between Equitable Bankshares of
           Colorado, Inc. and Jonathan C. Lorenz.
    *10.9 Employment Agreement, dated as of May 8, 1995, by and between Equitable Bankshares of
           Colorado, Inc. and Virginia K. Berkeley.
    *10.10 Employment Agreement, dated as of January 3, 1998, by and between Colorado Business
           Bankshares, Inc. and Richard J. Dalton.
    *10.11 Employment Agreement, dated as of February 29, 1996, by and between Equitable Bankshares of Colorado, Inc. and Darrell J.
           Schulte.

    *10.12 Employment Agreement, dated as of June 12, 1995, by and between Colorado Business
           Bankshares, Inc. and Charles E. Holmes.
    *10.13 Employment Agreement, dated as of November 16, 1997, by and between Colorado Business
           Bankshares, Inc. and Andrew L. Bacon.
    *10.14 Employment Agreement, dated as of October 1, 1997, by and between Colorado Business
           Bankshares, Inc. and K. Denise Albrecht.
    *10.15 Employment Agreement, dated as of March 29, 1996, by and between
           Colorado Business Leasing, Inc. and Richard M. Hall, Jr.
    *10.16 Employment Agreement, dated as of September 29, 1995, by and between Equitable Bankshares of Colorado, Inc. and Katherine H.
           Kaley.
    *10.17 Employment Agreement, dated as of January 8, 1996, by and between
           Colorado Business Bankshares, Inc. and Robert J. Ostertag.
    *10.18 Retail Lease, dated as of April 1, 1991, by and between
           Southbridge Plaza, L.P. and Equitable Bank of Littleton, N.A.
    *10.19 First Amendment to Retail Lease, dated as of January 4, 1996, by and between Southbridge Plaza, L.P. and Colorado Business Bank,
           N.A., formerly known as Equitable Bank of Littleton, N.A.
     10.20 Office Lease, dated as of December 2, 1996, by and between Elliott
           Kiowa, Inc. and Colorado Business Bank, N.A.
     10.21 Lease, dated as of December 1, 1997, by and between Spencer
           Enterprises and Colorado Business Bank, N.A.
    *10.22 Office Building Lease, dated as of July 19, 1995, by and between
           Chrisman, Bynum & Johnson P.C. and Equitable Bank of Littleton.
    *10.23 Office Lease, dated as of February 23, 1996, by and between Colorado Business Leasing, Inc. and Denver Place Associates
           Limited Partnership.
     16.1  Letter from Baird, Kurtz & Dobson.
     16.2  Letter from McGladrey & Pullen LLP.
    *21.1  List of subsidiaries.
   **23.1  Consent of Dorsey & Whitney LLP (included as part of Exhibit 5.1).
     23.2  Consent of Deloitte & Touche LLP.
     23.3  Consent of Baird, Kurtz & Dobson.
     23.4  Consent of McGladrey & Pullen LLP.
     24.1 Power of Attorney (included in the signature page of this Registration Statement).
     27.1  Financial Data Schedule.

--------

 * Previously filed.

** To be filed by amendment.
 + Confidential treatment requested as to certain portions of exhibit. Such portions have been redacted.

ITEM 28. UNDERTAKINGS.

  The Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act:

    (1) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  In accordance with the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City and County of Denver, State of Colorado, on the 29th day of May, 1998.

                                          Colorado Business Bankshares, Inc.

                                                    /s/ Steven Bangert

                                          By_____________________________
                                                      Steven Bangert
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Steven Bangert and Jonathan C. Lorenz and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT WAS SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW AND ON THE DATES STATED.

              SIGNATURE                         TITLE                DATE

         /s/ Steven Bangert             Chairman of the
-------------------------------------    Board of Directors      May 29, 1998
           STEVEN BANGERT                and Chief Executive
                                         Officer (Principal
                                         Executive Officer)

       /s/ Jonathan C. Lorenz           Vice Chairman of the
-------------------------------------    Board, President        May 29, 1998
         JONATHAN C. LORENZ              and Director

      /s/ Virginia K. Berkeley
-------------------------------------   President of             May 29, 1998
        VIRGINIA K. BERKELEY             Colorado Business
                                         Bank--Denver and
                                         Director

                  *                     Director
-------------------------------------                            May 29, 1998
           MARK S. KIPNIS

                  *                     Director
-------------------------------------                            May 29, 1998
           HOWARD. R. ROSS

                  *                     Director
-------------------------------------                            May 29, 1998
           NOEL N. ROTHMAN

     /s/ Michael B. Burgamy             Director                 May 29, 1998
-------------------------------------

       MICHAEL B. BURGAMY

     /s/ Timothy J. Travis              Director                 May 29, 1998
-------------------------------------

       TIMOTHY J. TRAVIS

        /s/ Richard J. Dalton           Senior Vice
-------------------------------------    President and Chief     May 29, 1998
          RICHARD J. DALTON              Financial Officer
                                         (Principal
                                         Financial and
                                         Accounting Officer)
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       * /s/ Steven Bangert

By______________________________

       as attorney-in-fact.